As filed with the Securities and Exchange Commission on May 24, 2000

                                                              File No. 70-9619

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                --------------------------------------------
                              AMENDMENT NO. 1
                                    TO
                    FORM U-1 APPLICATION OR DECLARATION

                                   UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              -----------------------------------------------


     Sierra Pacific Resources       Portland General Electric Company
          6100 Neil Road                   121 SW Salmon Street
        Reno, Nevada 89511                Portland, Oregon 97204

            (Name of company or companies filing this statement
                and address of principal executive offices)
                --------------------------------------------

         Michael R. Niggli                   Peggy Y. Fowler
        Chairman and Chief          President and Chief Operating Officer
         Executive Officer          Portland General Electric Company
     Sierra Pacific Resources              121 SW Salmon Street
          6100 Neil Road                  Portland, Oregon 97204
        Reno, Nevada 89511                    (503) 464-8000
          (702) 834-3600

                 (Name and addresses of agents for service)
                --------------------------------------------
    The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Clifford M. (Mike) Naeve, Esq.             Joanne C. Rutkowski, Esq.
Mary Margaret Farren, Esq.                 LeBoeuf, Lamb, Greene
W. Mason Emnett, Esq.                          & MacRae, L.L.P.
Paul B. Silverman, Esq.                    1875 Connecticut Avenue, N.W.
William C. Weeden                          Washington, D.C. 20009
Skadden, Arps, Slate,
   Meagher & Flom LLP                      Adam Wenner, Esq.
1440 New York Avenue, N.W.                 Vinson & Elkins L.L.P.
Washington, D.C.  20005                    1455 Pennsylvania Avenue, NW
                                           Washington, DC 20004


                             Table of Contents
                             -----------------


                                                                       Page
                                                                       ----


Item 1.  Description of Proposed Transaction.........................     4
         A. Description of the Parties to the Transaction............     4
            1.    Sierra Pacific and its subsidiaries................     4
                  a.    SPPC.........................................     5
                  b.    Nevada Power.................................     6
                  c.    Non-Utility Subsidiaries.....................     8
            2.    PGE and PGH II and their subsidiaries..............    11
                  a.    PGE..........................................    11
                  b.    PGH II.......................................    13
         B. Description of the Transaction...........................    14
            1.    Reasons for the Transaction........................    14
            2.    Stock Purchase Agreement...........................    17
            3.    Background and Negotiations Leading to the
                  Transaction........................................    18
         C. Sierra Pacific Management Following the Transaction......    21

Item 2.  Fees, Commissions and Expenses..............................    21

Item 3.  Applicable Statutory Provisions.............................    21
         A. Acquisition of PGE and PGH II and Retention of Certain
            Businesses...............................................    22
            1.    Section 10(b)......................................    23
                  a.    Section 10(b)(1):  "Interlocking Relations" or
                        "Concentration of Control"...................    24
                  b.    Section 10(b)(2): Reasonableness of
                        Consideration and Fees.......................    26
                  c.    Section 10(b)(3):  Capital Structure and the
                        Public Interest..............................    29
            2.    Section 10(c)......................................    30
                  a.    Section 10(c)(1): Lawfulness under Section 8
                        and Detriment to Carrying Out Section 11.....    30
                        i.    The Transaction is lawful under
                              Section 8  20..........................    30
                        ii.   The Transaction will not be detrimental
                              to carrying out the provisions of
                              Section 11.............................    31
                              (a)   Section 11(b)(1) - Single Integrated
                                    Public Utility System............    31
                                    (i)   Physical Interconnection...    37
                                    (ii)  Coordination...............    47
                                    (iii) Single Area or Region......    50
                                    (iv)  Localized Management,
                                          Efficient Operation, and
                                          Effective Regulation.......    52
                                    Retention and Acquisition of
                                          Non-Utility Businesses.....    53
                                    Retention of the SPPC Gas System.    55
                              (b)   Section 11(b)(2) - Structure and
                                    Voting Power.....................    57
                  b.    Section 10(c)(2).............................    58
            3.    Section 10(f)......................................    60
         B  Financing of the Acquisition.............................    60
            1.    Overview of the Financing Request..................    61
            2.    Parameters for Financing Authorization.............    65
            3.    Description of Specific Types of Financing.........    66
                  a.    Short-Term Debt..............................    66
                  b.    Long-Term Debt...............................    67
                        (i)   Terms of Sierra Pacific Indenture......    68
                        (ii)  Terms of Borrowings from Banks
                              and Other Financial Institutions.......    70
                        (iii) Terms of Money Market Notes and
                              Similar Instruments....................    70
                  c.    Other Securities.............................    70
                  d.    Interest Rate Risk Management Devices........    71
            4.    Amortization of Goodwill...........................    71
            5.    Filing of Certificates of Notification.............    72

Item 4.  Regulatory Approval.........................................    72
         A. Antitrust Considerations.................................    73
         B. Atomic Energy Act........................................    73
         C. Federal Power Act........................................    73
         D. Nevada PUC...............................................    74
         E. Oregon PUC...............................................    74

Item 5.     Procedure................................................    74

Item 6.  Exhibits and Financial Statements...........................    75
         a. Exhibits.................................................    75
         b. Financial statements.....................................    77

Item 7.  Information as to Environmental Effects.....................    80

Sierra Pacific Resources and Portland General Electric Company hereby amend and restate their Application/Declaration on Form U-1 in File No. 70-9619 as follows:

               Introduction and Request for Commission Action

            Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), this Application requests that the Securities and Exchange Commission (the "SEC" or "Commission") approve the acquisition by Sierra Pacific Resources ("Sierra Pacific"), which is an exempt intrastate holding company under the Act, of Portland General Electric Company ("PGE") and PGH II, Inc. ("PGH II") (the "Transaction"). PGE is a wholly-owned public utility subsidiary company of Enron Corp. ("Enron"), an exempt holding company pursuant to Section 3(a)(1) of the Act under Rule 2 thereof. PGH II, an indirect subsidiary of Enron and an affiliate of PGE, owns several energy-related companies. Pursuant to the Transaction, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II, which thereby will become wholly-owned subsidiaries of Sierra Pacific. Following the consummation of the Transaction, Sierra Pacific will register with the Commission as a holding company pursuant to Section 5 of the Act.

            PGE is an electric utility company under the Act. Sierra Pacific owns all of the common stock of Sierra Pacific Power Company ("SPPC"), an electric and gas company under the Act, and all of the common stock of Nevada Power Company ("Nevada Power"), an electric utility company under the Act. The Transaction will not impact the structure of either SPPC or Nevada Power. SPPC and Nevada Power will continue to be wholly-owned subsidiaries of Sierra Pacific and will become sister companies to PGE and PGH II.

            The Transaction is not subject to shareholder approval of PGE, PGH II, Enron or Sierra Pacific. Thus, Sierra Pacific and PGE (collectively, the "Applicants") are not required to file Form S-4 with the Commission regarding the Transaction. The Transaction will be governed by the terms of a Stock Purchase Agreement dated as of November 5, 1999 (the "Stock Purchase Agreement"), by and among Sierra Pacific and Enron. Pursuant to the Stock Purchase Agreement, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II for a consideration of $2.1 billion. As a result of this acquisition, PGE and PGH II will become wholly-owned subsidiaries of Sierra Pacific.

            The acquisition of PGE substantially increases and diversifies the combined company's asset base, resulting in increased efficiency in the delivery of services. Pursuant to state mandate, Sierra Pacific currently is divesting all of its generation plants. Thus, the combination of PGE's assets with Sierra Pacific's distribution and transmission assets will result in a broader and more diverse asset base. The creation of a service company to perform various common and shared functions among the three operating companies also will help Sierra Pacific to achieve substantial efficiencies through the combining of functions, economies of scale, and the sharing of non-generation assets and facilities. The Applicants anticipate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period.

            The Transaction is designed to create a merged company that will be able to participate more effectively in the increasingly competitive energy marketplace. By combining with PGE, Sierra Pacific will almost double its current customer base. In addition, PGE is experiencing higher than national average annual population growth of approximately 3% and, through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. Moreover, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. This diversity in the combined company's customer base will enable Sierra Pacific to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth.

            The Transaction is conditioned, among other things, upon approval by the SEC, the Oregon Public Utility Commission ("Oregon PUC"), the Federal Energy Regulatory Commission ("FERC"), and the Nuclear Regulatory Commission ("NRC"), and on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 (as amended) (the "HSR Act").1


--------------
1 On March 16, 2000, the Public Utilities Commission of Nevada ("Nevada PUC") issued a Declaratory Order, attached as Exhibit D-2, concluding that the Nevada PUC does not have jurisdiction to review the Transaction. However, as described more fully in the concurrent Application/Declaration requesting approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-9621), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concurrent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.


            The Applicants request expedited treatment of this application so that, upon receipt of other regulatory approvals, Sierra Pacific and Enron will be in a position to consummate the Transaction promptly. Based on the anticipated receipt of these other regulatory approvals, the Applicants request that the Commission issue an order authorizing the Transaction by September 1, 2000. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1999.



ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION.

A.    DESCRIPTION OF THE PARTIES TO THE TRANSACTION.

      1.    SIERRA PACIFIC AND ITS SUBSIDIARIES.

            Sierra Pacific is a public utility holding company incorporated in the State of Nevada and currently is exempt from regulation by the Commission (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act by order of the Commission. Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26, 1999) [hereinafter Sierra Pacific]. Nevada Power and SPPC, described below, are wholly-owned operating subsidiaries of Sierra Pacific. Sierra Pacific is headquartered in Reno, Nevada.

            The common stock of Sierra Pacific, par value $1 per share ("Sierra Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol SRP. As of the close of business on December 31, 1999, there were 78,428,480 shares of Sierra Pacific Common Stock issued and outstanding.

            For the year ended December 31, 1999, Sierra Pacific's operating revenues on a consolidated basis were approximately $1.3 billion, of which $9.1 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1999, were approximately $5.2 billion, of which approximately $3.8 billion consisted of net utility plant and equipment. At December 31, 1999, Sierra Pacific's consolidated net income was $51.7 million.

            Sierra Pacific's principal executive office is located at 6100 Neil Road, Reno, Nevada 89511. At December 31, 1999, Sierra Pacific and its subsidiaries employed 3,250 employees, of which 1,430 were employed by SPPC and 1,677 by Nevada Power.

            More detailed information concerning Sierra Pacific and its subsidiaries is contained in Sierra Pacific's and SPPC's Annual Reports on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference as Exhibits G-1 and G-3, respectively.

            A.    SPPC

            SPPC is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 302,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of northwestern Nevada, SPPC distributes natural gas at retail to approximately 110,000 customers and provides water service to about 71,000 customers.

            For the year ended December 31, 1999, SPPC's utility operating revenues on a consolidated basis were approximately $764 million, resulting in a net income of approximately $66 million. During 1999, 83.9% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 5.1% from retail sales of electricity in California and 9.9% from wholesale sales of electricity and gas. SPPC's 1999 electric and gas operating revenues, which totaled $709 million, were comprised of its electric business ($609 million, or 86%) and its natural gas business ($100 million, or 14%). Of these 1999 electric and gas operating revenues, $644 million, or 91% were from sales in Nevada and $65 million, or 9% were from sales in California. In addition SPPC's water business operating revenues were $54.3 million. As of December 31, 1999, SPPC's net utility plant in service was $1.6 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1.

            During 1999, the peak electric demand experienced by SPPC was 1470 megawatts ("MW"). SPPC served this demand, plus a reserve margin, with a combination of the following: (i) 1,045 MW of power generated by plants owned by SPPC, (ii) 564 MW of power purchased pursuant to long term contracts, and (iii) additional firm and short-term power purchases. SPPC's fuel requirements for electric generation were provided by natural gas/oil (61.5%), coal (37.7%) and hydro (0.8%).

            As of December 31, 1999, SPPC's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations. Its electric distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

            SPPC's natural gas business consists of providing local distribution service in the Reno/Sparks area that accounted for $100.2 million in 1999 operating revenues, or 14% of total SPPC operating revenues. SPPC has contracted for firm winter-only and annual natural gas supplies with Canadian and domestic suppliers to meet the firm gas requirements of its local distribution and electric operations. The contracts total 157,000 decatherms per day through March 1999; 93,000 decatherms per day through April 1999; 78,000 decatherms per day for May through October 1999; and 65,000 decatherms per day for the remainder of 1999. SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Company facility located at Jackson Prairie in southern Washington and a liquid natural gas storage facility. For 1999, SPPC's total local gas distribution supply requirements were 13.4 million decatherms and its electric generating fuel requirements were 31.6 million decatherms. As of December 31, 1999, SPPC owned and operated 1,439 miles of three-inch equivalent natural gas distribution lines.

            SPPC also serves approximately 71,000 water customers in the Reno and Sparks areas of Nevada. SPPC's water system is closely associated with its natural gas system, with the service areas of each system largely overlapping. The two systems have been operated on an integrated basis within a single division of SPPC since the late 1800s. At December 31, 1999, SPPC owned approximately $280 million in water assets, with total water production of 24.97 billion gallons. SPPC experienced during 1999 a peak day send-out of water of 133.1 million gallons.

            SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. The Nevada PUC also has jurisdiction with respect to SPPC's gas and water business. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. SPPC also is subject to applicable federal and state environmental regulations.

            B.    NEVADA POWER

            Sierra Pacific and Nevada Power merged on July 28, 1999, which merger was approved by the Commission under Section 9(a)(2) on July 26, 1999. Sierra Pacific, supra. As a result of that transaction, Nevada Power became an operating subsidiary of Sierra Pacific, as was SPPC. Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service to approximately 566,700 customers in Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Both Clark County and Nye County are located in southern Nevada. Nevada Power also sells electric power at wholesale. A map of Nevada Power's service area is attached hereto as Exhibit E-2.

            Nevada Power owns plants with generating capacity totaling 1,939 MW. Nevada Power purchases an additional 2,335 MW of generating capacity, including (i) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada, (ii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iii) 305 MW of power purchased pursuant to contracts with four qualifying facilities. During 1999, the peak demand experienced by Nevada Power was 3,993 MW. Nevada Power served this demand, plus a reserve margin, with a combination of its owned and purchased generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1999, 53% of the energy generated by Nevada Power's plants came from coal-fired stations and 47% from natural gas-fired stations.

            At December 31, 1999, Nevada Power owned approximately 1,753 miles of electric transmission facilities (a portion of that under shared ownership), 142 transmission and distribution substations, and a distribution system consisting of approximately 3,162 overhead pole line miles and 9,852 underground cable miles.

            Nevada Power is subject to regulation by the Nevada PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, and accounting and other matters. In addition, Nevada Power is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. Nevada Power is also subject to applicable federal and state environmental regulations.

            For the year ended December 31, 1999, Nevada Power's utility operating revenues on a consolidated basis were approximately $977 million, resulting in a net income of approximately $52 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1999, were approximately $3.4 billion, of which approximately $2.4 billion consisted of net electric plant and equipment.

            Nevada Power's principal executive office is located at 6226 West Sahara Avenue, Las Vegas, Nevada, 89146. More detailed information concerning Nevada Power is contained in Nevada Power's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference as Exhibit G-5.

            C.    NON-UTILITY SUBSIDIARIES

            Sierra Pacific is engaged in various non-utility businesses through the following material subsidiaries:

1. Tuscarora Gas Pipeline Company: Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company, or "TGTC") with a subsidiary of TransCanada, a non-affiliated Canadian natural gas transportation company, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $13.3 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1999, SPPC was the largest customer of TGTC, contributing 95% of TGTC's revenues of $19.3 million. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company, located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

2. Sierra Energy Company d/b/a e.three: Sierra Energy Company d/b/a e-three ("e.three") is an unregulated, wholly-owned subsidiary that provides energy-related products and services in commercial and industrial markets both inside and outside SPPC's service territory. The products offered by e.three include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and on-going energy monitoring and verification services. e-three also recently entered into a 50% Nevada limited liability company, e-three Custom Energy Solutions LLC, with a subsidiary of Nevada Power for the purpose of selling and implementing energy-related performance contracts and similar services in southern Nevada.

3. Sierra Pacific Communications: Sierra Pacific Communications ("SPC") was created to examine and pursue telecommunications opportunities that leveraged existing skill sets of installing and deploying pipe and wire infrastructure. SPC presently has fiber optic assets deployed in the cities of Reno and Las Vegas. SPC filed an application with the Federal Communications Commission (the "FCC") on February 18, 2000, seeking an FCC determination of "Exempt Telecommunications Company" status under Section 34 of PUHCA. The FCC did not issue an order denying SPC's application within sixty days of the application filing date. Pursuant to 47 C.F.R. ss. 1.5004, in such event an application is deemed granted with no further action by the FCC.

4. Lands of Sierra, Inc.: Lands of Sierra, Inc. ("LOS") was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. In recent years, Sierra Pacific has focused on selling the LOS properties and the properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region.

5. Sierra Pacific Energy Company: Sierra Pacific Energy Company ("SPEC") was formed to market a package of technology and energy-related products and services in Nevada. SPEC has obtained an interest in the Northwind Aladdin LLC (a limited liability company owned by NEICO & UTT Nevada, Inc., an affiliate of Unicom Thermal Technologies, Inc.) to own, construct and maintain the facility for the production and distribution of chilled water, hot water, and emergency electric power for the Aladdin project in Las Vegas, Nevada. For the year ended December 31, 1999, however, SPEC incurred net losses of $3.6 million. Accordingly, except for its interest in the Aladdin project, SPE has withdrawn its application with the PUCN to be licensed as an Alternative Seller of Electricity and is dissolving its retail energy marketing efforts.

            Sierra Pacific also has several immaterial subsidiaries, listed by category as follows:

1. Non-profit making subsidiaries created to assist other business activities.

      Commonsite Inc.: Commonsite Inc. is a Nevada corporation owning the real estate occupied by Reid Gardner 4, a coal fired plant owned jointly by Nevada Power and the California Department of Water Resources.

      NVP Capital I: NVP Capital I is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

      NVP Capital II: NVP Capital II is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

2.    Other Subsidiaries.

      Nevada Electric Investment Company: Nevada Electric Investment Company ("NEICO") is a Nevada corporation that, in the past, has conducted energy-related business activities. NEICO owns two corporations that once were involved in mining activities (Genwal Coal Co. and Castle Valley Resources, Inc.), and another corporation that has never conducted business (Alkan Mining Company). All three of these corporations are listed below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities.

      Northwind Las Vegas, L.L.C.: NEICO owns 50% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 50%. Northwind Las Vegas, L.L.C. develops opportunities for district heating and cooling within Nevada.

      Northwind Aladdin, LLC: NEICO owns 25% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 75%. Northwind Aladdin, LLC will construct, own and operate district heating and cooling facilities at the Aladdin casino complex, currently under construction.

      e-three Custom Energy Solutions, LLC: NEICO owns 50% of this Nevada limited liability company, and e-three, a wholly owned subsidiary of Sierra Pacific, owns the other half. This limited liability subsidiary recently was formed to enter into performance contracts and similar energy-related services in southern Nevada.

3.    Inactive Subsidiaries.

      Sierra Water Development Company - A Nevada corporation formerly engaged in water exploration activities in northern Nevada.

      Sierra Gas Holdings Company - A Nevada corporation formerly engaged in gas and oil exploration.

      Great Basin Energy Company - A Nevada corporation, which has never done any business, but was formed to hold real property for a proposed power plant that was never constructed.

      Genwal Coal Co. - A Nevada corporation that is inactive but kept in good standing. Assets were sold on January 1, 1995.

      Castle Valley Resources Inc. - A Nevada corporation that is inactive but kept in good standing. Previously, it was the sales arm of Genwal Coal Co.

      Alkan Mining Company - A Nevada corporation owned entirely by NEICO that has never conducted business but has been kept in good standing.

      Nevada Power recently created several Nevada limited liability companies that have conducted no business activities but are in good standing. They are: Nevada Power Services, LLC; Nevada Power Choices, LLC; Nevada Power Solutions, LLC; Las Vegas Energy, LLC; Nevada Solutions, LLC; Power Choice, LLC; Nevada Power Energy Services, LLC; and Nevada Choices, LLC. It is anticipated one or more of these companies will engage in the future in competitive energy markets.


      2.    PGE AND PGH II AND THEIR SUBSIDIARIES.

            A.    PGE

            PGE, a wholly-owned subsidiary of Enron, is a public utility company incorporated in the state of Oregon. PGE provides electric service to approximately 719,000 customers in northwestern Oregon. PGE also sells electric power at wholesale. A map of PGE's electric service area is attached as Exhibit E-3.

            PGE owns 1,998 MW of generating capability in hydroelectric (31%), coal-fired (32%), and gas-fired (37%) plants. During 1999, the peak electric demand experienced by PGE was 3,544 MW, which was served by a combination of PGE's owned generation capability and 1,085 MW of firm and short-term power purchases. PGE's electric generation was provided by hydroelectric (27%), natural gas (26%), and coal (47%).

            At December 31, 1999, PGE's electric transmission facilities consisted of approximately 1,426 overhead pole line miles wholly owned, approximately 566 overhead pole line miles jointly owned, and 49 substations. Its electric distribution facilities consisted of approximately 8,762 overhead pole line miles, 5,651 underground cable miles, and 120 substations.

            For the year ended December 31, 1999, PGE's utility operating revenues on a consolidated basis were approximately $1.4 billion, resulting in net income of approximately $128 million. Consolidated assets of PGE at December 31, 1999, were approximately $3.2 billion, of which approximately $1.9 billion consisted of net electric plant and equipment.

            PGE wholly-owns the following subsidiaries:

121 SW Salmon Street Corporation - An Oregon corporation leasing PGE's headquarters complex at the World Trade Center in Portland Oregon and subleasing the complex to PGE. World Trade Center Northwest Corporation, a wholly-owned subsidiary of 121 SW Salmon Street Corporation and also an Oregon corporation, manages the World Trade Center in Portland, Oregon, and promotes and provides services to international commerce.

Portland General Transport Corp. - An Oregon corporation formed to sell segmented gas pipeline capacity. Portland General Transport Corp. is currently inactive.

Salmon Springs Hospitality Group - An Oregon corporation providing operations and catering services to PGE and, to the extent available, to third parties in meeting facilities of the World Trade Center Building Two complex. The assets and revenues of Salmon Springs Hospitality Group are de minimis and, as such, the subsidiary is immaterial for purposes of the Act.

            PGE is subject to regulation by the Oregon PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, accounting and other matters. In addition, PGE is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. PGE also is subject to applicable federal and state environmental regulations.

            PGE's principal executive office is located at 121 SW Salmon Street, Portland, Oregon 97204. At December 31, 1998, PGE employed approximately 2,728 employees.

            More detailed information concerning PGE is contained in PGE's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference as Exhibit G-7.

            B.    PGH II

            PGH II, a wholly-owned indirect subsidiary of Enron and an affiliate of PGE, is engaged in developing several non-utility lines of business. PGH II holds a 99% ownership interest in the following limited liability companies:

Columbia-Pacific Distribution Services Company, LLC - An Oregon limited liability company, currently inactive, established to provide operation and maintenance services for utility distributions systems.

Enron Distribution Services Company, LLC - A Delaware limited liability company, currently inactive, established to hold investments in transmission and distribution services companies to be acquired.

Portland Energy Solutions Company, LLC - An Oregon limited liability company established to develop opportunities in district heating and cooling in downtown Portland, Oregon.

            PGH II also wholly-owns the following subsidiaries that currently generate no material revenue and hold de minimis assets:

Columbia-Willamette Development Company - An Oregon corporation, currently inactive, formerly engaged in real estate development in Oregon and Washington.

Enron MicroClimates, Inc. - An Oregon corporation organized to design, own, and operate heating, cooling, and network infrastructure.

Portland General Distribution Company - An Oregon corporation established to hold a 1% interest in Columbia-Pacific Distribution Services Company, LLC, Enron Distribution Services Company, LLC, and Portland Energy Solutions Company, LLC, each of which are described above.

Portland General Operations Company, Inc. ("PGO") - PGO, an Oregon corporation, provides consulting services to global markets regarding equipment and engineering design and maintenance, project management, and alternative financing solutions for electric and telecommunications facilities.

Tule Hub Services Company - An inactive Oregon corporation established to engage in the business opportunity of electric trading hub transaction information management.

B.    DESCRIPTION OF THE TRANSACTION.

      1.    REASONS FOR THE TRANSACTION.

            For the past several years prior to their merger, Sierra Pacific and Nevada Power carefully monitored developments in the electric and natural gas industry and especially the growth of competition in the western region. Sierra was an active participant in the deregulation of the California electric utility industry and both Sierra Pacific and Nevada Power were active participants in deregulation proceedings in Nevada, which commenced with the passage of a deregulation and restructuring law by the Nevada legislature in 1997. Both companies adopted strategies focused on growing and improving their distribution and transmission businesses and providing a variety of energy-related services to small and medium sized customers. The merger of the two companies implemented their strategies by creating a very robust and rapidly growing distribution business with a much broader customer base. However, both companies appreciated the difficulties which small and medium-sized utilities would face in competing with larger utility and energy-service companies. Both companies engaged investment banks and other industry experts to explore strategic alternatives and possible business combinations to advance their strategic goals. After considering various possible combinations, the Boards of both companies voted to merge on April 29, 1998. After the merger was consummated on July 28, 1999, the combined company (Sierra Pacific) continued to monitor the markets and focus on its pre-merger strategy of growing its customer base, increasing its distribution and transmission businesses, and increasing its scale of operations so as to improve service and compete more effectively in rapidly deregulating utility markets. Sierra Pacific continued to explore opportunities in the western region to advance its corporate strategy.

            In the week of August 11, 1999, Sierra Pacific learned that Enron had engaged investment bankers to assist it in the sale of PGE and that these bankers were soliciting interest from potential buyers, including Sierra Pacific. Sierra Pacific's senior management then conducted an internal preliminary review to determine whether the acquisition of PGE would fit in with its corporate strategy of growing customer base, expanding its distribution and transmission businesses, and enhancing its competitive position in the region. Management concluded that an acquisition of PGE would advance its strategy and, after presentations to the Planning and Finance committee of the Board of Directors, engaged the investment banking firm of Salomon Smith Barney Inc. ("Salomon Smith Barney") and the law firm of Skadden Arps Slate Meagher & Flom ("Skadden") to assist it in the evaluation. After submitting first and second-round bids, Sierra Pacific was invited to negotiate a definitive stock purchase agreement with Enron consistent with general terms and conditions and pricing parameters previously approved and authorized by the Board of Directors in its final bid. The Board authorized management to negotiate a definitive agreement, which the Board formally adopted and approved on November 5, 1999.

            The Board believes that the acquisition of PGE will put the company in a position to become one of the major and most significant transmission and distribution companies in the western region, and that it will substantially enhance the company's competitive position by increasing its size, financial flexibility, and securing significant future growth opportunity and potential, all of which will benefit Sierra Pacific, its shareholders, and employees, including all the following:

      1.    Customer Growth, Expansion Potential, and Broader Customer Base

            The acquisition of PGE will bring to the combined company approximately 719,000 retail customers located in the Portland metropolitan area. The acquisition will increase Sierra Pacific's total retail customer base to approximately 1.8 million customers. Moreover, PGE is experiencing higher than national average annual population growth of approximately 3%. Through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. In addition, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. PGE's revenues are derived from residential, paper, technology, industrial, and wholesale businesses. While PGE's 20 largest customers represent approximately 22% of its total retail revenues, these revenues are derived from approximately 10 different industries. In addition, 41% of its retail sales are derived from residential customers and 39% from small commercial operations. Thus, the addition of PGE's customer base will result in significantly greater diversity in the combined company's customer base.

      2.    Financial Strength and Benefits

            The acquisition of PGE should substantially enhance and improve Sierra Pacific's position in the utility market place. Its service territories will now include three of the fastest growing regions in the western United States. After the acquisition of PGE, the combined company's revenues should increase to approximately $2.9 billion annually and its customer base will increase to approximately 1.8 million. As a result, the combined company should be able to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth. The combined company also should enjoy the benefits resulting from greater and more sustained financial stability through its substantially larger size. Finally, the acquisition of PGE permits Sierra Pacific to redeploy the proceeds of its generation sales in a time frame consistent with the realization of those proceeds and in the manner which is not only consistent with but also substantially advances the company's strategy.

      3.    Operation Efficiencies

            As a result of the acquisition of PGE and creation of a service company to perform various common and shared functions among the three operating companies, Sierra Pacific will be able to achieve substantial efficiencies through the combination of functions, economies of scale, and the sharing of assets and facilities. PGE's relative proximity to SPPC and Nevada Power should enhance the combined company's ability to capture and sustain these efficiencies. In addition, PGE's winter peaking load should help to balance the Las Vegas summer peaking load experienced by Sierra Pacific by smoothing out cash flows and enabling better risk management.

      2.    STOCK PURCHASE AGREEMENT.

            Pursuant to the Stock Purchase Agreement, attached hereto as Exhibit B-1, Sierra Pacific will acquire all of the issued and outstanding common stock of PGE and PGH II (the "Shares"), which will thereby become wholly-owned subsidiaries of Sierra Pacific. The proposed transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2000.

            Under the terms of the Stock Purchase Agreement, Enron will sell PGE and cause Portland General Holdings, Inc. to sell PGH II to Sierra Pacific for $2.1 billion in cash, reduced by the book value of Enron's obligations remaining as of the closing date, pursuant to the order of the Oregon Public Utilities Commission dated June 4, 1997 approving Enron's acquisition of PGE ("Enron's Merger Payment Obligation"). Sierra Pacific will assume Enron's Merger Payment Obligation as of the closing date.

            The proposed transaction is subject to certain customary closing conditions, including, without limitation, (i) the absence of any injunction, order, law or regulation preventing consummation of the sale of the Shares, (ii) receipt by Enron and Sierra Pacific of required statutory approvals, (iii) performance of obligations of Enron and Sierra Pacific pursuant to the Stock Purchase Agreement and (iv) the accuracy of Enron's and Sierra Pacific's representations and warranties. In addition, the obligation of Sierra Pacific to purchase the Shares is subject to the condition that since November 5, 1999, no material adverse effect on PGE shall have occurred.

            The Stock Purchase Agreement contains certain covenants of the parties pending the consummation of the Transaction. Generally, Enron must cause PGE, PGH II and their subsidiaries to carry on their respective businesses in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and goodwill. The Stock Purchase Agreement also contains certain restrictions and limitations of PGE, PGH II and their subsidiaries with respect to, among other things, dividends on and repurchases of their capital stock, issuance of securities, amendment of charter documents, acquisitions, dispositions, indebtedness, capital expenditures, compensation and benefits, nuclear operations, contracts, the solicitation of employees and accounting matters. Subject to certain exceptions, cash dividends on PGE common stock between November 5, 1999, and the closing date are limited to the lesser of: (i) the aggregate amount of consolidated net income of PGE for the period from January 1, 1999, through the closing date; (ii) an aggregate amount of $129.1 million for 1999, $142.6 million for 2000, and $143.8 million for 2001 (regardless of when such dividends are actually declared and paid and prorated for the year in which the closing occurs); less, in the case of (i) and (ii), any dividends declared and paid by PGE to Enron between January 1, 1999, and November 5, 1999.
Article V of the Stock Purchase Agreement, attached hereto as Exhibit B-1, provides additional details regarding the conduct of business pending the closing.

            The Stock Purchase Agreement may be terminated under certain circumstances, including by mutual consent of the parties; by either party if (i) there is a permanent injunction order by any federal or state court of competent jurisdiction; (ii) the closing shall not have occurred on or before November 5, 2000 or May 5, 2001 if certain statutory approvals are not obtained; or (iii) any of the required statutory approvals have been denied by a final and nonappealable order, judgment or decree. Furthermore, the Stock Purchase Agreement may be terminated by Sierra Pacific if there is a breach or violation by Enron of any covenant, representation or warranty which resulted in a PGE Material Adverse Effect, as defined in the Stock Purchase Agreement, and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Enron. The Stock Purchase Agreement may be terminated by Enron if there is a material breach or violation by Sierra Pacific of any covenant, representation or warranty and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Sierra Pacific. If the Stock Purchase Agreement is terminated because of a party's breach or violation of its covenants or its representations and warranties, then the breaching party will pay the other party an amount in cash equal to all documented out-of-pocket expenses and fees incurred by the non-breaching party. This reimbursement of expenses will be in addition to any rights that the non-breaching party may have at common law or otherwise.

      3.    BACKGROUND AND NEGOTIATIONS LEADING TO THE TRANSACTION.

            During the week of August 11, 1999, Steve Oldham, Vice President, Corporate Development and Strategic Planning, learned from the investment banking firm of SG Barr Devlin, which had been engaged by Enron, that Enron was interested in selling all of its interest in PGE for cash in a transaction to be structured as a stock purchase. Mr. Oldham and his staff conducted a preliminary evaluation of a potential acquisition of PGE by Sierra Pacific and concluded that such an acquisition would complement and advance Sierra Pacific's strategic vision, and that the timing would be conducive to the redeployment of the proceeds of the sale of generation in a time frame reasonably concomitant with the sale of Sierra Pacific's generating plants. Mr. Oldham presented the opportunity to Mr. Niggli, CEO, of Sierra Pacific, and Malyn Malquist, President and COO of Sierra Pacific.

            Management then presented the opportunity to the Planning and Finance Committee of the Board of Directors of Sierra Pacific on August 18, 1999, at which time the Committee authorized management to retain the investment banking firm of Salomon Smith Barney to analyze the transaction. The Committee directed management to conduct further due diligence preparatory to submitting a non-binding first round "indication of interest" bid.

            Management, Salomon Smith Barney, and Sierra Pacific's outside attorneys, Skadden, then conducted various evaluations and analyses and presented their findings to the Planning and Finance Committee at a meeting on September 10, 1999, after which the Committee authorized management to submit a preliminary non-binding first round "indication of interest" bid.

            On September 13, 1999, Sierra Pacific submitted to Enron a non-binding "indication of interest" bid to purchase the stock of PGE.

            On September 15, 1999, Sierra Pacific was informed by SG Barr Devlin that Sierra Pacific had been selected to conduct on-site due diligence and to submit, based on that due diligence, a second-round bid. Management and its outside experts and advisors were invited to PGE to participate in a presentation by senior management of PGE and to conduct on-site due diligence preparatory to submitting a second-round bid.

            On September 21, 1999, the Planning and Finance Committee, senior management, and its outside experts and advisors, presented to the Board of Directors of Sierra Pacific an analysis and evaluation of a proposed acquisition of PGE, after which presentation the Board authorized management to conduct the invited due diligence and to report the results to the Board. On September 30, 1999, Mr. Niggli, Mr. Malquist, key members of Sierra Pacific's senior management, and Sierra Pacific's outside experts and advisors went to Portland to participate in a management discussion and presentation by PGE in connection with the detailed due diligence to be conducted immediately thereafter.

            From September 30 to October 4, 1999, key members of Sierra Pacific's senior management, various other employees, and Sierra Pacific's outside experts and advisors, including Salomon Smith Barney, Skadden, and Duke Engineering, conducted due diligence on all aspects of PGE, its operations, and future prospects.

            On October 8, 1999, management and the Sierra Pacific's outside experts and advisors reported at a meeting of the Board of Directors of Sierra Pacific on all aspects of the due diligence which had been conducted. The Board of Directors requested that management and its experts and advisors continue to conduct due diligence and to report to the Board at a follow-up meeting on October 15, 1999.

            On October 15, 1999, management and its outside experts and advisors presented to the Board further conclusions resulting from continued due diligence and updated management's valuations and risk analyses, after which the Board of Directors requested further refinements and analyses to be presented at a special meeting of the Board of Directors to be convened on October 22, 1999.

            On October 22, 1999, management and its outside experts and advisors presented their findings and conclusions to the Board of Directors on final due diligence, valuation, and risk analyses, and presented terms and conditions of a proposed stock purchase agreement to be submitted together with a second round bid. The Board of Directors authorized management to submit their proposed stock purchase agreement and second-round bid.

            In late October, 1999, a representative of SG Barr Devlin informed Steve Oldham that Sierra's senior management was invited to come to Houston to participate in discussions and negotiations to clarify certain aspects of its proposed definitive stock purchase agreement, and to discuss other matters relative to a proposed transaction.

            On November 1, 1999, key members of Sierra Pacific's senior management and representatives of Salomon Smith Barney and Skadden met with senior members of Enron's management together with Enron's outside consultants and legal counsel to clarify aspects of a proposed stock purchase agreement and to negotiate terms and conditions for a final agreement. Negotiations continued until November 4, 1999, at which time senior management of both Enron and Sierra Pacific reached consensus on final terms and conditions and on price, subject to approval of the Boards of Directors of both companies.

            On November 5, 1999, senior management and its outside experts and advisors presented to the Board of Directors of Sierra Pacific the terms and conditions and price of a proposed final stock purchase agreement, after which time the Board of Directors authorized Mr. Niggli to execute a final stock purchase agreement on the terms and conditions presented.

            On November 5, 1999, Mr. Niggli was informed that the agreement had been approved at a special meeting of the Board of Directors of Enron, at which time Mr. Niggli and Mr. J. Mark Metts, Executive Vice President, Corporate Development, of Enron, executed the stock purchase agreement.

C.    SIERRA PACIFIC MANAGEMENT FOLLOWING THE TRANSACTION.

            The management of Sierra Pacific after the transaction will remain unchanged. The Sierra Pacific Board of Directors will continue to consist of the current 14 members. The corporate headquarters of Sierra Pacific and the principal offices of the natural gas and water business units will remain in Reno, Nevada. The headquarters of SPPC and Nevada Power will remain in Las Vegas, Nevada. The headquarters of PGE will remain in Portland, Oregon. Nevada Power, SPPC, and PGE will operate on an integrated basis as the public utility subsidiaries of Sierra Pacific.


ITEM 2.     FEES, COMMISSIONS AND EXPENSES.

            The fees, commissions and expenses to be paid or incurred, directly or indirectly, by Sierra Pacific in connection with the Transaction are estimated as follows:

HSR filing fee.........................................   $    45,000
Legal fees and expenses ................................    5,000,000
Investment bankers' fees and expenses...................    9,200,000
Consultants and other (public relations, regulatory
  support, accounting support, travel, etc.)............    5,755,000
                                                          -----------

      TOTAL (estimated) ..................................$20,000,000


ITEM 3.     APPLICABLE STATUTORY PROVISIONS.

            The following sections of the Act and the Commission's rules relate to the Transaction:

Section of the ActActivities to which the Section may be applicable
-------------------------------------------------------------------

4,5 and rules     Registration of Sierra Pacific as a holding company
thereunder        following consummation of the Transaction.

6, 7 and rules    Issuance of securities by Sierra Pacific following
thereunder        consummation of the Transaction.

9(a), 10 and      Acquisition by Sierra Pacific of common stock of PGE and
rules thereunder  PGH II.

8, 11(b)(1)       Retention by Sierra Pacific of the operations of the gas
and rules         system of SPPC and of various non-utility businesses.
thereunder


A.    ACQUISITION OF PGE AND PGH II AND RETENTION OF CERTAIN BUSINESSES

            Section 9(a)(2) of the Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company. Section 9(a)(2) is applicable to the Transaction because Sierra Pacific - which already is affiliated with two public utility companies, SPPC and Nevada Power - will acquire the securities of PGE, also a public utility company.

            As set forth more fully below, the Transaction fully complies with all the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

      the Transaction will not create detrimental interlocking relations or a detrimental concentration of control;

      the consideration and fees to be paid in the Transaction are fair and reasonable;

      the Transaction will not result in an unduly complicated structure for post-Transaction Sierra Pacific system;

      the Transaction is in the public interest and in the interests of investors and consumers;

      the post-Transaction Sierra Pacific system will be a single integrated electric utility system;

      the Transaction equitably distributes voting power among the investors in the combined company and does not unduly complicate the structure of the holding company;

      the Transaction tends toward the economical and efficient development of an integrated electric and gas utility system; and

      the Transaction will comply will all applicable state laws.


The Standards of Section 10

            The statutory standards to be considered by the Commission in evaluating the Transaction under Section 9(a)(2) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

      1.    SECTION 10(B).

            Under Section 10(b) of the Act, the Commission must approve the Transaction unless the Commission finds that:

      (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

            A.    SECTION 10(B)(1):  "INTERLOCKING RELATIONS" OR
                  "CONCENTRATION OF CONTROL."

            The Transaction will not result in detrimental interlocking relations or concentration of control. By its nature, any merger or acquisition results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) [hereinafter Northeast Utilities] ("interlocking relationships are necessary to integrate [merging entities]"). The links that will be established as a result of the Transaction are not the types of interlocking relationships targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. There currently are no common directors of Sierra Pacific and PGE, but following consummation of the Transaction there may be common directors and officers of Sierra Pacific, SPPC, Nevada Power and PGE. Such interlocking relationships merely would serve to integrate the merging companies, and are characteristic of virtually every merger transaction subject to Section 9(a)(2). Thus, any interlocking relations which do occur will be of the kind generally approved of by the Commission and will not be detrimental to interests of consumers, investors or the public.

            The Transaction also will not result in a detrimental concentration of control. While the size of the post-Transaction Sierra Pacific system will be roughly double its current size, the merged company still will be much smaller than almost all of its neighboring utilities and holding company systems, including Southern California Edison, Pacific Gas & Electric, PacifiCorp and Bonneville Power Administration ("BPA"), which are among the largest utilities in the country.2 Following the Transaction, Sierra Pacific will have total utility assets of $6.3 billion, total utility revenues of $3.0 billion, and will serve approximately 1.6 million electric customers, 101,000 natural gas customers and 67,000 water customers. The post-Transaction Sierra Pacific system will be considerably smaller than these neighboring utilities and, as a consequence, Sierra Pacific will have no ability to dominate the region. Moreover, Sierra Pacific already has committed to divesting all of its existing generation assets. In any case, the Commission has approved a number of transactions which resulted in holding companies of a much larger size.3

            Section 10(b)(1) also requires the Commission to consider possible anti-competitive effects of a proposed merger. In this case, the Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), Federal Trade Commission (the "FTC"), and the FERC to consider the competitive effects of the Transaction. The Applicants have filed Notification and Report Forms with the DOJ and the FTC, as required by the HSR Act, which contained a description of the Transaction's effects on competition and the applicable waiting period under the HSR Act expired without further review. In addition, the Applicants have filed, or intend to file shortly, for the approval of the Oregon PUC and the FERC, the agencies having immediate jurisdiction over PGE's utility operations. These filings will contain detailed explanations of why the Transaction will not have any adverse competitive effect.

-------------
2 At December 31, 1998, Pacific Gas & Electric Company had $23 billion in utility assets and generated $8.9 billion in operating revenues for 1998. Southern California Edison had $20.7 billion in utility assets and generated $7.4 billion in operating revenues for 1998. PacifiCorp had $9.1 billion in utility assets as of December 31, 1998 and $4.8 billion in operating reve nues for 1998.

3     See, e.g., TUC Holding Co., Holding Co. Act Release No. 26749 (Aug. 1,
      1997) [hereinafter TUC Holding] (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $22.6 billion and combined operating revenues of $8.7 billion, serving approximately 3.7 million customers); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) [hereinafter Entergy] (acquisition of Gulf States Utilities; combined assets at time of acquisition of $22.9 billion and combined revenues of $6.3 billion, serving approximately 2.4 million customers).


            Moreover, under a new Oregon law (S.B. 1149, signed into law on July 23, 1999), PGE's retail electric service territory will be opened to retail competition for commercial and industrial customers commencing October 1, 2001. The service areas of Nevada Power and SPPC, including all customer classes, will be opened to retail competition as early as March 1, 2000. See Nev. Revised Stat. ss.ss. 704.961-990 (1997). FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non-discriminatory access to electric transmission facilities. As noted above, Sierra Pacific previously has committed to divesting its generating assets. Sierra Pacific further commits to joining one or more regional transmission organizations ("RTOs"), in the form of a non-profit Independent System Operator ("ISO") or a for-profit "Transco", which would operate the transmission system of the post-Transaction Sierra Pacific system and the transmission systems of other RTO members by the end of 2000. In light of these commitments, the Applicants do not expect the Transaction to have any adverse competitive effects.

            The additional benefits accompanying the Transaction are outlined above in Item 1(B)(1) and below in Item 3(A)(2)(b) and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). Indeed, the Commission has approved even those acquisitions "that decrease competition when it concludes that [such] acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast, supra (emphasis added).

            For all of these reasons, the Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but will offer the potential to facilitate an actual increase in competition in regional electricity markets.

            B.    SECTION 10(B)(2): REASONABLENESS OF CONSIDERATION AND
                  FEES.

            Section 10(b)(2), as applied to the Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration, including all fees, paid by Sierra Pacific is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying Enron's shares in PGE. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations, American Natural Gas, Holding Co. Act Release No. 15620 (Dec. 12, 1966), and whether each party's Board of Directors has approved the purchase price. Consolidated National Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers, id., and the earnings, dividends, and book and market value of the shares of the company to be acquired. Northeast Utilities, Holding Co. Act Release No. 15448 (Apr. 13,
1966).

            Pursuant to the Stock Purchase Agreement, Sierra Pacific will pay Enron $2.02 billion in cash for all the issued and outstanding common stock of PGE and PGH II and assume Enron's approximate $80 million merger payment obligation. The consideration to be paid to Enron was the result of arm's-length negotiations between the management and financial and legal advisors of Sierra Pacific and Enron over a period of several months, as detailed in Item 1(B)(3) above. The Boards of Directors of Sierra Pacific and Enron approved the Transaction in separate meetings held on November 5, 1999.

            In addition, nationally-recognized investment banking firms retained separately by Sierra Pacific and Enron have reviewed extensive information concerning the Transaction and conducted several valuation methodologies. In connection with the approval of the Stock Purchase Agreement, (i) Sierra Pacific's Board of Directors considered the opinion of its financial advisor, Salomon Smith Barney, dated November 5, 1999, to the effect that, as of such date, the aggregate consideration to be paid by Sierra Pacific in the Transaction was fair, from a financial point of view, to Sierra Pacific, and (ii) Enron's Board of Directors considered the opinion of its financial advisors Credit Suisse First Boston Corporation and SG Barr Devlin, to the effect that the aggregate consideration to be received by Enron in connection with the Transaction is fair to Enron from a financial point of view. The opinion of Salomon Smith Barney is attached hereto as Exhibit I-1 and incorporated herein by reference.

            In rendering its opinion, Salomon Smith Barney performed a number of analyses in connection with its analysis of the aggregate consideration, including: a comparison of certain financial, stock market, and other publicly available data of PGE and PGH II with selected comparable companies and selected precedent transactions; discounted cash flow analyses of PGE and PGH II; and analysis of the potential pro forma results of the Transaction. In preparing its opinion, the financial advisor reviewed, among other things, both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of Sierra Pacific, PGE, PGH II, and comparable companies.

            In rendering their fairness opinions, Credit Suisse First Boston Corporation and SG Barr Devlin each performed a number of analyses relevant to the fairness of the Transaction consideration to Enron, including one or more of the following: a comparison of the results of operations of PGE with those of certain companies deemed relevant; an analysis of the valuation of PGE and PGH II shares using various valuation methodologies; and, a comparison of proposed financial terms of the Transaction with those of certain utility industry business combinations deemed relevant. In preparing their opinions, the financial advisors conducted discussions with members of senior management of PGE and PGH II and reviewed, among other things, both public and non-public historical and pro forma financial information and forecasts related to the business, earnings, capital expenditures, cash flow, assets, and prospects of PGE.

            Moreover, the Applicants believe that the overall fees, commissions, and expenses to be incurred by Sierra Pacific in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers. Sierra Pacific estimates its fees and expenses to be $20 million, representing approximately 1.0% of the value of the consideration to be paid. These fees will be consistent with percentages previously approved by the Commission. See, e.g., Entergy, supra (fees and expenses representing approximately 1.7% of the value of consideration paid to shareholders of Gulf States Utilities); Northeast Utilities, supra (fees and expenses representing approximately 2% of the value of the assets acquired).

            In light of the foregoing and considering all relevant factors, the Applicants believe the aggregate consideration and fees to be paid are reasonable and bear a fair relation to the earnings capacity of the utility assets underlying the Applicants' shares. Accordingly, the consideration to be paid by Sierra Pacific meets the standards of Section 10(b)(2).

            C.    SECTION 10(B)(3):  CAPITAL STRUCTURE AND THE PUBLIC
                  INTEREST.

            Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Sierra Pacific's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of Sierra Pacific's system.

            Following the Transaction, Sierra Pacific will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.4 After consummation of the Transaction, Sierra Pacific will own 100 percent of the shares of PGE and PGH II common stock, and will continue to own 100 percent of the shares of common stock of both SPPC and Nevada Power. As described more fully in Item 3.B. below, Sierra Pacific will enter into certain financing arrangements in the amount of approximately $2.1 billion in order to finance the Transaction. The issuance of such debt is appropriate under Section 7(c)(2)(A) of the Act for the "purpose of effecting a merger." The Transaction will not affect the outstanding securities of SPPC or Nevada Power, including first mortgage bonds, junior subordinated debentures, or classes of preferred stock. For these reasons, the Applicants believe that the Transaction will not unduly complicate Sierra Pacific's capital structure.

            As explained in more detail in Item 3.B. below, the ratio of consolidated common equity to total capitalization of the combined companies will be, on an unaudited pro forma basis, 20.8 percent. However, by June 30, 2001, Sierra will increase its consolidated common equity to approximately 29 percent as a result of: (a) proceeds from the sale of generating assets of Sierra Pacific and Nevada Power aggregating approximately $1 billion, 100 percent of which will reduce debt of the consolidated company; (b) proceeds from divestiture of non-core assets, or some combination of common equity and divestiture of non-core assets, which together would be approximately equivalent to the issuance of $260 million in terms of impact on Sierra Pacific's equity ratio; (c) issuance of up to $600 million of hybrid securities; and (d) increased retained earnings realized from the combined operations of Sierra and PGE aggregating approximately $80 million in 2000 and $100


-------------
4 See, e.g., TUC Holding Co., supra; CINergy, Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Entergy, supra. In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.


million in 2001. Based on present expectations, Sierra Pacific believes that increases in retained earnings from operations will increase its consolidated common equity to 30 percent within 24 months following the Transaction. Moroever, as the table in Item 3.B. indicates, the common equity ratios of the operating companies will be at least 40 percent at all times following the Transaction. The Commission has approved common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra.

            In addition, as discussed earlier in Item 1(B)(1), the Applicants believe that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

      2.    SECTION 10(C).

            Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

      (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of
            Section 11; or

      (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

            A. SECTION 10(C)(1): LAWFULNESS UNDER SECTION 8 AND DETRIMENT TO CARRYING OUT SECTION 11

                  I.    THE TRANSACTION IS LAWFUL UNDER SECTION 8

            Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission where state law prohibits or requires approval of the acquisition. As noted, the Transaction is not subject to Nevada PUC approval, nor is the operation of a combined electric and gas system prohibited by Nevada law. Accordingly, the Transaction does not raise any issue under Section 8.

                  II. THE TRANSACTION WILL NOT BE DETRIMENTAL TO CARRYING OUT THE PROVISIONS OF SECTION 11

            Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of Section 11." First,
Section 11(b)(1) generally requires a registered holding company to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Second, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." By its terms, however,
Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11." Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1343 (Mar. 16, 1999) [hereinafter Madison Gas] ("In contrast to its strict incorporation of section 8 (proscribing approval of an acquisition "that is unlawful" thereunder), with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions."). As described below, the Applicants believe the Transaction is not detrimental to carrying out the provisions of Section 11.

                        (A) SECTION 11(B)(1) - SINGLE INTEGRATED PUBLIC UTILITY SYSTEM

            Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system."
Section 2(a)(29) of the Act provides separate definitions of the term "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

      a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

For gas utility companies, the term means:

      a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region.

            Further, Section 11(b)(1) permits the acquisition and retention of more than one integrated public utility system if the requirements of
Section 11(b)(1)(A), (B) and (C) are satisfied.

Background
----------

            Early in its administration of the Act, the Commission construed Section 11(b)(1) to restrict significant geographic expansion by holding company systems. This limitation was not an absolute principle, but rather the product of specific facts and circumstances. As underlying conditions have changed, so too has the Commission's treatment of Section 11(b)(1). Such pragmatic flexibility has characterized the Commission's administration of the Act generally over time. In its own words, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."5 In recent decisions, the Commission has cited U.S. Supreme Court and federal Courts of Appeals cases that recognize that an agency is not required to "establish rules of

------------
5     Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (Apr. 10,
      1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities).


conduct to last forever,"6 but must adapt [its] rules and policies to the demands of changing circumstances"7 and to "treat experience not as a jailer but as a teacher."8

            When considering the evolving concept of system integration under Section 11(b)(1), it is important to bear in mind the unchanging purpose underlying that concept. As set forth in Section 1(b)(4) of the Act, Section 11(b)(1) was intended to address a "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . ." See also Northeast Utilities, supra at n. 13 (noting that Section 1(b) identifies "the expansion of holding company systems without regard to the integration and coordination of related utility properties" as a specific abuse arising out of the holding company structure that the Act was intended to correct); Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986) (hereinafter Centerior). The Commission has sometimes referred to this phenomenon as "scatteration" and has emphasized that its elimination is a means to an end, and not an end in itself. Thus the Commission has found that an "analysis of the Act and a study or our function under Section 11 in light of the preamble to the Act . . . make it clear that integration and the elimination of scatteration is not an end in itself but rather that it is required under the Act in order to eliminate various abuses and evils which are inherent in scatteration." In re Central U.S. Utilities Co., et al., Holding Co. Act Release No. 2588 (March 1, 1941). The problem to be solved through integration was one of "unbridled and unsound expansion of utility holding companies controlling utilities scattered from coast to coast . . . . These systems were not based upon any rational pattern of utility system structure, but rather were an exercise in empire building based primarily on financial considerations and financial maneuvering." American Electric Power Co., Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (emphasis added).

-------------
6 Rust v. Sullivan, 500 U.S. 173 (1991) [hereinafter Rust]; American Truck ing Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. V. SEC, 146 F.2d 791 (1st Cir. 1945) [hereinafter Shawmut].

7     NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
      1999) [hereinafter NIPSCO], citing Rust, supra at 186-87.

8     NIPSCO, supra, citing Shawmut, supra at 796-97.


            The Commission's principal policy concern in connection with system integration has been the potential disparity between purely financial considerations and the efficient coordination of utility systems and their operation. The solution to the problem - integration - is necessarily an evolving concept because what constitutes a "rational pattern of utility system structure" must change as the industry evolves. For this reason, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) [hereinafter UNITIL]. The point is driven home in
Section 2(a)(29)(A), which expressly directs the Commission to consider the "state of the art" in analyzing whether a system is not to large to lose the benefits of "localized management, efficient operation, and the effectiveness of regulation . . . ." The same section requires the
Commission to look to "normal conditions", an inherently evolving concept, when determining whether a system may be "economically operated as a single coordinated system . . . ." Past decisions interpreting integration standards in light of the "state of the art" that obtained in the past thus do not rigidly constrain the Commission when it confronts issues of the present. See, e.g., American Elec. Power, Holding Co. Act Release No. 20633 (July 21, 1978) [hereinafter AEP] (noting that the state of the art - technological advances in generation and transmission, unavailable thirty years prior - served to distinguish a prior case and justified "large systems spanning several states").

            The ongoing restructuring of the U.S. electric utility industry has further reshaped the concept of integration. This is because from the perspective of the past these developments could be viewed as a type of intentional "disintegration" mandated by regulatory and statutory changes. In implementing the transmission access requirements of the Energy Policy Act of 1992, FERC required in its Order Nos. 8889 and 88910 that electric


------------
9 Promoting Wholesale Competition through Open Access Non-Discriminatory Transmission Services by Public Utilities, Order No. 888, FERC
      Stats. & Regs., Regulations Preambles,P. 31,036 (1996), order on reh'g, FERC Stats. & Regs., Regulations Preambles,P. 31,048 (1997), order on reh'g, 81 FERCP. 61,248 (1997), order on reh'g, 82 FERCP. 61,046
      (1998).

10 Open Access Same-Time Information System (formerly Real-Time Information Network) and Standards of Conduct, Order No. 889, FERC Stats. &
      Regs., Regulations Preambles,P. 31,035 (1996), order on reh'g, III FERC Stats. & Regs., Regulations PreamblesP. 61,253 (1997).


utilities functionally unbundle their transmission and generation operations. At a minimum this means that utilities owning both generation and transmission facilities must utilize transmission services under a tariff of general applicability; must separate rates for wholesale generation, transmission and ancillary services; and must rely on the same electronic information network relied on by their transmission customers. Many recent state laws further encourage this "disintegrative" tendency by mandating competitive resource procurement and retail electric competition, and the functional separation (and, in some states, divestiture) of generation from transmission and distribution operations.

            While these developments may appear disintegrative from the perspective of the past, viewed from the present they represent the emergence of market prices as the primary integrative mechanism for electric utility systems. Rapid developments in technology and the emergence of the power marketing and energy trading businesses have facilitated efficient and competitive low-cost electric markets. Open access to transmission services means that all utilities are integrated to some degree both de facto and de jure. Indeed, in requiring open access, federal law now prohibits the restricted forms of interconnection that would have been considered the norm in 1935.

            The new practices and procedures for integrating a disaggregated electric utility industry are found in the practices of Independent System Operators and in the FERC's recent rulemaking regarding RTOs.11 Perhaps the most notable of these developments is the evolution of RTOs, which are intended to facilitate trading regions with vastly reduced economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing member entities with both the requisite physical and economic means to integrate their systems.

            In light of these changes, SEC Staff has recommended that the Commission "respond realistically to the changes in the utility industry


-------------
11 Regional Transmission Organizations, Order No. 2000, 89 FERCP. 61,285 (Dec. 20, 1999), reprinted at 65 Fed. Reg. 810 (Jan. 6, 2000).


and interpret more flexibly each piece of the integration requirement."12 As always, the ultimate criteria in judging whether the Act's integration requirements have been met is whether the proposed outcome "will lead to a recurrence of the evils the Act was intended to address."13 The Applicants submit that it is not even remotely possible that their proposed arrangements described below could encourage or lead to the evils produced by scatteration and that, accordingly, there is no basis to conclude that those arrangements would not satisfy the Act's integration requirements.

Integration Standards

            Before the Commission will find that a proposed merger of two separate systems will result in an integrated public utility system, an applicant must satisfy four statutory standards created by Section 2(a)(29)(A):

      (i) the utility assets of the systems must be physically interconnected or capable of physical interconnection;

      (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

      (iii) the system must be confined in its operations to a single area or region; and

      (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir.
1990) (citing In re Electric Energy Inc., Holding Co. Act Release No. 13871 (Nov. 28, 1958)). In a world of vertically-integrated utility monopolies subject to constrained transmission access, the arrangements that will satisfy this test will vary substantially from those characteristic of a world dominated by functional unbundling, competition, open transmission access, and the comprehensive interconnection of utility systems. Finally, as noted above Section 10(c)(1) does not require the Commission

-----------
12 Division of Investment Management, The Regulation of Public-Utility Holding Companies, June 1995 at 67 [hereinafter "1995 Report"].

13 Southern Co., Holding Co. Act Release No. 25639 (Sep. 23, 1992), quoting Union Electric, supra.


to find that a transaction "compl[ies] to the letter with section 11", only that it is not "detrimental" to carrying out it provisions. Madison Gas, supra at 1343. In any event, as discussed below Applicants believe the Transaction meets each of these standards.

      (i)   Physical Interconnection

            The first requirement for an integrated public utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Sierra Pacific will satisfy this requirement by connecting its system through the use of transmission paths over third party systems and through participation in RTOs. The use of such paths is now standard procedure in the industry and has received strong encouragement by Congress in the Energy Policy Act of 1992 and FERC actions implementing that statute.

            Even prior to these recent developments, the Commission found that parties relying on third-party lines to interconnect their systems are "physically interconnected or capable of physical interconnection." See, e.g., Northeast Utilities, supra; Centerior supra; UNITIL, supra; see also Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); C&T Enterprises, Inc., Holding Co. Act Release No. 26973 (Feb. 5, 1999). These cases firmly stand for the proposition that utilities can satisfy the interconnection requirements of Section 2(a)(29) through use of another party's transmission lines. For example, in Centerior, supra, the Commission accepted a plan to interconnect two systems through third-party transmission lines which would be available only to the extent that such use of the lines did not impair the transmission rights of others under a comprehensive power pool transmission agreement. The Commission accepted Centerior's reliance on third-party lines based on a demonstration that its use of those lines would not interfere with the rights of any other parties and that the lines would be available to it when needed. See also Northeast Utilities, supra (accepting applicants' interconnection through reliance on a right to use a third-party's lines). In other cases, the Commission has accepted participation in "tight" power pools as providing for physical interconnection, given that such pools provide access to interconnecting pool participants' transmission facilities. See, e.g., UNITIL, supra; Conectiv, supra.

            Sierra Pacific similarly will interconnect its post-Transaction system through a combination of transmission paths over third-party lines. As described below, (i) the Applicants will purchase a 50 MW long-term firm contract transmission path connecting PGE and Nevada Power, and (ii) nearly all of the hours of the year the Applicants and load serving entities will be able to reserve on an open-access basis extensive firm and non-firm transmission capacity on third party transmission paths that interconnect PGE and SPPC, and SPPC and Nevada Power.14

            With regard to open-access reservation of capacity, because of the high availability of transmission paths connecting both PGE with SPPC and SPPC with Nevada Power, Sierra Pacific and load serving entities will be able to reserve firm or non-firm transmission capacity on these paths on a short-term, as-needed basis and thereby avoid paying the high cost of reserving the transmission capacity on a long-term basis. These cost savings will be substantial because it is significantly more expensive to reserve transmission capacity on a long-term (i.e., 24 hours/day, 365 days/year), firm basis than to purchase transmission capacity for only those hours when transmission is needed. Therefore, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which, in turn, makes integration of the Applicants' system more economic.

            The small amount of the time that the non-firm paths are unavailable will not affect the ability of the Applicants and load serving entities to meet load obligations. This is because SPPC, Nevada Power and PGE each have access to sufficient generation capacity to serve their entire load obligation requirements. The transmission paths that Applicants propose to utilize to integrate the systems simply enable load serving entities in the Applicants' control areas to engage in a process of economic dispatch in which they substitute cheaper power from generation resources located in an affiliated company's control area for more expensive power generated in their own control area. The occasional unavailability of the transmission path is potentially an economic, but not a reliability, issue.

            The following simplified schematic shows the interconnections among various entities in the region:

-----------
14 Due to commencement of competition in Nevada, a variety of entities will compete and assume responsibility for providing electric service to SPPC's and Nevada Power's current native load customers. SPPC and Nevada Power will continue to serve those customers that do not select a new energy service provider. Thus, both Sierra Pacific and these new load serving entities will have the ability to purchase transmission service on third party systems to serve their loads.



[Schematic of Transmission Paths Between PGE, SPPC, and Nevada Power]



      1.  PACIFIC DC INTERTIE - INTERCONNECTING PGE AND NEVADA POWER

            PGE will interconnect with Nevada Power through the 500 kV Pacific Direct Current ("DC") Intertie running from The Dalles, Oregon through Nevada to a point near Los Angeles, California. PGE owns 100 MW of firm rights on this line from The Dalles to the Nevada-Oregon Border ("NOB"). The Los Angeles Department of Water and Power ("LADWP") owns at least 100 MW of firm rights on the line from NOB to the Los Angeles area. LADWP also is interconnected with both SPPC and Nevada Power. Sierra Pacific intends to use 50 MW of PGE's firm rights on the DC Intertie from PGE to NOB. Sierra Pacific will purchase from LADWP 50 MW of firm rights that will allow it to transmit firm power from NOB through LADWP's system to Nevada Power. This firm path connecting PGE and Nevada Power is shown on the following schematic.



[Schematic of Transmission Path Using Pacific DC Intertie]




2.  ALTURAS LINE - INTERCONNECTING PGE AND SPPC

            The PGE system will be interconnected with the SPPC system using short-term transmission service from PGE's interconnection at the Malin substation to SPPC's interconnection with Bonneville Power Administration ("BPA") at Hilltop,California. The BPA line at Hilltop runs to the Malin substation. The following schematic sets forth the elements of this interconnection.

[Schematic of Transmission Path Using Alturas Line]

            Two features of this path deserve further discussion. First, certain California entities have asserted in a current proceeding at the FERC that Sierra Pacific may not use its Alturas Line (which interconnects with BPA at Hilltop) on a firm basis. Sierra Pacific is contesting this assertion and believes that it will prevail.15 Second, in order to improve the economics of this transmission path, transmission service will be contracted for with PacifiCorp (to transmit power over the Malin substation) and BPA (to transmit power from Malin to Hilltop) on a short-term firm or non-firm basis. This strategy will produce substantial savings, with very little impact on transmission capability. Sierra Pacific has determined on the basis of publicly available data that 360 MW of non-firm capacity has been available on the path connecting PGE to SPPC during approximately 95% of the hours of the year, and that up to 50 MW has been available during 98% of the hours. There is no reason to believe that these levels of availability will be reduced significantly at any time in the foreseeable future. This transmission path offers even greater availability when transmitting power in the opposite direction, i.e., from SPPC to PGE. As discussed above, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which enhances the economic dimension of the Applicants' integrated system.

      3. THROUGH PACIFICORP EAST - INTERCONNECTING SPPC AND NEVADA POWER

            SPPC and Nevada Power are interconnected through the PacifiCorp East system. The Applicants will use short-term firm or non-firm transmission on PacifiCorp East to transmit power between SPPC and Nevada Power, both of which interconnect with PacifiCorp East. Sierra Pacific has determined that 100 MW of non-firm transmission capacity has been available to transmit power from SPPC to Nevada Power on this path during approximately 96% of the hours of the year and during 97% of the hours to transmit power from Nevada Power to SPPC.16 The following schematic shows this path.

------------
15 Note that there is no dispute that power can go from Hilltop to SPPC on a non-firm basis or that power can go from SPPC to Hilltop on a firm basis. Therefore, even if Sierra Pacific were unsuccessful before the FERC, sufficient transmission capacity still would be available on a non-firm basis 95-98% of the time.

16 Moreover, in cases where the path is constrained in one direction, typically it is fully available in the other direction.


[Schematic of Transmission Path Using PacifiCorp East]



            To summarize, the PGE, SPPC and Nevada Power systems will interconnect through a long-term, firm 50 MW contract path from PGE to Nevada Power over the Pacific DC Intertie and the purchase of short-term firm or non-firm transmission service over a number of transmission paths offering high levels of availability. Specifically, (i) the transmission path between PGE to SPPC over the Alturas Line has been available approximately 95-98% of the time from PGE to SPPC and an even larger percentage of the time from SPPC to PGE and (ii) the transmission path between SPPC to Nevada Power over PacifiCorp East has been available approximately 96% of the time from SPPC to Nevada Power and 97% of the time from Nevada Power to SPPC.

            Sierra Pacific's reliance on this combination of firm and non-firm transmission paths is consistent with Commission precedent. As discussed above, the Commission has found in several prior cases that holding companies are able to integrate their systems through the use of interconnecting third-party lines. See Northeast Utilities, supra; Centerior, supra; UNITIL, supra; Conectiv, Inc., supra; C&T Enterprises, Inc., supra. In several of these cases, holding companies had secured firm contracts to use third-party lines, and in other cases holding companies relied on participation in power pools to satisfy the physical interconnection requirement. In such situations the Commission has focused on the actual ability of the holding company systems to access third-party transmission lines and has found that so long as there is an ability to use third-party lines, those paths are sufficient to satisfy the physical interconnection requirement. These conditions are equivalent in substance to the arrangements being proposed by the Applicants. For example, in Centerior, supra, the applicants proposed to interconnect through a third-party line under multi-party transmission agreement that made the line available so long as their use did "not materially interfere with purposes" of the agreement, i.e., the facilitation of pool-wide transfers of power. This conditional use represents the functional equivalent of a non-firm right. On the basis of technical studies submitted by the applicants, the Commission found that "under normal conditions" their facilities could be operated as a single coordinated and interconnected system. See also UNITIL, supra.

            The Applicants similarly will use a collection of transmission access rights representing current standard techniques for operating a single interconnected and coordinated system economically under normal conditions. The interconnecting transmission paths between the Sierra Pacific operating companies will be accessible pursuant to the relevant transmission owner's OATT on file at FERC. Under these tariffs, transmission owners are required to provide open access to their transmission lines to all parties requesting service. It is critical to note that these parties include the transmission line owners themselves. FERC's comparable service requirements mean that transmission facility owners must offer transmission service to others under the same terms and conditions as they supply it to themselves. So long as capacity is available, transmission owners may not deny any party the right to use the paths, and transmission facility owners do not have any prior claim to access by virtue of their ownership rights when capacity is not available. This means that each party using transmission service stands on equal footing with every other party and will choose a mixture of firm and non-firm service depending on its assessment of the economically most favorable alternatives.

            To elaborate further, Order No. 888 requires transmission owners to grant to Sierra Pacific a right of access to interconnecting transmission systems. Prior to Order No. 888, electric utilities typically needed to construct direct interconnections or enter into long-term bilateral contracts in order to facilitate capacity and energy transfers. Now, as a matter of right under Order No. 888, two utilities can arrange contractually for transmission to achieve interconnection solely by relying on an OATT. Pursuant to an OATT, market participants have a federally-mandated right to acquire either a firm or a non-firm path to transfer power between utility systems. All parties, including transmission facility owners, reserve transmission services electronically through the owner's Open Access Same-Time Information System ("OASIS") mandated by FERC Order No. 889. Service is reserved for a specific amount of power and for a specific period of time, which may be as short an one hour or as long as several years. Service can also be reserved on a firm or non-basis. In all cases, a party will reserve service on the basis of terms and conditions that, in its business judgment, represent the economically and operationally preferable alternative.

            Generators reserve transmission service through a transmission providers the provider's Internet OASIS site. Each provider must post on its OASIS all its available transmission capacity ("ATC") -- what it has available to sell -- for both long-term and short-term reservations. A party that determines it needs transmission service will first check the OASIS listings to ensure sufficient ATC is available for the required time period on each leg of the transfer. It will then place its reservation electronically.17 The request is submitted by inputting it directly into the OASIS site.18 The transmission provider must respond to the request within the time period specified under the OATT -- the longer the term of the reservation, the longer the allowed response time. Within the time allowed, the transmission provider must either accept the reservation or provide a reason permitted under the OATT for denying the request.19 Reserving transmission capacity is an on-going, normal, day-to-day operation which is adjusted as circumstances warrant to ensure optimal system operations.20

            OATTs establish a hierarchy of service -- and a corresponding variation in cost. "Firm" service is the most reliable. It is available on a long-term (i.e., one year or more), monthly, weekly or daily basis. A transmission provider may "cut" (i.e., refuse to initiate or curtail use of the transmission for energy deliveries notwithstanding the firm reservation) only when a threat to system reliability appears, i.e., in emergency situations. All users of firm service -- including the transmission facility owner with respect to its "native load" -- must receive equal treatment when service is cut.

            Like every other market participant, Sierra Pacific will utilize this system to integrate and optimize its post-Transaction system. Sierra Pacific believes that its plan to integrate its system through a combination of long-term firm and short-term firm or non-firm transmission paths represents a rational and appropriate response to the fundamental changes that open access has caused in the industry. The choice to rely, in part, on a non-firm contract path does not affect Sierra Pacific's ability to interconnect its system physically. As described above, up to 50 MW of non-firm transmission capacity on the Alturas path will be available to Sierra Pacific 98% of the time, and up to 360 MW of capacity will be available 95% of the time. Similarly, on the PacifiCorp East path at least 100 MW of capacity is available for use 96-97% of the time. Given the high availability of these lines, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a fraction of the cost. The limited hours in which the transmission lines are not available will have no impact on reliability, given that the PGE, SPPC, and Nevada Power systems already have access to sufficient generation capacity to serve their individual loads. The real effect of Applicants' reliance on a combination of firm and non-firm paths is to ensure that integration of the post-Transaction Sierra Pacific system will be significantly more economic and flexible. Indeed, under present standards this entire operational plan represents what Section 2(a)(29) of the Act refers to as the "normal conditions" for the economic operation of a single interconnected system.


------------
17 The transaction takes place through the Internet, which means that the process is executed through computers integrated into a single communica tions network linking all system participants. The party seeking transmis sion services places a "query" on the OASIS site for the transmission path, amount of transmission capacity, and the transmission period desired. The OASIS software will perform a search and produce information listing the transmission available within those parameters.

18 Long-term reservations, i.e., those lasting one year or more, must be made at least 60 days in advance of the start date but can be requested and confirmed prior to the 60 day period. Short-term, non-firm reservations can be made on shorter notice: monthly reservations are made on 60 days notice; daily, on 48 hours notice and hourly, by noon of the day before.

19 Other than rejections for technical non-compliance of the request with the terms of the OATT, the transmission provider, in general, may only reject a reservation request because of insufficient transmission capacity to fulfill the request in the amount and for the time period specified. Requests rejected on grounds of technical non-compliance may be corrected and resubmitted.

20 Under the OATT, most transmission providers allow users to "rollover" a long-term reservation, which in effect gives the user a right of first refusal on future reservations of transmission capacity when the long-term reserva tion expires.


            Moreover, Sierra Pacific intends to enhance the interconnection of its post-Transaction system through participation in RTO West. Sierra Pacific has participated actively in recent discussions with other regional utilities regarding the creation of one or more regional transmission entities to satisfy the FERC's RTO rule. Specifically, SPPC, Nevada Power and PGE have entered into a Memorandum of Understanding with Avista Corporation, Montana Power and Puget Sound Energy to study the formation of a for-profit independent transmission company ("ITC") that would acquire and operate the transmission facilities currently owned by the participating companies. If the Applicants determine that the creation of the ITC is economically feasible, the ITC would join RTO West, an ISO being formed to integrate the transmission systems of utilities operating in eight states in the Pacific Northwest.21 Thus, the entire post-Transaction Sierra Pacific system will be within one physically integrated RTO, which is consistent with the requirements of Section 2(a)(29)(A).

            In sum, the post-Transaction Sierra Pacific system will be "physically interconnected" through third-party transmission owners. These interconnections will be established on the basis of contract paths typical of today's interconnected electric utility system. The Commission previously has accepted applicants' reliance on contract paths and participation in power pools to satisfy the interconnection requirements. It is important to note in this connection that there is no specific requirement under the Act that these contract paths be established through firm contracts; moreover, there is no reason under the Act to require the use of such contracts if interconnection can be achieved effectively and more economically through non-firm contracts. Applicants believe that their interconnection plans conform in all material respects with this precedent and that, as a result, Sierra Pacific's post-Transaction will satisfy the interconnection requirements of Section 2(a)(29)(A).

----------
21 Sierra Pacific intends to file by October 15, 2000, a request for FERC approval of the RTO West and ITC proposals. Even if the Applicants determine that creation of the ITC is not an economically viable option, it is currently anticipated that SPPC, Nevada Power, and PGE will join
      RTO West or whether participation in multiple RTOs in appropriate. At this preliminary state, Sierra Pacific expects PGE would join RTO West and that SPPC and Nevada Power would join a second RTO with utilities in the Central Southwest. Nonetheless, it is expected that these RTOs would be contiguous with one another, thereby permitting interconnection through inter-RTO coordination.

      (ii)  Coordination

            Sierra Pacific will coordinate the economic dispatch of its post-Transaction system by coordinating load planning and power purchasing for the Nevada Power, SPPC and PGE systems. Due to the divestiture of Sierra Pacific's generation assets, traditional joint dispatch of the post-Transaction system would be impossible because the SPPC and Nevada Power systems no longer will have generation assets to dispatch.

            Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra, citing North American Co., Holding Co. Act Release No. 3466 (Apr.
14, 1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd, 327 U.S. 686 (1946).
The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (internal citations omitted).

            The Commission's established standards in this respect strongly reflect the essential characteristics of the vertically-integrated utility monopolies that dominated the industry from 1935 until the recent past. However, Section 2(a)(29)(A) in relevant part requires only that systems be "economically operated" and "coordinated;" it does not establish specific structural or operational requirements for utility systems. As more states move down the path toward retail competition, with some states eliminating vertically-integrated monopolies through significant divestiture of generating assets (as Nevada has done), and as the growth of liquidity in wholesale markets continues, coordination though market operations, and not through joint dispatch, will be the primary means of achieving the efficiency of operations formerly effected through joint dispatch. In a competitive market, coordination of regional generation facilities and efficiency in generation dispatch will be achieved through a combination of competitive bidding for generation sales, which will ensure economic dispatch, as well as through RTOs, which will coordinate generation maintenance schedules and generation dispatch for system reliability purposes.

            Accordingly, Applicants believe that under current circumstances the Act's coordination requirement is satisfied if utilities are able to achieve efficiencies through such measures as coordinated power service operations that do not necessarily involve joint dispatch in the traditional sense; coordinated transmission through membership in RTOs; coordinated marketing efforts, both as a buyer and seller of electricity; the integration of administration and general services and programs; and gas/electric convergence measures, which will lead to lower costs for gas as a fuel for the generation of electricity. In light of the developments that have occurred in the electric utility industry and the regulatory framework that applies pertains to it, Applicants believe the coordination of utilities in the current marketplace must be achieved through these market and contractual arrangements rather than through historical joint dispatch.

            While Applicants wish to highlight current practices in the industry, it is important to note that this is not a matter of first impression. Nearly a decade ago, the Commission found that the coordination requirement could be satisfied even where a system's generating units are not jointly dispatched and even where power never flows between two parts of the system. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd by Environmental Action, Inc., supra (approving Sierra Pacific's participation in a consortium of utilities acquiring interests in a company that would own and operate the Thousand Springs generating unit); Electric Energy, Inc., supra (approving the acquisition by a consortium of utilities of interests in a company that would own and operate a generating unit). In these cases the Commission authorized holding companies to join a consortium of utilities to acquire interests in companies formed solely for the purpose of operating a generating plant. In neither case, however, did the participating holding companies commit to joint dispatch of the plants or to coordinating the output of the plants with the rest of their systems. Rather, the consortium participants were to take output from the shared facilities only where it was available and/or economical from the perspective of the individual owner. The Commission found in both cases that the plants at issue could be operated as part of a coordinated system within the meaning of Section 2(a)(29)(A) where the owner holding companies relied on their own market criteria rather than dispatch procedures and protocols to utilize the facilities in question on a joint basis.

            Moreover, in applying the integration standard, the Commission consistently has looked beyond the coordination of generation and transmission within a system and considered the coordination of other activities, including services and interrelated operations. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2,
1956) (integration is accomplished through central load dispatching as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (Mar. 20,
1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sep. 13, 1955), rev'd sub nom. Louisiana Public Service Commission v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957) (integration accomplished through an operating committee coordinating not only central dispatching but also of construction programs, maintenance of records and necessary reports, and other interrelated operations); North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration demonstrated by exchange of power, coordination of future demand, sharing of extensive experience regarding engineering and other operating problems, and furnishing of financial support to company being acquired.); see also NIPSCO, supra (functional merger of Bay States and NIPSCO gas supply department through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.").

            Applicants will satisfy the coordination requirement in several ways. First, Sierra Pacific can coordinate the dispatch of PGE's generation assets with SPPC's and Nevada Power's purchases of power from wholesale markets.22 Specifically, Sierra Pacific will coordinate the purchase from third parties of electricity needed to meet the individual requirements of each of its members systems, achieving economies of scale by aggregating energy purchases. PGE, SPPC, and Nevada Power already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. The Contract Paths described above will contribute to facilitating these coordinating activities.

            Second, SPPC, Nevada Power, and PGE will coordinate transmission functions, including transmission access, system operation, planning, and system expansion functions. Transmission and substation maintenance functions also will be integrated and SPPC, Nevada Power, and PGE will share resources during emergencies. Until such time as SPPC, Nevada Power, and PGE join RTOs, the combined company will operate its transmission systems pursuant to a OATT filed with FERC, which will establish a single "license plate" rate for transmission services that utilize the facilities of SPPC, Nevada Power, and/or PGE. Upon joining RTOs, Sierra Pacific will work to ensure that the relevant RTO tariffs provide for reciprocity to prevent "pancaked" rates for use of the combined company's system.

------------
22 Once divestiture is complete, SPPC and Nevada Power will rely completely on the wholesale power market to meet their loads.


            Third, Nevada Power, SPPC, and PGE will integrate many services, including accounting and finance, human resources, information services, external relations, legal and executive administration, customer service, marketing and sales, and purchasing and materials management. As described in the concurrent Application/Declaration, File No. 70-9621, seeking authorization to form Sierra Pacific Services, a service company for the Sierra Pacific system, Sierra Pacific will consolidate and carry out the accounting functions of the combined company through a single system. A single team, operating out of one or more locations will manage a single accounting organization. Sierra Pacific will, as set forth in the concurrent Application/Declaration, achieve additional integration of the combined system through coordinated information system networks, customer service, procurement, organizational structures for power purchases, energy delivery, and customer relations, as well as additional support services.

            In short, the combined company will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system.

      (iii) Single Area or Region

            As required by Section 2(a)(29)(A), the operations of the post-Transaction Sierra Pacific system will be confined to a "single area or region in one or more States." The Act clearly recognizes the relative nature of this issue. While it does not define "area" and "region," the term "single area or region" clearly does not confine a system's operations to a small geographic area or a single state. On the contrary, the statute specifies no specific size limitation but rather provides, as long recognized by the Commission, that practical considerations must inform the question of size, including the system's effect, if any, on the "advantages of localized management, efficient operation, and the effectiveness of regulations"23 in light of "the state of the art and the area or region effected."

--------
23 NIPSCO, supra (analyzing the single area or region requirement for gas utility properties, the Commission noted that the acquisition would not have "an adverse effect upon localized management, efficient operation or effective operation").


            Moreover, the SEC Staff have recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical" 1995 Report at 66, 69. Staff has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories." Id. at
69. It also has recognized that the concept of "geographic integration" has been affected by "technological advances in the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the Act] to take into account technological advances." NIPSCO, supra; Sempra, Holding Co. Act Release No. 27095 (Oct. 25, 1999) [hereinafter Sempra].

            The Applicants believe that the post-Transaction Sierra Pacific system will satisfy the "single area or region" requirement. While the electric service territories of the Nevada Power, SPPC and PGE systems do not overlap, they nonetheless are in the same "area or region." The systems of Nevada Power and SPPC are located predominantly in Nevada.24 The PGE system is located entirely within the adjoining state of Oregon. The distance between the PGE and SPPC systems is approximately 325 miles. Maps showing the service territories and transmission systems of SPPC, Nevada Power, and PGE and the surrounding region are attached hereto at Exhibits E-1 through E-3 and E-5 through E-7, respectively. The Commission previously has found that combining systems need not be contiguous in order to meet the "single area or region" test. See, e.g., Conectiv, supra; cf. New Century, supra (integration test met where entities planned to build a 300 mile transmission line to interconnect systems operating in noncontiguous territories).

--------
24 The service territories of Nevada Power and SPPC are separated geographi cally by 38 miles. Located between their service territories is federal land, including a Nevada test site and the Nellis Air Force Base bombing range, that impedes direct physical interconnection.


            The Transaction represents a logical extension of the Sierra Pacific's system's existing service territory in light of contemporary circumstances. As the Commission has recognized, the concept of area or region is not a static one and must be refashioned to take into account the present realities of the electric industry, consistent with the provisions of the Act. These present realities have effectively shrunk the world in which the industry operates. Thus, more than 50 years after the Commission's finding that the seven-state American Electric Power Company system operates within a single area or region, American Gas & Electric Co., Holding Co. Act Release No. 6333 (Dec. 26, 1945), the concept of a region under Section 2(a)(29)(A) surely includes the two-state area that comprises the post-Transaction Sierra Pacific system.

      (iv)  Localized Management, Efficient Operation, and Effective
            Regulation

            The final clause of Section 2(a)(29)(A) requires the Commission to consider the size of the post-Transaction Sierra Pacific system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. The size of the post-Transaction Sierra Pacific system will not impair the advantages of localized management, the efficient operation of the system, or the effectiveness of regulation. Instead, the Transaction actually will increase the efficiency of operations.

            Localized Management - The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," Centerior, supra, or where the acquired company's management would remain substantially intact. AEP, supra. The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra.
The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." Id.

            The management of the post-Transaction Sierra Pacific system will be drawn primarily from the existing management of Sierra Pacific and PGE and their subsidiaries. Sierra Pacific will continue to maintain its system headquarters in Reno, Nevada and will integrate the organizational structures of the combined company. Changes to the management of the combined company and its subsidiaries may be made in order to achieve the economies associated with the Transaction, as discussed in Item 3.A.2.b. herein. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Sierra Pacific expects the post-Transaction system will preserve the well-established delegations of authority - currently in place at Sierra Pacific and PGE - which permit the local, district, and regional management teams to budget for, operate, and maintain the electric distribution system, to procure materials and supplies, and to schedule work forces in order to continue to provide the high quality of service which customers of Sierra Pacific and PGE have enjoyed in the past. Accordingly, the advantages of localized management will not be impaired.

            Efficient Operation - As discussed above in the analysis of
Section 10(b)(1), the size of the post-Transaction Sierra Pacific will not impede efficient operation; rather, the Transaction will result in significant economies and efficiencies as described in Item 3(A)(2)(b) below. Operations are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices, and closer coordination of system-wide matters.

            Effective Regulation - The Transaction will not impair the effectiveness of regulation at either the state or the federal level. On a state level, the Commission has found that the effectiveness of regulation is not impaired where the same state regulators have jurisdiction both before and after a merger. See, e.g., Conectiv, supra; General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) [hereinafter GPU]. The electric utility subsidiaries of Sierra Pacific will continue to be regulated by the Nevada PUC with respect to retail rates, service, and related matters. PGE will continue to be regulated by the Oregon PUC with respect to retail rates, service, and related matters.

            On the federal level, the post-Transaction Sierra Pacific system will continue to be regulated by the Commission. The electric utility subsidiaries of the combined system will continued to be regulated by the FERC with respect to interstate electric sales for resale and transmission services and by the NRC with respect to the operation of nuclear facilities. The jurisdiction of other federal regulators is similarly unaffected.


Retention and Acquisition of Non-Utility Businesses
---------------------------------------------------

            In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of
Section 11," the Commission also must consider whether the retention and/or acquisition by Sierra Pacific of the non-utility businesses of SPPC, Nevada Power, PGE, and PGH II satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). Section 11(b)(1) of the Act requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities. 25 As demonstrated by the adoption of Rule 58, however, the Commission increasingly has responded to developments in the utility industry by expanding its concept of a functional relationship.26

            The retention of SPPC's existing water system conforms to the "other businesses" standards of the Act as previously determined by the Commission. SPPC has operated its natural gas system and its water system on an integrated basis for over 100 years. Operating within a single division of SPPC, the gas and water systems are closely associated, making divestiture of the water system costly and contrary to the public interest. Divestiture of SPPC's water system would result in substantial divestiture costs and the loss in significant operating revenues, amounting to $49.1 million in 1998. Retention of SPPC's water system will not be detrimental to the public interest or the interests of investors or consumers; rather, it will be beneficial to investors, consumers, and the public at large. See, e.g. WPL Holdings, Holding Co. Act Release Act No. 26856 (Apr. 14,
1998) (permitting retention of water system).

            The retention of the non-utility interests of SPPC and of Nevada Power, as well as the acquisition of PGH II and the non-utility businesses of PGE, also conforms to the "other businesses" standards of the Act. For a description of these non-utility activities, see Items 1(A)(1)(c) and 1(A)(2) above. All of these activities fall within the definition of an energy-related company as provided in Rule 58, are otherwise functionally related, are de minimis and should be permitted to be retained, or are within the definition of an exempt telecommunications company as provided in Section 34 of the Act. Accordingly, these businesses

-----------
25 See, e.g., Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

26 See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-Utility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).

will have a functional relationship with the utility operations of the post-Transaction Sierra Pacific system and, as such, Sierra Pacific should be permitted to retain and/or acquire the businesses.27


Retention of the SPPC Gas System
--------------------------------

            In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of
Section 11," the Commission also must consider whether the retention of SPPC's gas system satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). The Commission historically has interpreted this provision to require registered holding companies to be comprised of either an integrated gas system or an integrated electric system, but not both. To the extent an integrated electric system seeks to retain a gas system, the electric system must satisfy the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secure by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." The Applicants believe the requirements of the "A-B-C" clauses are met and, as such, request authority to retain the SPPC gas system.

--------
27 The Applicants request that, in approving Sierra Pacific's retention of PGH II, the Commission exclude Sierra Pacific's investments in PGH II and in other non-utility companies already owned by Sierra Pacific from the limitation on investment in energy-related companies under Rule 58. See New Century, supra (excluding from Rule 58 limitations investments in non-utility businesses prior to New Century's registration as a holding company under the Act).


            (A)   Loss of Economies

            The Commission has interpreted Clause A to require a showing that the "additional system could not be operated under separate ownership without a loss of economies 'so important as to cause a serious impairment of that system' and 'substantial in the sense that they were important to the ability of the additional system to operate soundly.'" Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (internal citations omitted). In its 1995 Report, however, the SEC Staff noted that, in a competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position.

            Historically, the Commission has measured projected loss of economies associated with divestiture as a percentage of: (i) total utility operating revenues; (ii) total utility expense or "operating revenue deductions"; (iii) gross utility income; and (iv) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income, and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., Holding Co. Act Release No. 1,632 (Sept. 16, 1942). The loss of economies associated with divestiture of the SPPC gas system easily satisfies these thresholds.

            As set forth in the gas system retention study, attached hereto as Exhibit H-1, Sierra Pacific would suffer approximately $16.4 million in economic losses if required to divest the SPPC gas system. Specifically, the projected impact on Sierra Pacific's shareholders would be a 15.8% loss of operating revenues, a 18.7% loss of operating revenue deductions, a 100.1% loss of gross gas income, and a 149.0% loss of net income. These ratios are well above the cost increases indicated in Engineers Public Service, supra. The table below shows the 1998 gas operating revenues, gas operating revenue deductions, gas gross income, and gas net income of the SPPC gas system:

Gas Operating           Gas Operating           Gas Gross       Gas Net
Revenues                Revenue Deductions      Income          Income
-------------           ------------------      ---------       -------

$99,531,525             $83,854,133             $15,677,392     $10,534,969


            In order to recover the lost economies and income taxes associated with divestiture, the party acquiring the SPPC gas system would be required to raise rates for SPPC's current gas utility customers by approximately 16.5%. Divesting SPPC's gas system also would result in a rate increase for SPPC's remaining electric customer of approximately $4.0 million, roughly 0.75% over current rates. Moreover, divestiture of SPPC's gas system would cause a significant, although difficult to quantify, amount of damages to SPPC's ability to compete in the marketplace, resulting in further increased costs to SPPC's current customers. Given these significant loss of economies and resulting rate increases, Applicants respectfully submit the Commission should find the standards of Clause A satisfied with respect to the SPPC gas system.

            (B)   Same State or Adjoining States

            The retention of SPPC's gas system does not raise any issue under
Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Co., Holding Co. Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788
(1947). SPPC's gas system is located entirely within the state of Nevada and, as such, the requirement that the additional system be located in one state or adjoining states is satisfied.

            (C) Localized Management, Efficient Operation, and Effective Regulation

            Finally, retention of the SPPC gas system as an additional integrated system raises no issues under Section 11(b)(1)(C) of the Act. SPPC's gas system already is incorporated into the Sierra Pacific system and, after the Transaction, the management of SPPC's gas system will remain unchanged. The operation of the SPPC gas system in no way impairs the economic operation of SPPC's electric system and, in fact, provides substantial benefits. Retention of the SPPC gas system also will not effect the regulation of the post-Transaction Sierra Pacific system. SPPC's gas operations will remain subject to regulation by the Nevada PUC and the FERC, as well as other federal regulators.

                        (B)   SECTION 11(B)(2) - STRUCTURE AND VOTING
                              POWER

            Section 11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Transaction is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated, as discussed in Item 3(A)(1)(c) above. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd sub nom. Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis). Similarly, the Transaction does not inequitably distribute voting power among security holders. SPPC and Nevada Power will remain wholly-owned subsidiaries of Sierra Pacific and will be joined by PGE and PGH II, which also will be wholly-owned subsidiaries of Sierra Pacific. The voting power of all relevant shareholders will remain unchanged.

            Section 11(b)(2) also requires Sierra Pacific to have a simple corporate structure. See, e.g., TUC Holding, supra at n. 20. In particular,
Section 11(b)(2) limits a registered holding company system to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system." The Transaction satisfies these requirements. First, only one holding company - Sierra Pacific - will exist after the Transaction, as the combined corporate organization chart in Exhibit E-11 demonstrates. Second, the acquisition of PGE and PGH II by Sierra Pacific will not unduly or unnecessarily complicate the structure of the Sierra Pacific system. Rather, the consolidation of PGE and PGH II as first-tier subsidiaries is a straightforward way to integrate the Sierra Pacific system and does not serve to complicate the structure of the system.

            B.    SECTION 10(C)(2).

            Section 10(c)(2) further requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." Because the Transaction is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of the post-Transaction Sierra Pacific system.

            The Transaction will produce economies and efficiencies more than sufficient to satisfy the requirements of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. As the Commission has noted, while some benefits cannot be precisely estimated, they nonetheless may be considered for purposes of
Section 10(c)(2): "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra. In addition, benefits realized by an acquisition need not be immediate. As the Commission has stated, "the underlying advantages of affiliation should be assessed on a long-term basis." WPL Holdings, Holding Co. Act Release No. 25377 (Sep. 18, 1991), citing AEP, supra ("Some of the anticipated savings may not immediately happen .... Yet the underlying economic advantages [of the affiliation] remain.").

            The Applicants estimate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period. These expected savings will meet or exceed the anticipated savings in an number of recent acquisitions approved by the Commission. See, e.g., IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sep. 26, 1990) (estimated savings of $25 million over five years).

            The Applicants anticipate opportunities for savings as a result of, among other things, (i) labor savings through the consolidation of functions, the elimination of duplicative activities, and the realization of combined productivity efficiencies, (ii) nonlabor savings through the consolidation of overlapping or duplicative programs and expenses, including advertising, benefits administration, insurance, information services, facilities, vehicles, and research and development, and (iii) non-fuel purchasing economies through the combined procurement of material and services and through the reduction in contract services on which PGE currently relies.

            In addition to these benefits, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. First, the combined company will be able to meet more effectively the challenges of the increasingly competitive environment in the utility industry than either Sierra Pacific or PGE standing along. See WPL Holdings, Inc., Holding Co. Act Release No. 25096 (May 25, 1990) (benefits supporting
Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing
 . . ."). In particular, the Transaction will create the opportunity for strategic, financial, and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. Second, the combined Sierra Pacific system will be able to draw on a larger and more diverse senior-level management to lead the new company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. Finally, the combined system will be larger and more diverse than either of Sierra Pacific or PGE as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

      3.    SECTION 10(F).

            To approve an acquisition, the Commission is required, under
Section 10(f), to find that the acquisition has complied with all applicable state laws. The Transaction is conditioned expressly on receipt of all required regulatory approvals, including that of the Oregon PUC. The Applicants have filed an Application with the Oregon PUC, a copy of which is attached hereto as Exhibit D-3. The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants have filed a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction, a copy of which is attached hereto as Exhibit D-1. When these approvals and/or orders have been received, the Transaction will comply with Section 10(f).

B.    FINANCING OF THE ACQUISITION.

            This Application/Declaration also seeks the authorization and approval of the Commission with respect to issuances and sales of securities to finance the Transaction. A separate Application/Declaration will be filed in the near future to request additional financing authority to maintain existing financing facilities after the Transaction and to meet the capital requirements for the Sierra Pacific system after the Transaction and the registration of Sierra Pacific as a holding company. Specifically, in order to ensure that the Sierra Pacific may raise the cash consideration required to consummate the Transaction, Sierra Pacific hereby requests authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of one year from the date of such order (the "Authorization Period").


      1.    OVERVIEW OF THE FINANCING REQUEST

            Sierra Pacific hereby requests authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give Sierra Pacific the flexibility to raise the funds required to consummate the acquisition of PGE in the most efficient and cost-effective manner. Sierra Pacific anticipates that it will finance most of the consideration required to consummate the Transaction through the use of short-term debt authorized by this Application/Declaration, such as commercial paper, money market notes and/or bank loans. Depending on interest rates at the time of the Transaction closing, it may also be cost-effective to issue some of the long-term debt authorized by this Application/Declaration at that time. However, the aggregate amount of short-term and long-term debt outstanding to finance the Transaction will not exceed $2.1 billion.

            After the Transaction is consummated, Sierra Pacific plans to pay off part of the outstanding short-term debt incurred to fund the Transaction consideration with the proceeds of the sale of the electric generation assets of SPPC and Nevada Power and to further reduce holding company debt through issuance of additional common stock or the proceeds from the divestiture of certain non-core assets. Sierra Pacific then plans to refinance within the Authorization Period the remaining balance of this short-term debt with one or more forms of long-term debt and hybrid securities authorized by this Application/Declaration. All of the financing required to raise the Transaction consideration will be effected at the holding company level. Consequently, the authorizations sought in this Application/Declaration relate only to Sierra Pacific. Again, a separate Application/Declaration will be filed in the near future to address the financing needs of the Sierra Pacific system after the Transaction.

            Immediately following the acquisition of PGE, Sierra Pacific contemplates it will have a common equity ratio of 20.8 percent as a result of the issuance of $2.1 billion of holding company debt, assuming that none of the sales of its Nevada generating facilities will have closed by the time of the Transaction. However, by June 30, 2001, Sierra will increase its consolidated common equity to approximately 29 percent as a result of:
(a) proceeds from the sale of generating assets of Sierra Pacific and Nevada Power aggregating approximately $1 billion, 100 percent of which will reduce debt of the consolidated company;28 (b) proceeds from divestiture of certain non-core assets, or some combination of common equity and divestiture of such non-core assets, which together would be approximately equivalent to the issuance of $260 million in terms of impact on Sierra Pacific's equity ratio; (c) issuance of up to $600 million of hybrid securities (trust originated preferred stock);29 and (d) increased retained earnings realized from the combined operations of Sierra and PGE aggregating approximately $80 million in 2000 and $100 million in 2001. Based on present expectations, Sierra Pacific believes that these actions, in combination with increases in retained earnings from operations, will increase its consolidated common equity to 30 percent within 24 months following the Transaction.

            Sierra Pacific's goal is to achieve a consolidated common equity ratio of 30 percent or better as quickly as possible consistent with balancing the needs of all stakeholders and to reduce its consolidated debt ratio to 60% or lower and would hope to do so before two years after consummation of the Transaction. Applicants note the Commission has approved ratios of consolidated common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra. Applicants believe in light of the steps to be taken by Sierra Pacific in the year immediately following the acquisition to increase its consolidated common equity as outlined above, it is entirely proper that Sierra Pacific be allowed to finance such acquisition as described above.

            Set forth below are summaries of the historical capital structures of Sierra Pacific and PGE as of December 31, 1999, and the pro forma consolidated capital structure of Sierra Pacific, PGE, and PGH II as of the same date:





--------
28 Of the $1 billion asset-sale proceeds, approximately $570 million will be used to pay down acquisition debt at the holding company level, approximately $190 million will be used to pay down debt currently held by SPPC, and approximately $270 million will be used to pay down debt currently held by Nevada Power.

29 These hybrid securities will be either mandatorily convertible securities or trust originated preferred securities, depending on market conditions. Such mandatorily convertible securities would be either preferred stock or long-term, unsecured debt securities of Sierra Pacific which will convert to common equity no longer than three years following the date of issue. Such trust originated preferred securities would be issued by a special purpose financing subsidiary of Sierra Pacific, the common securities of which will be owned by Sierra Pacific. The sole purpose of the special purpose entity would be to issue the trust originated preferred securities and lend the proceeds thereof to Sierra Pacific. Such request is consistent with the Commission's recent order in Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). The Applicant's further request the Commision reserve jurisdiction with respect to the terms and condiions of such hybrid securities.





                                              Sierra Pacific Capital Structure
                                                  (dollars in thousands)


SIERRA PACIFIC                                   (A)              (B)            (C)           (D)
CONSOLIDATED                   12/31/99        12/31/00         3/31/01        6/30/01       6/30/01         12/31/01     12/31/02
     Common Equity          $1,477 34.5%  $1,541  20.8%  $1,556   22.9%  $1,571  24.5%  $1,831  28.6%  $1,860  28.6%  $1,991 30.0%
     Preferred Stock          $287  4.7%    $323   4.4%    $323    4.7%    $323   5.0%    $923  14.4%    $923  14.2%    $923 13.9%
     Total Debt             $2,514 58.8%  $5,543  74.8%  $4,926   72.4%  $4,514  70.4%  $3,654  57.0%  $3,719  57.2%  $3,713 56.0%
                            ------ -----  ------  -----  ------   -----  ------ -----   ------  -----  ------  -----  ------ -----
     Total Capitalization   $4,279  100%  $7,407   100%  $6,805    100%  $6,408   100%  $6,408   100%  $6,503   100%  $6,627  100%

SPPC
     Common Equity            $674 41.8%    $702  42.9%    $593   42.1%    $523  41.4%    $523  41.4%    $539  42.0%    $565 42.0%
     Preferred Stock           $99  6.1%     $99   6.0%     $99    7.0%     $99   7.8%     $99   7.8%     $99   7.7%     $99  7.3%
     Total Debt               $898 52.0%    $834  51.0%    $719   50.9%    $640  50.7%    $640  50.7%    $646  50.4%    $683 50.7%
                            ------ -----  ------  -----  ------   -----  ------  -----   -----  -----  ------  -----  ------ -----
     Total Capitalization   $1,610  100%  $1,635   100%  $1,409    100%  $1,262   100%  $1,262   100%  $1,283   100%  $1,346  100%

NEVADA POWER
     Common Equity            $823 37.2%  $1,031  45.8%    $816   43.2%    $674  40.7%    $674   40.7%   $689  40.6%    $726 40.7%
     Preferred Stock          $189  8.5%    $195   8.7%    $195   10.3%    $195  11.8%    $195   11.8%   $195  11.5%    $195 10.9%
     Total Debt             $1,203 54.3%  $1.024  45.5%    $878   46.5%    $786  47.5%    $786   47.5%   $815  48.0%    $864 48.4%
                            ------ -----  ------  -----  ------   -----  ------  -----  ------   -----   ----  -----  ------ -----
     Total Capitalization   $2,215  100%  $2,250   100%  $1,889    100%  $1,655  100%   $1,655   100%  $1,699   100%  $1,785  100%

PGE
     Common Equity          $1,041 50.3%  $1.041  49.9%  $1,029   49.4%  $1,017 48.9%   $1,017  48.9%    $992  48.0%    $983 48.0%
     Preferred Stock           $30  1.4%     $30   1.4%     $30    1.4%     $30  1.4%      $30   1.4%     $30   1.5%     $30  1.5%
     Total Debt               $999 48.3%  $1,017  48.7%  $1,024   49.2%  $1,031 49.6%   $1,031  49.6%  $1,045  50.5%  $1,036 50.6%
                            ------ -----  ------  -----  ------  ------  ------ -----   ------  -----  ------  -----  ------ -----
     Total Capitalization   $2,070  100%  $2,088   100%  $2,083    100%  $2,078  100%   $2,078   100%  $2,067   100%  $2,049  100%

TOTAL COMBINED COMPANY (EQUITY IS SUM OF SPPC, NEVADA POWER, AND PGE)
     Common Equity          $2,538 47.5%  $2,774  32.1%  $2,438   31.7%  $2,214 31.4%   $2,214  32.6%  $2,220  32.4%  $2,274 32.9%
     Preferred Stock          $287  5.4%    $323   3.7%    $323    4.2%    $323  4.6%     $923  13.6%    $923  13.5%    $923 13.4%
     Total Debt             $2,514 47.1%  $5,543  64.1%  $4,926   64.1%  $4,514 64.0%   $3,654  53.8%  $3,719  54.2%  $3,713 53.7%
                            ------ -----  ------  -----  ------  ------  ------ -----   ------  -----  ------  -----  ------ -----
     Total Capitalization   $5,339  100%  $8,641   100%  $7,686    100%  $7,052  100%   $6,792   100%  $6,823   100%  $6,910  100%


ASSUMPTIONS

(A)  PGE Acquisition closes 12/31/00
(B)  First 60% of generation assets divested
(C) Remaining 40% of generation assets divested (no common equity or trust preferred stock issued)
(D) Combined result of: divestiture of remaining 40% of generation assets; issuance of $260 million in common equity ($18.00/share) or combination of asset sales and common equity; and issuance of $600 million in tax advantaged preferred stock ($18.00/share)

            The financing authorizations requested herein relate to (a) (i) external issuances by Sierra Pacific of long-term debt, short-term debt, commercial paper and other securities for cash and (ii) the entering into by Sierra Pacific of transactions to manage interest rate risk ("hedging transactions"); and (b) entering into credit facilities or loan agreements with commercial or investment banks, both for purposes of direct borrowings and to serve as back-up for commercial paper programs.

      2.    PARAMETERS FOR FINANCING AUTHORIZATION

            Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not available at this time, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

            A.    EFFECTIVE COST OF MONEY ON BORROWINGS

            The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 500 basis points over the comparable term U.S. Treasury securities, and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

            B.    MATURITY OF DEBT

            The maturity of indebtedness will not exceed 50 years.

            C.    ISSUANCE EXPENSES

            The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5 percent of the principal or total amount of the security being issued.

            D.    USE OF PROCEEDS

            The proceeds from the sale of securities in external financing transactions pursuant to this Application/Declaration will be used (i) to pay the consideration required in order to consummate the Transaction or
(ii) to refinance short-term debt originally incurred to raise all or a portion of the Transaction consideration; or (iii) for general corporate purposes

      3.    DESCRIPTION OF SPECIFIC TYPES OF FINANCING

            Sierra Pacific requests authorization to obtain funds externally through sales of short-term debt and long-term debt securities. In addition, Sierra Pacific seeks the flexibility to enter into certain hedging transactions to manage rate risk and authority to issue and sell other types of securities, as described below.

            A.    SHORT-TERM DEBT

            Sierra Pacific requests Commission authorization during the Authorization Period to issue short-term debt securities in an amount not to exceed $2.1 billion. This amount consists of financing for the Transaction consideration of approximately $2.1 billion. Sierra Pacific anticipates that most of the Transaction consideration will be funded temporarily through the use of short-term debt. This short-term debt will be paid off in part with the proceeds of the divestiture of SPPC's and Nevada Power's electric generation assets, and the sale of common equity or certain non-core assets with the balance refinanced within the Authorization Period through long-term debt or other securities or proceeds from the divestiture of certain non-core assets. The short-term debt will consist of one or more of the following: bank borrowings, commercial paper, money market notes, floating rate or variable notes (all as described below).

            Sierra Pacific currently maintains a committed line of credit for $300 million under an unsecured revolving credit facility with Mellon Bank, First Union National Bank and Wells Fargo, as syndication agents. This facility may be used for working capital and general corporate purposes, including for commercial paper backup. It is anticipated that all or a portion of the short-term debt used to fund the Transaction will be borrowed by Sierra Pacific, either through its existing credit facility or through one or more new facilities to be entered into prior to the Transaction. These amounts are included within the overall authorization amount requested above.

            Sierra Pacific also may sell commercial paper in established domestic or European commercial paper markets to provide temporary funding of the Transaction consideration. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Sierra Pacific will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies. The commercial paper programs will be backed up by the bank credit facilities described above.

            Sierra Pacific also may incur short-term debt through the issuance of instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". This type of debt is usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bears an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set by an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, although it is possible that they may be offered in one or more of the manners described under Long-Term Debt below. The maturity of these notes may vary from less than one year to up to three years. Hence, they are referenced in this Application/ Declaration both under Short-Term Debt and Long-Term Debt. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 3.B.2 above.

            B.    LONG-TERM DEBT

            Sierra Pacific requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount not to exceed $2.1 billion. This amount would be used to refinance short-term debt originally incurred to finance the Transaction consideration of $2.1 billion. Such long-term debt securities would be comprised of (a) unsecured notes, debentures, medium-term notes, or other debt securities under an indenture (the "Sierra Pacific Indenture"), (b) instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes" with maturities of greater than one year or (c) long-term loans from commercial or investment banks pursuant to credit facilities or loan agreements. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Sierra Pacific may determine at the time of issuance. The request for authorization for Sierra Pacific to issue long-term debt securities is consistent with authorization that the Commission has granted to other holding companies. See CINergy Corp., supra (authorizing issuance of up to $400 million of unsecured debt securities).

                  (I)   TERMS OF SIERRA PACIFIC INDENTURE

            Sierra Pacific has filed a universal shelf registration with the Commission on June 8, 1999 (Registration No. 333-80149). As part of that filing, Sierra Pacific filed a form of the Sierra Pacific Indenture, which will permit the issuance of a wide variety of unsecured debt securities in one or more series. On May 9, 2000, Sierra Pacific issued $300 million under the shelf registration.30 Proceeds from this issuance were utilized to retire the remaining balance of short-term debt incurred to complete the merger of Sierra Pacific and Nevada Power Company. Sierra Pacific currently anticipates no further issuance under the existing shelf registration.31 Rather, Sierra Pacific expects to file a new universal shelf registration with the Commission for the issuance of long-term debt securities authorized pursuant to this Application/Declaration and may continue to utilize the Sierra Pacific Indenture for any such issuance. The Sierra Pacific Indenture, attached hereto as Exhibit K-1, will be qualified under the Trust Indenture Act of 1939, as amended.

            The Sierra Pacific Indenture will permit debt securities with a number of variable terms, such as the principal amounts (including original issue discount), interest rates (including those based on a formula or index), redemption terms, sinking funds, currency of payment, denominations, events of default, etc., to be included or excluded or made applicable to a particular series of securities.

--------
30 Unrelated to the issuance under the Indenture, Sierra Pacific also issued $300 million of floating rate notes on April 20, 2000. From the proceeds of this issuance, $100 million was invested in Nevada Power to reduce debt and strengthen Nevada Power's capitalization and $200 million was used to reduce short term debt at the holding company level incurred to complete the merger of Sierra Pacific and Nevada Power.

31 To the extent such issuance is made under the shelf registration, however, the issuance would be subject to the aggregate $2.1 billion limit on short-term and long-term debt and to the parameters of the Commission's financ ing authorization.

These terms will be set forth either in (i) a supplemental indenture or
(ii) an officer's certificate and company order, as applicable. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes,""debentures" or "medium-term notes." The Sierra Pacific Indenture will also permit any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book-entry on the records of a securities depository such as The Depository Trust Company).

            Other than certain provisions relating to restrictions on liens, mergers and the sale of significant subsidiaries, the Sierra Pacific Indenture will contain no negative covenants or restrictions. Any additional covenants or restrictions negotiated at the time of issuance will be included in either (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable, establishing a particular security. The Sierra Pacific Indenture will contain the following event of default provisions: (i) defaults in payment of the Sierra Pacific Indenture securities; (ii) defaults under covenants under the Sierra Pacific Indenture, (iii) failures to comply with instruments governing other indebtedness and certain other agreements; and (iv) certain events of insolvency with respect to Sierra Pacific subject, as applicable, to customary grace periods.

            A copy of any new supplemental indenture under the Sierra Pacific Indenture or an officer's certificate and company order executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

            Sierra Pacific may sell Long-Term Debt securities covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser, including sales made pursuant to Rule 144A. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Sierra Pacific) or directly by one or more underwriters acting alone. The securities may be sold directly by Sierra Pacific or through agents designated by Sierra Pacific from time to time. If dealers are utilized in the sale of any of the securities, Sierra Pacific will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

                  (II)  TERMS OF BORROWINGS FROM BANKS AND OTHER
                        FINANCIAL INSTITUTIONS

            Borrowings from commercial or investment banks and other financial institutions will be unsecured and will rank pari passu with debt securities issued under the Sierra Pacific Indenture and the short-term credit facilities (as described above). Specific terms of any borrowings will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 3.B.2 above. A copy of any additional note or agreement executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

                  (III) TERMS OF MONEY MARKET NOTES AND SIMILAR
                        INSTRUMENTS

            As noted above under Short-Term Debt, Sierra Pacific may issue instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". Although these notes frequently have maturities of less than one year, they can also be issued with maturities of up to three years. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above. As is the case with the short-term version of this instrument, these notes are usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bear an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set through an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A, although they may also be sold in one or more of the manners described above for other Long-Term Debt securities.

            C.    OTHER SECURITIES

            In addition to the specific securities for which authorization is sought herein, Sierra Pacific may also find it necessary or desirable to minimize financing costs or to obtain new capital under then-existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $2.1 billion limit on short-term and long-term debt and to the parameters on financing authorization discussed above. Sierra Pacific will undertake to file an amendment in this proceeding which will describe the general terms of each such securities and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Sierra Pacific.

            D.    INTEREST RATE RISK MANAGEMENT DEVICES

            Sierra Pacific requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Sierra Pacific would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Sierra Pacific will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Sierra Pacific's debt to which such interest rate swap relates. Sierra Pacific will only enter into interest rate swap agreements with counter parties whose senior debt ratings, as published by Standard & Poor's, A Division of The McGraw-Hill Companies, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

      4.    AMORTIZATION OF GOODWILL

            Sierra Pacific expects that the Transaction will result in the amortization of goodwill equal to the excess of consideration to be paid to Enron over the net value of assets acquired. Sierra Pacific estimates this goodwill to be approximately $845 million, which will be amortized at the holding company level over a forty year period. Accordingly, Sierra Pacific estimates a reduction in net income associated with this amortization of approximately $21 million per year. As this merger-related accounting adjustment will be recorded by Sierra Pacific, it will not affect the cash flow associated with the utility subsidiaries and there will be no need to pay dividends out of unearned surplus.


       5 .  FILING OF CERTIFICATES OF NOTIFICATION

            It is proposed that, with respect to Sierra Pacific, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1933 Act be integrated with the reporting system under the Act. This integration would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Sierra Pacific. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter in which transactions occur.

            Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Sierra Pacific does not have, and after the Transaction will not retain, any EWGs or FUCOs. Therefore, Rules 53(a), (b) and (c) are satisfied.


ITEM 4.     REGULATORY APPROVAL.

            As stated above, the Transaction is conditioned on the Applicants' receipt of all relevant regulatory approvals. Set forth below is a summary of the regulatory requirements affecting the Transaction. In addition to required Commission approvals, the state utility commission of Oregon, the FERC, and the NRC have jurisdiction over various aspects of the Transaction.32 Further, both Sierra Pacific and Enron are required to file notification and report forms under the HSR Act with the FTC and the DOJ with respect to the Transaction. .

      A.    ANTITRUST CONSIDERATIONS

            The HSR Act and the rules promulgated thereunder prohibit the consummation of certain transactions (including the Transaction) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. After the Applicants submitted their HSR Act filings, jurisdiction to review the Transaction was cleared to the DOJ, which subsequently closed its investigation of the Transaction without further action and the HSR Act waiting period expired on May 3, 2000.

      B.    ATOMIC ENERGY ACT

            PGE owns an interest in the Trojan nuclear electric generating station. The Trojan station ceased operations in 1993 and is currently being decommissioned. PGE holds NRC licenses with respect to its ownership interests in the Trojan station. Section 184 of the Atomic Energy Act provides that no license may be transferred, assigned or in any manner dispose of, directly or indirectly, through transfer of control of any license to any person, unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. PGE filed for such consent on January 14, 2000, a copy of such request is attached hereto as Exhibit D-7.

      C.    FEDERAL POWER ACT

            Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. Under Section 203, the FERC will approve a merger if it finds the mergers "consistent with the public interest." FERC has stated in a Policy Statement that, in


--------
32 The Transaction is not subject to approval of the California PUC as SPPC's utility operations in California will not be affected by the Transaction.


analyzing a merger under Section 203, it will evaluate the following criteria: (i) the effect of the merger on competition in electric power markets, utilizing an initial screening approach derived from the DOJ/FTC Horizontal Mergers Guidelines to determine if a merger will result in an increase in an applicant's market power; (ii) the effect of the merger on the applicants' wholesale sales and transmission customers; and (iii) the effect of the merger on state and federal regulation of the applicants. Sierra Pacific and PGE jointly requested FERC approval of the Transaction on March 3, 2000.

      D.    NEVADA PUC

            The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants filed on January 7, 2000, a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction. The Petition for Declaratory Relief is attached hereto as Exhibit D-1. However, as described more fully in the concurrent Application/Declaration requesting approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-9621), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concurrent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.

      E.    OREGON PUC

            PGE is subject to the jurisdiction of the Oregon PUC. Pursuant to Oregon Revised Statutes Section 757.511, Oregon PUC approval is required for Sierra Pacific to acquire all of the common stock of PGE. The acquisition of PGH II is not subject to Oregon PUC jurisdiction. On January 18, 2000, Sierra Pacific filed with the Oregon PUC an Application to acquire PGE, which is attached hereto as Exhibit D-3.

            Except as set forth above, no other state or federal regulatory body has jurisdiction over the Transaction.


ITEM 5.     PROCEDURE.

            The Applicants respectfully request that the Commission issue and publish not later than June 2, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 27, 2000, by which comments may be entered and a date not later than September 1, 2000, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

            The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.

      A.    EXHIBITS.

A-1   Articles of Incorporation of Sierra Pacific*

A-2 By-Laws of Sierra Pacific (Exhibit (3)(A) to Form 10-K, File No. 1-8788, filed March 21, 1997, and incorporated herein by reference)*

A-3 Articles of Incorporation of PGE (Exhibit 4 to Form S-8, Registration No. 2-85001, filed July 7, 1983, and incorporated herein by reference)*

A-4 By-Laws of PGE (Exhibit 3 to Form 10-K, File No. 1-5532, filed March 22, 1999, and incorporated herein by reference)*

A-5   Articles of Incorporation of PGH II*

A-6   By-Laws of PGH II*

B-1   Stock Purchase Agreement (Appendix to Exhibit D-3 hereto)*

D-1   Petition for Declaratory Relief filed with the Nevada PUC*

D-2   Order of the Nevada PUC

D-3   Application to the Oregon PUC*

D-4   Order of the Oregon PUC**

D-5   Application to the FERC**

D-6   Order of the FERC**

D-7   Application to the NRC*

D-8   Order of the NRC**

E-1   Map of SPPC's service area*

E-2   Map of Nevada Power's service area*

E-3   Map of PGE's service area*

E-4   Map showing the combined service areas of SPPC, Nevada Power, and PGE*

E-5   Map showing the transmission system of SPPC (Exhibit E-1 hereto)*

E-6 Map showing the transmission system of Nevada Power (Exhibit E-2 hereto)*

E-7   Map showing the transmission system of PGE (Exhibit E-3 hereto)*

E-8   Sierra Pacific organization chart*

E-9   PGE organization chart*

E-10  PGH II organization chart*

E-11  Combined company organization chart after the Transaction*

F-1   Opinion of Counsel**

F-2   Past Tense Opinion of Counsel**

G-1 Sierra Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-8788, filed March 28, 2000, and incorporated herein by reference)

G-2 Sierra Pacific's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-8788, filed May 15, 2000, and incorporated herein by reference)

G-3 SPPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-508, filed March 28, 2000, and incorporated herein by reference)

G-4 SPPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-508, filed May 15, 2000, and incorporated herein by reference)

G-5 Nevada Power's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 2-28348, filed March 28, 2000, and incorporated herein by reference)

G-6 Nevada Power's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 2-28348, filed May 15, 2000, and incorporated herein by reference)

G-7 PGE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5532-99, filed March 3, 2000, and incorporated herein by reference)

G-8 PGE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-5532-99, filed May 11, 2000, and incorporated herein by reference)

H-1   SPPC Gas System Retention Study*

I-1   Opinion of Salomon Smith Barney*

J-1   Proposed Form of Notice*

K-1   Sierra Pacific Indenture


      B.    FINANCIAL STATEMENTS.

FS-1 Sierra Pacific Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto), filed March 28, 2000, File No. 1-8788, and incorporated herein by reference)

FS-2 Sierra Pacific Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto), filed May 15, 2000, File No. 1-8788, and incorporated herein by reference)

FS-3 Sierra Pacific Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto), filed March 28, 2000, File No. 1-8788, and incorporated herein by reference)

FS-4 Sierra Pacific Consolidated Statement of Income for the 3 months ended March 31, 2000 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto), filed May 15, 2000, File No. 1-8788, and incorporated herein by reference)

FS-5 PGE Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-7 hereto), filed March 3, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-6 PGE Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-8 hereto), filed May 11, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-7 PGE Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-7 hereto), filed March 3, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-8 PGE Consolidated Statement of Income for the 3 months ended March 31, 2000 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-8 hereto), filed May 11, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-9  Pro Forma Combined Financial data for Sierra Pacific and PGE**


*Previously filed
**To be filed by amendment


ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.

            The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the Transaction will not result in changes in the operations of PGE or the subsidiaries of Sierra Pacific that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


                              SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES:


By:      /s/ William E. Peterson          Date: 5/24/00
         -----------------------                -------

Name:   William E. Peterson
        -------------------

Title:   Senior Vice President, General Counsel and Corporate Secretary
         --------------------------------------------------------------



Portland General Electric Company:


By:   /s/ Alvin L. Alexanderson           Date: 5/24/00
      -------------------------                 -------

Name:   Alvin L. Alexanderson
        ---------------------

Title:  Senior Vice President, General Counsel, Secretary
        -------------------------------------------------


Exhibit D-2 Order of the Nevada PUC


              BEFORE THE PUBLIC UTILITIES COMMISSION OF NEVADA

Docket No. 00-1011
In re Petition of SIERRA PACIFIC RESOURCES for an Order declaring the Public UtilitiesR
Commission of Nevada does not have jurisdiction to approve SPR's proposed acquisition of all the stock of Portland General Electric Company and
PGH II, both of which are Oregon corporations wholly owned by Enron Corp.

-----------------------------------------------------

At a general session of the Public Utilities Commission of Nevada, held at its offices on February 23, 2000.

PRESENT:
Chairman Donald L. Soderberg
Commissioner Judy M. Sheldrew
Commissioner Richard M. Mcintire
Commission Secretary Crystal Reynolds

                             DECLARATORY ORDER

The Public Utilities Commission of Nevada ("Commission") makes the following findings of facts and conclusions of law:

   I.  PROCEDURAL HISTORY

1. On January 7, 2000, Sierra Pacific Resources ("SPR"), the holding company for Nevada Power Company ("NPC") and Sierra Pacific Power Company {"Sierra"), filed a Petition with the Commission requesting the Commission issue an order declaring that: (~) NRS 704.329 does not confer the Commission with jurisdiction to review SPR' 5 acquisition ofPortland
General Electric ("PGE") and PGH II; and (2) NPC has filily satisfied and lulfilled its obligation in Docket No.98-7023 to agree that it would refrain from taking any action to become a registered holding company, and that such condition does not apply to the PGE transaction.

2. A Notice of the Petition was issued by the Commission on January 24, 2000, with comments due on or before February 16, 2000. The Regulatory Operations Staff ("Staff') of the Commission timely filed a response to the petition, and Enron Corp. ("Enron") and the Utility Shareholders Association of Nevada, Inc. ("USAN") timely filed comments in support of the petition.

3. This Petition comes under the jurisdiction of the Commission pursuant to the Nevada Revised Statutes ("NRS") and Nevada Administrative Code ("NAC") Chapters 703 and 704 and, in particular, NAC 703.825.

  II.POSITIONS OF THE PARTIES

     A. SPR

4. SPR states that its acquisition ofPGE will be accomplished through the cash purchase by SPR from Enron of all of the issued and outstanding stock of POE and PGH II, which are Oregon corporations currently wholly owned by Enron. (1) According to SPR' POE is a vertically integrated electric utility whose service territory is wholly and exclusively within the State of Oregon, which is only regulated by the Oregon Public Utility Commission, the Nuclear Regulatory Commission and the Federal Energy Regulatory Commission; PGH II is an unregulated Oregon corporation which holds various benefit plans for POE.

5. SPR believes that the POE transaction is not subject to the jurisdiction of this Commission because POE is not currently, nor will it be following the transaction, subject to the Commission's jurisdiction. SPR also believes that NPC has flilfilled the condition set forth on page 131 of the Commission's January 4, 1999, Compliance Order in Docket No.98-7023, wherein the Commission required Sierra and NPC to "[a]gree to refrain from taking action to become a registered holding company under the Public Utility Holding Company Act" before the merger would be considered flilly and finally approved. In this corlnection, SPR points to the fact that it and NPC requested and received an exemption from the Securities Exchange Commission ("SEC") from registering as a holding company under PUFICA in connection with the merger transaction in Docket No.98-7023. Further, SPR asserts that the merger condition requiring Sierra and NPC to refrain from becoming a registered holding company applied only to the transaction in Docket No 98-7023 and could not apply to transactions not then under consideration by the Commission.

     B. Staff

6. In its response, Staff states that while Staff believes that NRS 704.329(1) sets forth the Commission's authority to review mergers, acquisitions, and other changes in control of public utilities, it does not require SPR to obtain this Commission's authorization in order to acquire POE and PGH II. According to Staff, the requirements of NRS 704.329 do not apply to this proposed transaction since: (1) PGE is not a "public utility doing business in this state;" (2) neither POE nor PGH II holds a controlling interest in a public utility doing business in this state; and
(3) neither POE nor PGH II will "obtain control" of SPR or its utility subsidiaries.

7. With respect to the issue of NPC' 5 conipliance with the Commission's directive to "refrain from taking action to become a registered holding company under the PUHC A," Staff recognizes that SPR's acquisition of POE and PGH II would require that SPR become a registered holding company under the PUHCA. However, Staff points to the Commission's concerns raised on page 126 ofthat same order, where the Commission stated:

The Commission finds that the merger could potentially have negative effects on its jurisdiction over the company. However, some of Mr. Russell's concerns are as a result of a subsequent merger with a large multi-state company. The Commission finds that if such an event were to occur, the proper forum to address the jurisdictional problems would be in that filing. (Emphasis added)

According to Staff, the condition precedent to the Commission's approval of the merger of SPR with Nevada Power applies only to actions the companies might take regarding that merger, and does not apply to SPR's proposed acquisition of POE and POH II.

     C. Enron

8. Enron asserts in its comments that PGE does not own or operate any equipment or provide services in the state of Nevada, and because the proposed transaction will not result in a change of control of SPR, Enron supports SPR's petitions.

     D. USAN

9. In its comments, USAN supports SPR's petition on the bases that PGE operates exclusively within the state of Oregon, and that as a result of the proposed transaction, SPR will not operate a public utility in the state of Nevada. USAN further asserts that the proposed transaction does not contemplate any change of control as to any public utility or holding company controlling a public utility in the state of Nevada.

  III.COMMISSION DISCUSSION

10. As a legislatively created agency, the Commission's powers and authority derive from and are limited by the provisions of the enabling legislation. The Commission may only take such actions which are required to carry into effect those powers granted by the legislature. NRS 703.020; Public Service Commission V. Southwest Gas, 99 Nev. 268, 274 (1983); Public Utilities Commission v. Gas Co., 317 U.S. 456, 462(1943). Thus, if the Commission has authority to review the transaction, it must find such authority within the confines of the NRS. In this connection, NRS 704.329 grants the Commission specific jurisdiction pertaining to certain transactions involving public utilities. Specifically, NRS 704.329 (1) & (4) provide:

(1) ... no person may merge with, acquire through a subsidiary or affiliate, or otherwise directly or indirectly obtain control of a public utility doing business in this state or an entity that holds a controlling interest in such a public utility without first submitting to the Commission an application for authorization ofthe proposed transaction and obtaining authorization from the Commission.... Any merger, acquisition or change in control in violation of this section is not valid for any purpose.

                                 * * * * *

(4) The provisions of this section do not apply to the transfer of stock of a public utility doing business in this state or to the transfer of the stock of an entity holding a controlling interest in such a public utility, if a transfer of not more than 25 percent of the common stock of such a public utility or entity is proposed.

11. As Staff points out, based on the facts presented by SPR' the proposed transaction involves the cash acquisition by SPR of PGE and PGH II. According to SPR' PGE and PGH II are neither public utilities "doing business in this state" nor is either "an entity which holds a controlling interest in such a public utility." While, PGE and PGH II will come under the control of an entity that holds a controlling interest in such a public utility (i.e. SPR), NRS 704.329 does not confer jurisdiction upon the Commission to review such transactions. Indeed, no person will merge with, acquire, or obtain control of SPR it sell, a transaction over which the Commission would have jurisdiction.

12. As to SPR's request that the Commission find that NPC has complied with the terms of the Commission's January 4, 1999, Compliance Order to the extent that the Commission required Sierra and NPC to "[a]gree to refrain from taking action to become a registered holding company under the Public Utility Holding Company Act," it appears that the Commission's directive was limited to actions which may affect the merger contemplated in that order. In that Compliance Order, the Commission specifically considered the consequences of the subsequent merger of the new company with a "large multi-state company;" evidently, the provision of the order was designed to limit an out-of-state holding company from gaining control over a Nevada public utility, rather than SPR subsequently gaining control over an unregulated utility. Moreover, the Commission found that in the event of such a merger". . . the proper forum to address the jurisdictional problems would be in that filing;" because the proposed transaction is not jurisdictional, there is presently no merger to address.

THEREFORE, based upon the foregoing, the Commission hereby issues its DECLARATORY ORDER that:

1. NRS 704.329 does not confer the Commission with jurisdiction to review SPR's acquisition of PGE and PGH II, as such transaction is described in SPR's petition.

2. NPC has satisfied its obligation in Docket No.98-7023 to agree that it would refrain from taking any action to become a registered holding company, and that such condition does not apply to the PGE transaction.

3. This order is limited strictly to the facts as presented by SPR in its petition.

4. The Commission retains jurisdictionfor the purpose of correcting any errors which may have occurred in the drafting or issuance of this Order.

By the Commission,

DONALD L. SODERBERG, Chairman

Commissioner Sheldrew dissented
JUDY M. SHELDREW, Commissioner

RICHARD M. MCINTIRE, Commissioner

Attest: CRYSTAL REYNOLDS, Commission Secretary


Dated: 3/16/00 Carson City, Nevada

1. SPR states that it will finance the purchase of POE through a loan obtained from Credit Suisse First Boston, which may be refinanced at a later date through various SPR equity and/or debt issuances.


Exhibit K-1 Sierra Pacific Indenture



                          SIERRA PACIFIC RESOURCES



                                   Issuer



                                 INDENTURE

                          Dated as of May 1, 2000


                            THE BANK OF NEW YORK


                                  Trustee


          Providing for the Issuance of Debt Securities in Series










                             [GRAPHIC?OMITTED]



                             [GRAPHIC?OMITTED]


===============================================================================


                           CROSS-REFERENCE TABLE





        TIA SECTION               INDENTURE SECTION
        -----------               -----------------

---------------------------  ---------------------------
         310(a)(1)                       7.10
---------------------------  ---------------------------
         310(a)(2)                       7.10
---------------------------  ---------------------------
         310(a)(3)                       N.A.
---------------------------  ---------------------------
         310(a)(4)                       N.A.
---------------------------  ---------------------------
         310(a)(5)                       N.A.
---------------------------  ---------------------------
         310(b)                      7.08; 7.10
---------------------------  ---------------------------
         310(c)                          N.A.
---------------------------  ---------------------------
         311(a)                         7.11
---------------------------  ---------------------------
         311(b)                         7.11
---------------------------  ---------------------------
         312(a)                         2.05
---------------------------  ---------------------------
         312(b)                        13.03
---------------------------  ---------------------------
         312(c)                        13.03
---------------------------  ---------------------------
         313(a)                         7.06
---------------------------  ---------------------------
         313(b)(1)                      N.A.
---------------------------  ---------------------------
         313(b)(2)                      7.06
---------------------------  ---------------------------
         313(c)                         7.06
---------------------------  ---------------------------
         313(d)                         7.06
---------------------------  ---------------------------
         314(a)                         4.04
---------------------------  ---------------------------
          314(b)                        N.A.
---------------------------  ---------------------------
         314(c)(1)                      13.04
---------------------------  ---------------------------
         314(c)(2)                      13.04
---------------------------  ---------------------------
         314(c)(3)                      N.A.
---------------------------  ---------------------------
         314(d)                         N.A.
---------------------------  ---------------------------
         314(e)                        13.05
---------------------------  ---------------------------
         314(f)                        N.A.
---------------------------  ---------------------------
         314(a)                       7.01(b)
---------------------------  ---------------------------
         315(b)                       7.05
---------------------------  ---------------------------
         315(c)                       7.01(a)
---------------------------  ---------------------------
         315(d)                       7.01(c)
---------------------------  ---------------------------
          315(e)                        6.12
---------------------------  ---------------------------
  316(a) (last sentence)                13.06
---------------------------  ---------------------------
       316(a)(1)(A)                     6.09
---------------------------  ---------------------------
       316(a)(1)(B)                     6.10
---------------------------  ---------------------------
         316(a)(2)                      N.A.
---------------------------  ---------------------------
          316(b)                        6.07
---------------------------  ---------------------------
         317(a)(1)                      6.04
---------------------------  ---------------------------
         317(a)(2)                      6.04
---------------------------  ---------------------------
          317(b)                        2.04
---------------------------  ---------------------------
          318(a)                        13.01
---------------------------  ---------------------------




N.A.  means Not Applicable
Note: This cross-reference table is not part of the Indenture.



                             TABLE OF CONTENTS

                                                                          Page
ARTICLE ONE DEFINITIONS AND INCORPORATION BY REFERENCE                       1
Section 1.01.  Definitions                                                   1
Section 1.02.  Incorporation by Reference of Trust Indenture Act             6
Section 1.03.  Rules of Construction                                         7

ARTICLE TWO THE SECURITIES                                                   7
Section 2.01.  Terms and Firm                                                7
Section 2.02.  Execution and Authentication                                 11
Section 2.03.  Registrar and Paying Agent                                   13
Section 2.04.  Paying Agent to Hold Money in Trust                          14
Section 2.05.  Securityholder Lists                                         14
Section 2.06.  Transfer, Registration and Exchange                          14
Section 2.07.  Replacement Securities                                       17
Section 2.08.  Outstanding Securities                                       18
Section 2.09.  Temporary Securities                                         18
Section 2.10.  Securities in Global Form                                    19
Section 2.11.  Cancellation                                                 19
Section 2.12.  Defaulted Interest                                           20
Section 2.13.  Persons Deemed Owners                                        20
Section 2.14.  CUSIP Numbees                                                21

ARTICLE THREE REDEMPTION                                                    21
Section 3.01.  Applicability of Article                                     21
Section 3.02.  Notice to Trustee                                            21
Section 3.03.  Selection of Securities to Be Redeemed                       22
Section 3.04.  Notice of Redemption                                         22
Section 3.05.  Effect of Notice of Redeemption                              23
Section 3.06.  Deposit of Redemption Price or Securities                    24
Section 3.07.  Securities Redeemed in Part                                  24

ARTICLE FOUR COVENANTS                                                      25
Section 4.01.  Payment of Securities                                        25
Section 4.02.  Maintenance of Office or Agent                               25
Section 4.03.  Money for Securities Payments to Be Held in Trust            26
Section 4.04.  SEC Reports                                                  28
Section 4.05.  Statement as to Compliance                                   28
Section 4.06.  Limitations on Liens on Stock of Restricted Subdiaries       29
Section 4.07.  Limitations on Issue or Disposition of Stock of
                 Restricted Subsidiaries                                    29
Section 4.08.  Additional Amount                                            29
Section 4.09.  Waiver of Certain Covenants                                  30
Section 4.10.  Information Regarding Original Issuue Discount               30

ARTICLE FIVE SUCCESSOR CORPORATION AND ASSUMPTION                           31
Section 5.01.  When Company May Merge, etc.                                 31
Section 5.02.  Successor Corporation Substituted                            31

ARTICLE SIX   DEFAULTS AND REMEDIES                                         32
Section 6.01.  Events of Default                                            32
Section 6.02.  Collection of Indebtedness by Trustee; Trustee
                 May Prove Debt                                             34
Section 6.03.  Application of Proeeds                                       36
Section 6.04.  Suits for Enforcement                                        37
Section 6.05.  Restoration of Rights on Abandonments of Proceedings         37
Section 6.06.  Limitations on Suits by Securtyholders                       37
Section 6.07.  Unconditional Right of Securityholder to Institute
                 Certain Suits                                              38
Section 6.08.  Powers and Remedies Cumulative; Delay or Omission Not
                 Waiver of Default                                          38
Section 6.09.  Control by Holders of Securities                             38
Section 6.10.  Waiver of Past Defaults                                      39
Section 6.11.  Trustee to Give Notice of Default, But May Withhold
                 in Certain Circumstances                                   40
Section 6.12.  Right of Court to Require Filing of Undertaking
                 to Pay Costs                                               40

ARTICLE SEVEN TRUSTEE                                                       41
Section 7.01.  Duties of Trustee                                            41
Section 7.02.  Rights of Trustee                                            43
Section 7.03.  Individual Rights of Trustee                                 44
Section 7.04.  Trustee's Disclaimer                                         44
Section 7.05.  Notice of Defaults                                           44
Section 7.06.  Reports by Trustee to Holders                                45
Section 7.07.  Compensation and Indemnity                                   45
Section 7.08.  Replacement of Trustee                                       46
Section 7.09.  Successor Trustee by Merger, etc.                            46
Section 7.10.  Eligibility; Disqualification                                47
Section 7.11.  Preferential Collection of Claims against Company            47

ARTICLE EIGHT DISCHARGE OF INDENTURE                                        47
Section 8.01.  Termination of the Company's Obligations                     47
Section 8.02.  Termination of the Company's Obligations under Certain
                 Circumstances                                              48
Section 8.03.  Application of Trust Money                                   50
Section 8.04.  Repayment to Company                                         50
Section 8.05.  Indemnity for Government Obligations                         50

ARTICLE NINE AMENDMENTS, SUPPLEMENTS AND WAIVERS                            50
Section 9.01.  Without Consent of Holders                                   50
Section 9.02.  With Consent of Holders                                      52
Section 9.03.  Compliance with Trust Indenture Act                          53
Section 9.04.  Revocation and Effect of Consents                            53
Section 9.05.  Notation on or Exchange of Securities                        54
Section 9.06.  Trustee to Sign Amendments, etc.                             54

ARTICLE TEN REPAYMENT AT THE OPTION OF HOLDERS                              55
Section 10.01.  Applicability of Article                                    55

ARTICLE ELEVEN CONCERNING THE SECURITYHOLDERS                               55
Section 11.01.  Evidence of Action Taken by Securityholders                 55
Section 11.02.  Proof of Execution of Instruments and of
                   Holding of Securities                                    56
Section 11.03.  Holders to be Treated as Owners                             57
Section 11.04.  Securities Owned by Company Deemed Not Outstanding          57
Section 11.05.  Right of Revocation of Action Taken                         58
Section 11.06.  Meetings of Holders                                         58
Section 11.07.  Call, Notice and Place of Meetings                          59
Section 11.08.  Persons Entitled to Vote at Meetings                        59
Section 11.09.  Quorum; Action                                              59
Section 11.10.  Determination of Voting Rights; Conduct and
                  Adjournment of Meetings                                   60
Section 11.11.  Counting Votes and Recording Action of Meetings             61

ARTICLE TWELVE SINKING FUNDS                                                61

Section 12.01.  Applicability of Article                                    61
Section 12.02.  Satisfaction of Sinking Fund Payments with Securities       62
Section 12.03.  Redemption of Securities for Sinking Fund                   62

ARTICLE THIRTEEN MISCELLANEOUS                                              63
Section 13.01.  Trust Indenture Act Conrols                                 63
Section 13.02.  Notices                                                     63
Section 13.03.  Communication by Holders with Other Holders                 65
Section 13.04.  Certificate and Opinion as to Conditions Precedent          65
Section 13.05.  Statements Required in Certificate or Opinion               65
Section 13.06.  When Treasury Securities Disregarded                        66
Section 13.07.  Legal Holidays                                              66
Section 13.08.  Governing Law                                               66
Section 13.09.  No Adverse Interpretation of Other Agreements               66
Section 13.10.  Successors                                                  66
Section 13.11.  Duplicate Originals                                         67
Section 13.12.  Securities in Foreign Currencies                            67


      INDENTURE dated as of May 1, 2000, between Sierra Pacific Resources, a corporation incorporated under the laws of Nevada (the "Company"), and The Bank of New York, a New York banking corporation, as trustee hereunder ("Trustee").

      Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Company's
Securities issued hereunder:

                                  RECITALS

      The Company has authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness ("Securities") to be issued in one or more series as herein provided.

      For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed as follows for the equal and ratable benefit of the Holders of the Securities:

                                ARTICLE ONE
                  DEFINITIONS AND INCORPORATION BY REFERENCE

      Section 1.01.  Definitions.

      "Additional Amounts" means any additional amounts which are required by a Security or by or pursuant to a Board Resolution, under circumstances specified therein, to be paid by the Company in respect of certain taxes imposed on Holders who are not United States Persons, or as otherwise specified in the terms of a Security established pursuant to Section 2.01, and which are owing to such Holders.

      "Agent" means any Registrar, Paying Agent or co-Registrar or agent for service of notice and demands. See Section 2.03.

      "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

      "Authorized Newspaper" means a newspaper printed in the official language or in the English language of the country of publication and customarily published at least once a day on each Business Day in each calendar week and of general circulation in New York, New York or in any other place as required in this Indenture, whether or not such newspaper is published on Legal Holidays, or, with respect to the Securities of any series, such other newspaper(s), as may be specified in or pursuant to the Board Resolution of the Company or supplement to this Indenture pursuant to which such series of Securities is issued. Whenever, under the provisions of this Indenture or such Board Resolutions, two or more publications of a notice or other communication are required or permitted, such publications may be in the same or different newspapers. If, because of temporary or permanent suspension of publication or general circulation of any newspaper or for any other reason, it is impossible or impracticable to publish any notices required by this Indenture or a Board Resolution in the manner provided, then such publication in lieu thereof or such other notice as shall be made with the approval of the Trustee shall constitute a sufficient publication of such notice.

      "Bankruptcy Law" shall have the meaning set forth in Section 7.07.

      "Bearer Security" means any Security in the form established pursuant to Section 2.01 which is payable to bearer.

      "Board of Directors" means the Board of Directors of the Company or the Executive Committee or any other committee of the Board of Directors duly authorized to act for the Company hereunder.

      "Board Resolution" means a copy of the resolutions certified by the Secretary or an Assistant Secretary of the Company as properly adopted by the Board of Directors of the Company and in full force and effect and delivered to the Trustee.

      "Business Day", except as may otherwise be provided in the form of Securities of any particular series pursuant to the provisions of this Indenture, with respect to any Place of Payment means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a Legal Holiday in that Place of Payment.

      "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock.

      "Company" means the party named in the first paragraph of this Indenture until a successor replaces it pursuant to the Indenture and thereafter means such successor.

      "Company Request" and "Company Order" mean, respectively, a written request or order signed in the name of the Company by the Chairman of the Board, the President, the Chief Financial Officer or the Treasurer thereof or any other officer specifically authorized to act by the Board of Directors of the Company as certified to the Trustee, and delivered to the Trustee.

      "Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date hereof is located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286,
Attention: Corporate Trust Administration, Re: Sierra Pacific Resources.

      "Corporation" includes corporations, associations, companies and business trusts.

      "Coupon" means any interest coupon appertaining to a Bearer Security. "Debt" shall have the meaning set forth in Section 4.06.

      "Default" means any event which is, or after notice or passage of time would be, an Event of Default.

      "Discharged" shall have the meaning set forth in Section 8.02.

      "Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01.

      "Event of Default" shall have the meaning set forth in Section 6.01.

      "Government Obligations" with respect to any series of Securities means direct noncallable obligations of the government which issued the currency in which the Securities of that series are denominated, noncallable obligations the payment of the principal of and interest on which is fully guaranteed by such government, and noncallable obligations on which the full faith and credit of such government is pledged to the payment of the principal thereof and interest thereon, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depositary receipt.

      "Holder" or "Securityholder" means, with respect to a Registered Security, a Person in whose name such Security is registered on the Security Register and, with respect to a Bearer Security or any coupon, the bearer thereof.

      "Indenture" means this Indenture, as it may from time to time be amended or supplemented and shall include the forms and terms of particular series of Securities established as contemplated herein.

      "Independent Public Accountants" means independent public accountants or a firm of independent public accountants who may be the independent public accountants regularly retained by the Company or who may be other independent public accountants. Such public accountants or firm shall be entitled to rely upon any Opinion of Counsel as to the interpretation of any legal matters relating to the Indenture or certificates required to be provided hereunder.

      "Legal Holiday" shall have the meaning set forth in Section 13.07.

      "Lien" means any mortgage, pledge, security interest or lien, or other encumbrance of any nature whatsoever.

      "Notice of Default" shall have the meaning set forth in Section 6.01.

      "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or Secretary thereof or any other officer specifically authorized to act by the Board of Directors of the Company.

      "Officers' Certificate" means a certificate signed by two Officers or by an Officer other than the Secretary and an Assistant Treasurer or an Assistant Secretary of the Company.

      "Opinion of Counsel" means a written opinion of legal counsel, who (except as otherwise expressly provided in this Indenture) may be an employee of or counsel to or for the Company, or any other legal counsel acceptable to the Trustee.

      "Outstanding", when used with respect to Securities or a series, shall have the meaning set forth in Section 2.08.

      "Paying Agent" shall have the meaning set forth in Section 2.03.

      "Periodic Offering" means an offering of Securities of a series from time to time the specific terms of which Securities, including, without limitation, the rate or rates of interest, if any, thereon, the maturity or maturities thereof, the original issue date or dates thereof, the redemption provisions, if any, and any other terms specified as contemplated by Section 2.01 with respect thereto, are to be determined by the Company, or one or more of the Company's agents designated in an Officers' Certificate, upon the issuance of such Securities.

      "Person" means any individual, Corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      "Place of Payment" when used with respect to the Securities of any series, means the place or places where the principal of and interest and any Additional Amounts on the Securities of that series are payable as specified as provided pursuant to Section 2.01.

      "Principal" whenever used with reference to the Securities or any Security or any portion thereof, shall be deemed to include "and premium, if any," and, whenever used with reference to any Security which by its terms provides (or as to which mandatory provisions of law provide) that less than the principal amount thereof shall be due and payable upon a declaration of the acceleration of the maturity thereof, and in the contexts of such a declaration, of proving a claim under bankruptcy, insolvency or similar laws, or of determining whether the holders of the requisite aggregate principal amount of the Securities of any or all series then Outstanding have concurred in any request, demand, authorization, direction, notice, consent, waiver or other action by Securityholders hereunder, shall mean the portion of such principal amount so provided to be due and payable upon a declaration of acceleration of the maturity thereof.

      "Redemption Date" means the date fixed for redemption of any Security to be redeemed pursuant to this Indenture.

      "Redemption Price" means the principal amount of any Security to be redeemed.

      "Registered Security" means any Security registered in the Security Register.

      "Registrar" shall have the meaning set forth in Section 2.03.

      "Restricted Subsidiary" means any consolidated operating subsidiary of the Company that accounts for 10% or more of the consolidated revenues and/or assets of the Company, including but not limited to Sierra Pacific Power Company and Nevada Power Company, and any successor to all or a principal part of the business or properties of any thereof, and any other subsidiary which the Board of Directors designates as a Restricted Subsidiary.

      "SEC" means the Securities and Exchange Commission as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or if at any time after the execution of this instrument such Commission is not existing and performing the duties assigned to it under the TIA, then the body performing such duties at such time.

      "Securities" means the debt securities, as amended or supplemented from time to time pursuant to this Indenture, that are issued under this Indenture.

      "Security Register" shall have the meaning set forth in Section 2.03.

      "Subsidiary" means any corporation of which at the time of determination the Company and/or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the shares of Voting Stock.

      "TIA" means the Trust Indenture Act of 1939 (15 U.S. Code Section 77aaa-77bbbb), as amended from time to time.

      "Trustee" means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means such successor.

      "Trust Officer" means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

      "United States" means the United States of America (including the States and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction.

      "U.S. Depository" or "Depository" means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more global Securities, the Person designated as U.S. Depository pursuant to Section 2.01, which must be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, if so provided pursuant to Section 2.01 with respect to the Securities of any series, any successor to such Person. If at any time there is more than one such Person, "U.S. Depository" shall mean, with respect to any series of Securities, the qualifying entity which has been appointed with respect to the Securities of that series.

      "Voting Stock" means stock of a Corporation of the class or classes having general voting power under ordinary circumstances in the election of directors, managers or trustees of such Corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

      "Yield to Maturity" means the yield to maturity on a series of Securities at the most recent redetermination of interest on such series, and calculated in accordance with accepted financial practice.

      Section 1.02.  Incorporation by Reference of Trust Indenture Act.

      Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

      "Commission" means the SEC.

      "Indenture Securities" means the Securities.

      "Indenture Security Holder" means a Securityholder.

      "Indenture to be Qualified" means this Indenture.

      "Indenture Trustee" or "institutional trustee" means the Trustee.

      "Obligor" on the indenture securities means the Company or any other obligor on the Securities.

      All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings thereby assigned to them.

      Section 1.03.  Rules of Construction.

      Unless the context otherwise requires:

            (1)   a term has the meaning assigned to it;

            (2)   "or" is not exclusive;

            (3) words in the singular include the plural, and in the plural include the singular;

            (4) an accounting term not otherwise defined has the meaning assigned to it in accordance with United States generally accepted accounting principles; and

            (5) the Article and Section headings herein and in the Table of Contents are for convenience only and do not constitute a part of this Indenture and shall not affect the meaning, construction or effect of this Indenture.



                                ARTICLE TWO
                               THE SECURITIES

      Section 2.01.  Terms and Form.

      The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series of Securities and shall bear the title, interest, if any, at the rates and from the dates, shall mature at the times, may be redeemable at the prices and upon the terms, shall be denominated and payable at the place or places and in the currency or currencies (which may be other than United States dollars), including composite currencies, and shall contain or be subject to such other terms as shall be approved by or pursuant to a Board Resolution of the Company, Officers' Certificate, or in one or more supplements to this Indenture.

      The Securities of each series hereunder shall be in one or more forms approved from time to time by or pursuant to a Board Resolution of the Company, Officers' Certificate, or in one or more supplements to this Indenture establishing the following:

            (1) the title or designation of the Securities and the series in which such Securities shall be included (which, unless such Securities constitute part of a series of Securities previously issued, shall distinguish the Securities of the series from all other Securities);

            (2) any limit upon the aggregate principal amount of the Securities of such title or the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Sections 2.06, 2.07, 2.09 or 3.07);

            (3) whether Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both; any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series; and whether any Securities of the series are to be issuable initially in global form and, if so, (i) whether beneficial owners of interests in any such global Security may exchange such interest for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner specified in Section 2.09 and (ii) the name of the Depository or the U.S. Depository, as the case may be, with respect to any global Security;

            (4) the date as of which any Bearer Securities of the series and any temporary global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

            (5) if Securities of the series are to be issuable as Bearer Securities, whether interest in respect of any portion of a temporary Bearer Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any date or dates prior to the exchange of such temporary Bearer Security for definitive Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such date or dates;

            (6) the date or dates on which the principal, and premium, if applicable, of such Securities is payable;

            (7) the rate or rates (including the rate or rates at which overdue principal shall bear interest, if different from the rate or rates at which such Securities shall bear interest prior to maturity and, if applicable, the rate or rates at which overdue premium or interest shall bear interest, if any) at which such Securities shall bear interest, if any, or the method in which such rate or rates are determined, the date or dates from which such interest shall accrue, the dates on which such interest shall be payable and the record date for Holders entitled to the interest payable on Registered Securities on any such date, whether and under what circumstances Additional Amounts on such Securities shall be payable and, if so, whether the Company has the option to redeem the affected Securities rather than pay such Additional Amounts, and the basis upon which interest shall be calculated if other than as otherwise provided in this Indenture;

            (8) the place or places, if any, in addition to or other than The Borough of Manhattan, The City of New York, New York where the principal of and interest on or Additional Amounts, if any, payable in respect of such Securities shall be payable;

            (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Securities may be redeemed, in whole or in part, at the option of the Company;

            (10) the terms of any sinking fund and the obligation, if any, of the Company to redeem or purchase such Securities pursuant to a sinking fund, at the option of a Holder thereof or otherwise and the period or periods within which, the price or prices at which and the terms and conditions upon which such Securities shall be redeemed or purchased in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Securities;

            (11) the denominations in which Registered Securities of the series, if any, shall be issuable, and the denominations in which Bearer Securities of the series, if any, shall be issuable, in either case if other than as otherwise provided in this Indenture;

            (12) if other than the principal amount thereof, the portion of the principal amount of such Securities which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.01;

            (13) if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public or private debts, the coin or currency, including composite currencies, in which payment of the principal of or interest, if any, and any Additional Amounts in respect of such Securities shall be payable and whether the Securities of the series may be discharged other than as provided in
Article 8;

            (14) if the principal of or interest, if any, and any Additional Amounts in respect of such Securities are to be payable, at the election of the Company or a Holder thereof, in a coin or currency, including composite currencies, other than that in which the Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

            (15) if the amount of payments of principal of or interest, if any, or any Additional Amounts in respect of such Securities may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined including the purpose of determining the principal amount of such Securities deemed to be outstanding at any time;

            (16) if the Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

            (17) the terms, if any, pursuant to which the Securities of such series may be converted into or exchanged for shares of capital stock or other securities of the Company or any other Person.

            (18) any events of default, other than those set forth in
Section 6.01, or covenants, other than those set forth in Article 4, with respect to Securities of such series; and

            (19) any other terms of the Securities (which terms shall not be inconsistent with the provisions of this Indenture).

      If the form of the Security of any series is approved by or pursuant to a Board Resolution of the Company, an Officers' Certificate of the Company delivered to the Trustee shall state that all conditions precedent relating to the authentication and delivery of such Security have been complied with and shall be accompanied by a copy of the Board Resolution of the Company by or pursuant to which the form of such Security has been approved. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication. Each Security may contain any other terms as are not inconsistent with the provisions of this Indenture.

      All Securities of any one series and coupons appertaining to Bearer Securities of such series, if any, shall be substantially identical except as to denomination and the rate or rates of interest, if any, the time or times at which the principal thereof may be payable, the date from which interest, if any, shall accrue and except as may otherwise be provided in or pursuant to such Board Resolution and set forth in the Officers' Certificate hereinabove described or in any such indenture supplemental hereto. All Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series or to establish additional terms of such series of Securities.

      The Securities of each series may be issued as Registered Securities without coupons or, if provided by the terms of the instrument establishing such series of Securities, as Bearer Securities, with or without coupons and, in either case, may be issued initially, temporarily or permanently in global form (as provided in Section 2.10). Unless the form of a Security for a series provides otherwise, the Registered Securities shall be issued in denominations of $1,000 or integral multiples thereof and Bearer Securities shall be issuable in the denomination of $5,000.

      Except as otherwise specified as contemplated by this Section 2.01 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

      Section 2.02.  Execution and Authentication.

      An Officer of the Company shall sign the Securities and the coupons for the Company by manual or facsimile signature. The Company's seal, if any, may be reproduced on the Securities, but the Company's seal shall not be required to be included on the Securities.

      If an Officer whose signature is on a Security or coupon no longer holds that office at the time the Trustee authenticates the Security, the Security and coupon shall be valid and binding on the Company nevertheless.

      The aggregate principal amount of Securities Outstanding hereunder at any time shall be unlimited except that such Outstanding amount (exclusive of any premium) may not exceed the amount authorized from time to time by the Board of Directors of the Company and except as provided in Section
2.07. Upon receipt of a Company Order for the authentication and delivery of Securities of a series, the Trustee shall authenticate and deliver for original issue Securities of a series as to which an Officers' Certificate of the Company or a supplemental indenture has been delivered to the Trustee pursuant to Section 2.01.

      No Security or any coupon appertaining thereto shall be valid until the Trustee or the authenticating agent referred to below manually signs the certificate of authentication on the Security. Each Registered Security shall be dated the date of its authentication. Bearer Securities and any temporary Bearer Security in global form shall be dated as specified in the Officers' Certificate of the Company or in the supplements to this Indenture contemplated by Section 2.01. The signature of the Trustee or the authenticating agent referred to below shall be conclusive evidence that the Security has been authenticated under this Indenture.

      The Trustee may appoint an authenticating agent to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate thereof.

      Except as permitted by Section 2.07, the Trustee shall not authenticate and deliver any Bearer Security unless all appurtenant coupons for interest then matured have been detached and canceled.

      The Trustee's authentication shall be in the following form:

      Dated:

Trustee's Certificate of Authentication

      This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

                                          [-------------------------],
                                          as Trustee


                                          By
                                              ------------------------
                                                Authorized Signatory


      If the forms and terms of the Securities of the series and any related coupons have been established in or pursuant to one or more Officers' Certificates as permitted by Section 2.01 and 2.02, in authenticating such Securities and accepting the additional responsibilities under this Indenture in relating to such Securities the Trustee shall be entitled to receive, and (subject to Section 7.01) shall be fully protected in relying upon an Opinion of Counsel to the effect that:

      (a) the form and terms of such Securities and coupons, if any, have been duly authorized and established pursuant to Sections 2.01 and 2.02 and comply with this Indenture, and

      (b) such Securities, when authenticated and delivered by the Trustee and issued by the Company, and such coupons, if any, when issued by the Company, in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to customary exceptions, provided, however, that, with respect to Securities of a series subject to a Periodic Offering, the Trustee shall be entitled to receive such Opinion of Counsel only once at or prior to the time of the first authentication of Securities of such series and that the Opinion of Counsel above may state:

                  (x) that the forms of such Securities have been, and the
            terms of such Securities (when established in accordance with such procedures as may be specified from time to time in a Company Order, all as contemplated by and in accordance with a Board Resolution or any Officers' Certificate pursuant to
            Section 2.01, as the case may be) will have been, duly authorized by the Company and established in conformity with the provisions of this Indenture;

                  (y) that such Securities, together with the coupons, if
            any, appertaining thereto, when (1) executed by the Company,
            (2) completed, authenticated and delivered by the Trustee in accordance with this Indenture, and (3) issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to customary exceptions; and

                  (z) that all laws and requirements in respect of the
            execution and delivery by the Company of such Securities have been complied with.

      (c) With respect to Securities of a series subject to a Periodic Offering, the Trustee may conclusively rely, as to the authorization by the Company of any of such Securities, the form and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and other documents delivered pursuant to Section 2.01 and this Section, as applicable, at or prior to the time of the first authentication of Securities of such series unless and until it has received written notification that such opinion or other documents have been superseded or revoked. In connection with the authentication and delivery of Securities of a series subject to a Periodic Offering, the Trustee shall be entitled to assume that the Company's instructions to authenticate and deliver such Securities do not violate any rules, regulations or orders of any governmental agency or commission having jurisdiction over the Company.

            The Trustee shall have the right to decline to authenticate and deliver any Securities under this Section if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

      Section 2.03.  Registrar and Paying Agent.

      The Company shall designate a Registrar who shall maintain an office or agency where Securities may be presented for registration of transfer and where each series of Registered Securities may be presented for exchange ("Registrar") and a Paying Agent who shall maintain an office or agency where Securities and coupons may be presented for payment ("Paying Agent") and an office or agency where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Registrar shall keep a register ("Security Register") of each series of Registered Securities and of their transfer and exchange. The Company may have one or more co-Registrars and one or more additional Paying Agents and shall maintain the Registrar or a co-Registrar and a Paying Agent in each place required by Section 4.02. The term "Paying Agent" includes any additional paying agent. In the event that the Trustee shall not be the Registrar, it shall have the right to examine the Security Register at all reasonable times.

      The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee of the name and address of any such Agent. If the Company fails to maintain a Registrar or Paying Agent, or the Company fails to maintain an agent for service of notices, process and demands, or the Company fails to give the foregoing notice, the Trustee shall act as such.

      The Company initially appoints the Trustee to be the Registrar, Paying Agent and agent for services of notices and demands.

      Section 2.04.  Paying Agent to Hold Money in Trust.

      Each Paying Agent shall hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal of or any interest or Additional Amounts on the Securities, and shall notify the Trustee of any default by the Company (or any other obligor on the Securities) in making any such payment. If the Company or a Subsidiary acts as Paying Agent, it shall on or before each due date of the principal of or any interest or Additional Amounts on any Securities segregate the money and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and the Trustee may at any time during the continuance of any payment default, upon written request to a Paying Agent, require such Paying Agent to pay to the Trustee all sums so held in trust by such Paying Agent. Upon doing so the Paying Agent shall have no further liability for the money.

      Section 2.05.  Securityholder Lists.

      The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of Registered Securities. If the Trustee is not the Registrar, the Company shall furnish to the Trustee from information in the possession or control of the Company (a) on or before each interest payment date, as of the relevant record date, for any series of Securities, (b) pursuant to the form of Security for each series of non-interest bearing Securities and
(c) at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders, provided that if the provisions of
(a) or (b) do not provide for the furnishing of such information at stated intervals of not more than six months, at least as frequently as semiannually, not later than May 15 and November 15 of each year.

      Section 2.06.  Transfer, Registration and Exchange.

      When a Registered Security is presented at an office or agency maintained for that series pursuant to Section 4.02 in proper form for registration of transfer with a request to register a transfer, the Registrar or co-Registrar at that office shall register the transfer as requested.

      At the option of the Securityholder, Registered Securities of any series may be exchanged upon surrender to the Registrar or a co-Registrar for Registered Securities of the same series of like aggregate principal amount, stated maturity and tenor and of other authorized denominations upon surrender at any office or agency maintained for that series pursuant to Section 4.02.

      If so provided with respect to Securities of a series, at the option of the Holder, Bearer Securities of any such series may be exchanged for Registered Securities of the same series containing identical terms and provisions, of any authorized denominations and aggregate principal amount, upon surrender of the Bearer Securities to be exchanged at any office or agency maintained for that series pursuant to Section 4.02, with all unmatured coupons and all matured coupons appertaining thereto in default. If the Holder of a Bearer Security is unable to produce any such unmatured coupon or coupons or matured coupon or coupons in default, such exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Company and the Trustee in an amount equal to the face amount of such missing coupon or coupons, or the surrender of such missing coupon or coupons may be waived by the Company and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent for that series harmless. If thereafter the Holder of such Security shall surrender to any Paying Agent for that series any such missing coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that except as otherwise provided in
Section 4.02, interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such office or agency maintained for that series pursuant to Section 4.02 in exchange for a Registered Security of the same series and like tenor after the close of business at such office or agency on any record date for the payment of interest and any Additional Amounts thereon and before the opening of business at such office or agency on the relevant payment date therefor, such Bearer Security shall be surrendered without the coupon relating to such payment date or proposed date of payment, as the case may be (or if such coupon is so surrendered with such Bearer Security, such coupon shall be returned to the person so surrendering the Bearer Security), and interest will not be payable on such payment date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

      Every Security presented or surrendered for registration of transfer or exchange shall (if so required by the Company or the Registrar or co-Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by the Holder thereof or his attorney duly authorized in writing. To permit transfers and exchanges, the Company shall execute and the Trustee shall authenticate Securities at the Registrar's or co-Registrar's request.

      Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 2.01, any global Security shall be exchangeable only if (i) the Securities Depository is at any time unwilling, unable or ineligible to continue as Securities Depository and a successor Depository is not appointed by the Company within 90 days of the date the Company and the Trustee is so informed in writing, (ii) the Company executes and delivers to the Trustee a Company Order to the effect that such global Security shall be so exchangeable, or (iii) an Event of Default has occurred and is continuing with respect to the Securities. If the beneficial owners of interests in a global Security are entitled to exchange such interests for Securities of such series and of like tenor and principal amount of any authorized form and denomination, as specified as contemplated by Section 2.01, then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, Company shall deliver to the Trustee definitive Securities of that series in aggregate principal amount equal to the principal amount of such global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such global Securities shall be surrendered from time to time by the U.S. Depository or such other Depository as shall be specified in the Company Order with respect thereto, and in accordance with instructions given to the Trustee and the U.S. Depository or such Depository, as the case may be, which instructions shall be in writing but need not be accompanied by an Officers' Certificate of the Company or an Opinion of Counsel, as shall be specified in the Company Order with respect thereto to the Trustee, as the Company's agent for such purpose, to be exchanged, in whole or in part, for definitive Securities of the same series without charge. The Trustee shall authenticate and make available for delivery, in exchange for each portion of such surrendered global Security, a like aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such global Security to be exchanged which shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, as shall be specified by the beneficial owner thereof (unless the Securities of the series are not issuable both as Bearer Securities and as Registered Securities, in which case the definitive Securities exchanged for the global Security shall be issuable only in the form in which the Securities are issuable, as specified as contemplated by Section 2.01); provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending on the relevant Redemption Date; and provided, further, that (unless otherwise specified as contemplated by Section 2.01) no Bearer Security delivered in exchange for a portion of a global Security shall be mailed or otherwise delivered to any location in the United States. Promptly following any such exchange in part, such global Security shall be returned by the Trustee to such depository or the U.S. Depository referred to above in accordance with the instructions of the Company referred to above. If a Registered Security is issued in exchange for any portion of a global Security after the close of business at the office or agency where such exchange occurs on any record date for the payment of interest or any Additional Amounts thereon, and before the opening of business at such office or agency on the relevant payment date therefor, interest and any Additional Amounts in respect of such Registered Security will not be payable on such payment date, but will be payable on such payment date only to the Person to whom interest or any Additional Amounts in respect of such portion of such global Security is payable in accordance with the provisions of this Indenture.

      No service charge shall be made for any registration of transfer or exchange, or redemption of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 2.09, 3.07 or 9.05 not involving any transfer.

      The Company and the Trustee shall not be required (a) to issue, register the transfer of, or exchange any Securities of any series for a period of 15 days next preceding the day of any selection of Securities of such series to be redeemed pursuant to Section 3.03, or (b) to register the transfer of or exchange any Securities of any series selected, called or being called for redemption in whole or in part except, in the case of any Registered Security to be redeemed in part, the portion thereof not so to be redeemed or (c) to exchange any Bearer Security so selected for redemption except, to the extent provided with respect to Securities of a series, that such a Bearer Security may be exchanged for a Registered Security of that series, provided that such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of this Indenture.

      All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities endorsed thereon surrendered upon such registration of transfer or exchange.

      Section 2.07.  Replacement Securities.

      If the Holder of a mutilated or defaced Security or a Security with a mutilated or defaced coupon appertaining to it surrenders such Security to the Trustee or if the Holder of a Security presents evidence to the satisfaction of the Company and the Trustee that the Security has been lost, destroyed or wrongfully taken or that a coupon has been lost, stolen or wrongfully taken and surrenders the Security to which such coupon appertains with all appurtenant coupons not so lost, stolen or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security of the same series and of like tenor, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security. In case any such mutilated, defaced, lost, destroyed or wrongfully taken Security or coupon has or is about to become due and payable, the Company may pay the Security or coupon instead of issuing a new Security or coupon; provided, however, that payment of principal of and any interest on and Additional Amounts with respect to Bearer Securities shall, except as otherwise provided in Section 4.02, be payable only at an office or agency located outside the United States and, unless otherwise specified as contemplated by Section 2.01, any interest on Bearer Securities shall be payable only upon presentation and surrender of the coupons appertaining thereto. If required by the Trustee or the Company, an indemnity bond must be provided which is sufficient in the judgment of the Company and the Trustee to protect the Company and the Trustee or any Agent from any loss which any of them may suffer if a Security is replaced. The Company and the Trustee may charge the Holder for their fees and expenses in replacing a Security and for payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

      Every replacement Security of any series, with its coupons, if any, is an additional obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with any and all other Securities of that series and their coupons, if any, duly issued under this Indenture.

      Section 2.08.  Outstanding Securities.

      Securities Outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it and those described in this Section. A Security does not cease to be Outstanding because the Company or one of its Affiliates holds the Security except as provided in Section 13.06.

      If a Security is replaced pursuant to Section 2.07, it ceases to be Outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

      If the Paying Agent holds on a Redemption Date or maturity date money sufficient to pay Securities payable on that date, then on and after that date such Securities cease to be Outstanding and interest on them ceases to accrue, provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made.

      If the Company is deemed to be discharged from its obligations with respect to the Securities of any series pursuant to Section 8.01 or 8.02, the Securities of such series shall cease to be Outstanding.

      In determining whether the Holders of the requisite principal amount of Outstanding Securities of any or all series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01, as adjusted pursuant to Section 13.12 if applicable.

      Section 2.09.  Temporary Securities.

      Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities. Temporary Securities and, if Bearer Securities, temporary coupons shall be substantially in the form of definitive Securities and, if Bearer Securities, definitive coupons but may have variations in form that the Company considers appropriate for temporary Securities. In the case of Bearer Securities of any series, such temporary Securities may be in global form representing all of the Outstanding Bearer Securities of such series. Except in the case of temporary Securities in global form (which shall be exchanged in accordance with the provisions thereof), without unreasonable delay, the Company shall prepare definitive Securities (accompanied by any unmatured coupons pertaining thereto) of like tenor as the temporary Securities.

      After the preparation of definitive Securities of a series, the temporary Securities of such series shall be exchangeable upon request for definitive Securities of such series containing identical terms and provisions upon surrender of the temporary Securities of such series at an office or agency of the Company maintained for such purpose pursuant to
Section 4.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series (accompanied by any unmatured coupons appertaining thereto), the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations of the same series containing identical terms and provisions; provided, however, that no definitive Bearer Security, except as provided pursuant to
Section 2.01, shall be delivered in exchange for a temporary Registered Security; and provided, further, that a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth therein. Unless otherwise specified as contemplated by Section 2.01 with respect to a temporary global Security, until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

      Section 2.10.  Securities in Global Form.

      If Securities of a series are issuable in global form, any such Security may provide that it shall represent the aggregate amount of Outstanding Securities from time to time endorsed thereon and may also provide that the aggregate amount of Outstanding Securities represented thereby may from time to time be reduced to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, or changes in the rights of Holders, of Outstanding Securities represented thereby shall be made in such manner and by such Person or Persons as shall be specified therein.

      Section 2.11.  Cancellation.

      The Company at any time may deliver Securities or coupons to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange or payment and all coupons surrendered for payment. The Trustee shall cancel all Securities surrendered for transfer, exchange, payment or cancellation and all coupons surrendered for payment and return such canceled Securities to the Company upon Company Order, provided, however, that the Trustee shall dispose of canceled Securities in accordance with its procedures for the disposition of canceled securities in effect as of the date of such disposition unless the Company directs their return to the Company. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation.

      Section 2.12.  Defaulted Interest.

      If the Company defaults in a payment of interest or any Additional Amounts on any series of Registered Securities, the Company shall pay the defaulted interest and any Additional Amounts to Persons who are Holders of Registered Securities of such series in any lawful manner. The Company may also pay the defaulted interest to the persons who are Security holders on a subsequent special record date in the following manner. The Company shall fix the special record date (which shall be between 10 and 30 days before the payment date) for the payment of such defaulted interest and any Additional Amounts on such Securities and the payment date for such defaulted interest. At least 15 days before the special record date, the Company shall mail each Holder of Registered Securities, with a copy to the Trustee, a notice that states the special record date, the payment date and the amount of defaulted interest and any Additional Amounts to be paid, provided the Company has made arrangements satisfactory to the Trustee for payment of the aggregate amount to be paid on such payment date. On such payment date the Trustee shall pay out of funds provided by the Company such defaulted interest and any Additional Amounts. In case a Bearer Security of any series is surrendered at the office or agency of the Company maintained pursuant to Section 4.02 in a Place of Payment for such series in exchange for a Registered Security of such series after the close of business at such office or agency on any special record date and before the opening of business at such office or agency on the related proposed date for payment of defaulted interest and any Additional Amounts, such Bearer Security shall be surrendered without the coupon relating to such proposed date of payment and defaulted interest and any Additional Amounts will not be payable on such proposed date of payment in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon on or after such payment date in accordance with the provisions of this Indenture. The Company may pay defaulted interest and any Additional Amounts in any other lawful manner.

      Section 2.13.  Persons Deemed Owners.

      Prior to due presentment of a Registered Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Registered Security is registered as the absolute owner of such Registered Security for the purpose of receiving payments of principal of and (subject to Sections 2.06 and 4.01) interest on and Additional Amounts with respect to such Registered Security and for all other purposes whatsoever, whether or not such Registered Security shall be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

      The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon as the absolute owner of such Security or coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not such Security or coupon shall be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

      Section 2.14.  CUSIP Numbers.

      The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders, provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.

                               ARTICLE THREE
                                 REDEMPTION

      Section 3.01.  Applicability of Article.

      This Article shall apply to the Securities of each series, if any, that by their terms are subject to redemption at the option of the Company or pursuant to the operation of a sinking fund or otherwise are required to be redeemed pursuant to the terms of the Securities. If the terms of any Security shall conflict with any provision of this Article, the terms of such Security shall govern.

      Section 3.02.  Notice to Trustee.

      The election of the Company to redeem any Securities shall be evidenced by a Board Resolution. If the Company wants to redeem Securities of any series in whole or in part pursuant to the terms of the Securities of that series, the Company shall notify the Trustee of the Redemption Date therefor and the principal amount and other terms and provisions of the Securities to be redeemed. Each such notice shall be accompanied by an Officers' Certificate of the Company stating that any conditions to such redemption as provided in such Security and in this Article have been complied with. If the Company elects to redeem less than all of the Securities of a series with the same terms and provisions, the Company shall notify the Trustee of such Redemption Date and of the principal amount of such Securities to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Securities to be redeemed pursuant to Section 3.03.

      If Securities of any series by their terms are redeemable pursuant to the operation of a sinking fund or pursuant to another mandatory redemption provision of the Securities, the Company shall notify the Trustee by an Officers' Certificate of the amount of the next sinking fund payment or amount required to satisfy such mandatory redemption payment and the portion of such payment which is to be satisfied by delivering and crediting Securities of the same series pursuant to Section 3.06.

      If the Company wants to reduce, pursuant to the terms of such Securities, the principal amount of Securities to be redeemed, it shall notify the Trustee by Officers' Certificate of the amount of the reduction and the basis for it. If the Company wants to credit against any such redemption Securities of the same series it has not previously delivered to the Trustee for cancellation, it shall deliver the Securities with such Officers' Certificate.

      The Company shall give each notice and an Officers' Certificate provided for in this Section at least 45 days before the applicable Redemption Date (unless shorter notice is satisfactory to the Trustee or a shorter or longer notice is required by the applicable Security).

      Section 3.03.  Selection of Securities to Be Redeemed.

      If less than all the Securities of a series with the same terms and provisions are to be redeemed, the Trustee shall select the Securities to be redeemed by a method the Trustee considers fair and appropriate. The Trustee shall make the selection from such Securities Outstanding not previously called for redemption. The Trustee may select for redemption portions of the principal of Registered Securities of such series that have denominations larger than the minimum authorized denominations for Registered Securities of that series. Securities and portions thereof the Trustee selects shall be in amounts equal to the smallest authorized denominations or an integral multiple thereof. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Registered Securities called for redemption.

      The Trustee shall promptly notify the Company and the Registrar (if other than itself) in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

      For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal of such Securities which has been or is to be redeemed.

      Section 3.04.  Notice of Redemption.

      At least 30 days but not more than 60 days before a Redemption Date (unless a shorter or longer period is specified in the Securities to be redeemed), the Company shall give notice of such redemption to the Holders of the Securities to be redeemed as a whole or in part, with a copy to the Trustee, with respect to Registered Securities, by mailing a notice of such redemption by first-class mail to each Holder of Registered Securities to be redeemed and, with respect to Bearer Securities, by publishing in an Authorized Newspaper notice of such redemption on two separate days.

      The notice shall identify the Securities to be redeemed and shall state:

            (1)   the Redemption Date;

            (2) the Redemption Price, including premium, if any, accrued interest and Additional Amounts, if any;

            (3) if less than all Securities of a series Outstanding are to be redeemed, the identification (and, if any Security is to be redeemed in part, the principal amount) of the particular Securities to be redeemed;

            (4)   the name or names and address or addresses of the Paying
Agent;

            (5) that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price, including premium, if any, accrued interest and Additional Amounts, if any;

            (6) that interest on Securities called for redemption ceases to accrue on and after the Redemption Date;

            (7) that the redemption is pursuant to a sinking fund, if such is the case;

            (8) the Place or Places of Payment where such Securities are to be surrendered for payment for the Redemption Price;

            (9)   the CUSIP number, if any, of the Securities; and

            (10) such other matters as the Company shall deem desirable or appropriate.

      At the Company's request delivered to the Trustee at least 15 days prior to the date proposed for the giving of such notice, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense.

      Section 3.05.  Effect of Notice of Redemption.

      Once notice of redemption is given pursuant to Section 3.04, Securities called for redemption shall become due and payable on the Redemption Date therefor and at the applicable Redemption Price. Any failure to mail notice of redemption or any defect therein shall not affect the redemption of any other Securities called for redemption. Upon surrender to the Paying Agent for such Securities of such Securities together with all unmatured coupons, if any, appertaining thereto, such Securities shall be paid at the applicable Redemption Price, plus accrued interest to the Redemption Date and any Additional Amounts payable with respect thereto; provided, however, that any regular payment of interest and any Additional Amounts payable with respect thereto becoming due on the Redemption Date shall be payable, in the case of Bearer Securities, to bearers of the coupons for such interest and Additional Amounts upon surrender thereof and in the case of Registered Securities to the Holders of such Securities in accordance with their terms.

      If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing coupons, or the surrender of each missing coupon or coupons may be waived by the Company and the Trustee if there shall be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent for such Security harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent for such Security any such missing coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest (and any Additional Amounts) represented by coupons shall be payable only upon presentation and surrender of these coupons at an office or agency located outside of the United States except as otherwise provided in Section 4.02.

      Section 3.06.  Deposit of Redemption Price or Securities.

      By 10:00 a.m. New York City time, on or before the Redemption Date, the Company shall deposit with the applicable Paying Agent (or if the Company is its own Paying Agent, shall segregate and hold in trust) money sufficient to pay the Redemption Price of and accrued interest and Additional Amounts, if any, on all Securities to be redeemed on that date.

      If any Security by its terms permits any sinking fund payment obligation to be satisfied by delivering and crediting Securities, the Company shall deliver such Securities to the Trustee for crediting against such payment obligation in accordance with the terms of such Securities and this Indenture.

      Section 3.07.  Securities Redeemed in Part.

      Upon surrender of a Security that is redeemed in part at any office or agency maintained by the Company pursuant to Section 4.02, the Company shall execute and Trustee shall authenticate for the Holder a new Security of the same series equal in principal amount to the unredeemed portion of the Security surrendered.

      If a Security in global form is surrendered upon redemption in part, the Company shall execute, and the Trustee shall authenticate and deliver to the U.S. Depository or other Depository for such Security in global form as shall be specified in the Company Order to the Trustee with respect thereto, without service charge, a new Security in global form in a denomination equal to and in exchange for the unredeemed portion of the principal of the Security in global form so surrendered.


                               ARTICLE FOUR
                                 COVENANTS

      Section 4.01.  Payment of Securities.

      The Company shall pay the principal of and any interest or Additional Amounts, if any, and premium, if any, on the Securities of each series on the dates and in the manner provided in the Securities, any coupons appertaining thereto and this Indenture. At the Company's option, it can pay any interest or Additional Amounts, if any, or premium, if any, on Registered Securities of any series by mailing checks or drafts to the Holders of such Securities at their addresses as shown in the Security Register. Any interest due on and any Additional Amounts payable in respect of Bearer Securities on or before their maturity, in respect of the principal of such a Security shall be payable only upon presentation and surrender of the several coupons for such interest installments as are evidenced thereby as they severally mature.

      The Company shall pay interest on overdue principal of any Security at the rate borne by such Security; it shall pay interest on overdue installments of interest or Additional Amounts, if any, or premium, if any, at the same rate to the extent lawful.

      In case a Bearer Security of any series is surrendered in exchange for a Registered Security of such series after the close of business (at an office or agency in a Place of Payment for such series) on any record date established to determine the Person to whom interest or Additional Amounts are payable on the next following interest payment date therefor and before the opening of business (at such office or agency) on such interest payment date, such Bearer Security shall be surrendered without the coupon relating to such interest payment date and interest will not be payable on such interest payment date in respect of the Registered Security issued in exchange of such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

      Section 4.02.  Maintenance of Office or Agency.

      The Company shall maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series (but not Bearer Securities, except as otherwise provided below, unless such Place of Payment is located outside the United States) may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served.

      If Securities of a series are issuable as Bearer Securities, the Company shall maintain, subject to any laws or regulations applicable thereto, an office or agency in a Place of Payment for such series which is located outside the United States where Securities of such series and the related coupons may be presented and surrendered for payment (including payment of any Additional Amounts payable on Securities of such series); provided, however, that if the Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other city so required located outside the United States, as the case may be, so long as the Securities of such series are listed on such exchange. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment (including payment of any Additional Amounts payable on Bearer Securities of that series) at the place specified for that purpose pursuant to Section 2.01.

      Except as otherwise provided in the form of Bearer Security of any particular series pursuant to the provisions of this Indenture, no payment of principal or interest or Additional Amounts on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, payment of principal of and interest in U.S. dollars (including Additional Amounts payable in respect thereof) on any Bearer Security may be made at the office of the Paying Agent in the Borough of Manhattan, The City of New York, New York, if (but only if) payment of the full amount of such principal, interest or Additional Amounts at all offices outside the United States maintained for that purpose by the Company in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

      The Company may from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

      Section 4.03.  Money for Securities Payments to Be Held in Trust.

      If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it shall, on or before each due date of the principal of, or interest or Additional Amounts on, any of the Securities of that series, segregate and hold in trust for the benefit of the Person entitled thereto a sum sufficient to pay the principal or interest or Additional Amounts so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.

      Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, by 10:00 a.m. New York City time, on or prior to each due date of the principal of, or interest or Additional Amounts on, any Securities of that series, deposit with any Paying Agent a sum sufficient to pay the principal or interest and Additional Amounts so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, interest or Additional Amounts, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of its action or failure so to act.

      The Company shall cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall:

            (1) hold all sums held by it for the payment of the principal of or interest or any Additional Amounts on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

            (2) give the Trustee notice of any Default by the Company in the making of any payment of principal or interest or any Additional Amounts on the Securities of that series; and

            (3) at any time during the continuance of any such Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

      The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same terms as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

      Except as otherwise provided in the form of Securities of any particular series pursuant to the provisions of this Indenture, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or interest or any Additional Amounts on any Security of any series and remaining unclaimed for one year after such principal or interest has or Additional Amounts have become due and payable shall be paid to the Company upon receipt of a Company Order to that effect, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security or any coupon appertaining thereto shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper in each Place of Payment or to be mailed to Holders of Registered Securities, or both, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication or mailing nor shall it be later than one year after such principal or interest or Additional Amount has become due and payable, any unclaimed balance of such money then remaining shall be repaid to the Company.

      Section 4.04.  SEC Reports.

      The Company shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company also shall comply with the other provisions of TIA Section 314(a).

      Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

      Section 4.05.  Statement as to Compliance.

      (a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, commencing April 30, 2001 (no more than one year after closing), a written statement, which need not comply with
Section 13.05 hereof, signed by a principal executive officer, principal financial officer or principal accounting officer, stating, as to the signer thereof, that

            (1) a review of the activities of the Company during such year and of performance under this Indenture has been made under his supervision, and

            (2) to the best of his knowledge, based on such review, (a) the Company has fulfilled its obligations under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to him and the nature and status thereof, and (b) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

      (b) The Company shall deliver to the Trustee, as soon as possible and in any event within ten days after the Company obtains knowledge of the occurrence thereof, written notice of any Default and the action which the Company proposes to take with respect thereto.

      Section 4.06.  Limitations on Liens on Stock of Restricted Subsidiaries.

      The Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any debt for money borrowed (hereafter in this Section referred to as "Debt") secured by a mortgage, security interest, pledge, lien or other encumbrance upon any shares of stock of any Restricted Subsidiary (whether such shares of stock are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance, assumption or guarantee of any such Debt that the Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company ranking equally with the Securities and then existing or thereafter created) shall be secured equally and ratably with such Debt.

      Section 4.07. Limitations on Issue or Disposition of Stock of Restricted Subsidiaries.

      The Company will not, and will not permit any Restricted Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the Capital Stock (other than nonvoting preferred stock) of any Restricted Subsidiary (except to the Company or to one or more Restricted Subsidiaries or for the purpose of qualifying directors); provided, however, that this covenant shall not apply if:

            (1) all or any part of such Capital Stock is sold, assigned, transferred or otherwise disposed of in a transaction for consideration which is at least equal to the fair value of such Capital Stock, as determined by the Board of Directors (acting in good faith); or

            (2) the issuance, sale, assignment, transfer or other disposition is required to comply with the order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Company or of one of its Restricted Subsidiaries.

      Section 4.08.  Additional Amounts.

      If any Securities of a series provide for the payment of Additional Amounts, the Company agrees to pay to the Holder of any such Security or any Coupon appertaining thereto Additional Amounts as provided in or pursuant to this Indenture or such Securities, and to notify the Trustee in writing of any such payment and the record date thereof. Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium or interest on, or in respect of, any Security of any series or any Coupon or the net proceeds received on the sale or exchange of any Security of any series, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms of such series established hereby or pursuant hereto to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

      Except as otherwise provided in or pursuant to this Indenture or the Securities of the applicable series, if the Securities of a series provide for the payment of Additional Amounts, at least 10 days prior to the first interest payment date with respect to such series of Securities (or if the Securities of such series shall not bear interest prior to maturity, the first day on which a payment of principal is made), and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Officers' Certificate, the Company shall furnish to the Trustee and the principal Paying Agent or Paying Agents, if other than the Trustee, an Officers' Certificate instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and premium, if any, or interest on the Securities of such series shall be made to Holders of Securities of such series or the Coupons appertaining thereto who are United States Aliens without withholding for or on account of any tax, assessment or other governmental charge described in the Securities of such series. If any such withholding shall be required, then such Officers' Certificate shall specify by country the amount, if any, required to be withheld on such payments to such Holders of Securities or Coupons, and the Company agrees to pay to the Trustee or such Paying Agent the Additional Amounts required by the terms of such Securities. The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers' Certificate furnished pursuant to this Section.

      Section 4.09.  Waiver of Certain Covenants.

      The Company may omit in any particular instance, to comply with any covenant or condition set forth in Sections 4.06 or 4.07, if before or after the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities, and the Holders of at least a majority in principal amount of the Outstanding Securities of each series to be affected, shall either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

      Section 4.10.  Information Regarding Original Issue Discount.

      The Company shall provide to the Trustee on a timely basis such information as the Trustee requires to enable the Trustee to prepare and file any form required to be submitted by the Company with the Internal Revenue Service and the Holders of Discount Securities relating to original issue discount, including, without limitation, Form 1099-OID or any successor form.

                               ARTICLE FIVE
                   SUCCESSOR CORPORATION AND ASSUMPTION

      Section 5.01.  When Company May Merge, etc.

      The Company shall not consolidate with or merge into, or sell, lease (for a term extending beyond the last stated maturity of the Securities then Outstanding) or convey all or substantially all of its assets to, another Person unless the successor or transferee Person expressly assumes by supplemental indenture, in form satisfactory to the Trustee, all the obligations of the Company with respect to the Securities and this Indenture, and the Company or successor Corporation, as the case may be,
(i) shall be a Corporation organized under the laws of one of the states in the United States and (ii) shall not, immediately after such consolidation or merger or sale, lease or conveyance, be in default in the performance of any covenant or condition with respect to the Securities or the Indenture. The Company shall deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with this Indenture. Thereafter all such obligations of the predecessor corporation shall terminate.

      Section 5.02.  Successor Corporation Substituted.

      Upon any consolidation or merger, or any sale, lease or conveyance of all or substantially all of the assets of the Company in accordance with
Section 5.01, the successor Corporation formed by such consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Corporation had been named as the Company herein.

      Section 5.03.  Limitation.

      Nothing in this Indenture shall be deemed to prevent or restrict: (a) any consolidation or merger after the consummation of which the Company would be the surviving or resulting entity or any conveyance or other transfer or lease of any part of the properties of the Company which does not constitute the entirety, or substantially the entirety, thereof; or (b) the approval by the Company of, or the consent by the Company to, any consolidation or merger to which any Restricted Subsidiary (or any other subsidiary or affiliate of the Company) may be a party or any conveyance, transfer or lease by any Subsidiary (or any such other subsidiary or affiliate) of any of its assets.

                                ARTICLE SIX
                           DEFAULTS AND REMEDIES

      Section 6.01.  Events of Default.

      An "Event of Default" occurs with respect to the Securities of any series upon:

      (a) default in the payment of any installment of interest upon or any Additional Amounts payable in respect of any of the Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

      (b) default in the payment of all or any part of the principal on any of the Securities of such series as and when the same shall become due and payable either at maturity, upon redemption, by declaration or otherwise (except the failure to make payment when due and payable if such failure results solely from nonpayment by reason of mistake, oversight or transfer difficulties and does not continue beyond 3 Business Days after the day on which such payment is due and payable); or

      (c) default in the payment of any sinking fund installment as and when the same shall become due and payable by the terms of the Securities of such series (except the failure to make payment when due and payable if such failure results solely from nonpayment by reason of mistake, oversight or transfer difficulties and does not continue beyond 3 Business Days after the day on which such payment is due and payable); or

      (d) default in the performance, or breach, of any covenant or warranty of the Company in respect of the Securities of such series (other than a covenant or warranty in respect of the Securities of such series a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities (determined pursuant to Section 2.08) of all series affected thereby, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

      (e) a court having jurisdiction in the premises entering a decree or order for relief in respect of the Company in an involuntary case under the Bankruptcy Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

      (f) the Company commencing a voluntary case under any applicable Bankruptcy Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or making any general assignment for the benefit of creditors; or

      (g) any other Event of Default provided in the supplemental indenture or Board Resolutions under which such series of Securities is issued or in the form of Security for such series.

      If an Event of Default described in clause (a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Securities then Outstanding) occurs and is continuing, then, and in each and every such case, unless the principal of all of the Securities of such series shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding hereunder (each such series voting as a separate class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Securities of such series are Discount Securities, such portion of the principal amount as may be specified in the terms of such series) of all Securities of such series and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in Clause (d) (if the Event of Default under clause (d) is with respect to all series of Securities then Outstanding), (e) or (f) occurs and is continuing, then and in each and every such case, unless the principal of all the Securities shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all the Securities then Outstanding hereunder (treated as one class), by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if any Securities are Discount Securities, such portion of the principal as may be specified in the terms thereof) of all the Securities then Outstanding and interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable.

      The foregoing provisions, however are subject to the condition that if, at any time after the principal (or, if the Securities are Discount Securities, such portion of the principal as may be specified in the terms thereof) of the Securities of any series (or of all the Securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon and any Additional Amounts payable in respect of all the Securities of such series (or of all the Securities, as the case may be) and the principal of any and all Securities of such series (or of all the Securities, as the case may be) which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest or any Additional Amounts, at the same rate as the rate of interest or Yield to Maturity (in the case of Discount Securities) specified in the Securities of such series (or at the respective rates of interest or Yields to Maturity of all the securities, as the case may be, to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Securities which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein -- then the Holders of a majority in aggregate principal amount of all the Securities of such series, each series voting as a separate class (or of all the Securities, as the case may be, voting as a single class) then Outstanding, by written notice to the Company and to the Trustee, may waive all defaults with respect to such series (or with respect to all the Securities, as the case may be) and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

      For all purposes under this Indenture, if a portion of the principal of any Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Discount Securities.

      Section 6.02.  Collection of Indebtedness by Trustee; Trustee May
Prove Debt.

      The Company covenants that (a) in the case default shall be made in the payment of any installment of interest on or any Additional Amounts payable in respect of any of the Securities of any series when such interest or Additional Amounts shall have continued for a period of 30 days or (b) in case principal shall have become due and payable, and such default shall be made in the payment of all or any part of the principal of any of the Securities of any series when the same shall have become due and payable, whether upon maturity of the Securities of such series, or upon any redemption or by declaration or otherwise -- then, upon demand of the Trustee, the Company will pay to the Trustee for the benefit of the Holders of the Securities of such series the whole amount that then shall have become due and payable on all Securities of such series, and such coupons, for principal, interest or Additional Amounts, if any, as the case may be (with interest to the date of such payment upon the overdue installments of interest or any Additional Amounts at the same rate as the rate of interest or Yield to Maturity (in the case of Discount Securities) specified in the Securities of such series); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and predecessor Trustee except as a result of its negligence or bad faith.

      In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceeding at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon such Securities and collect in the manner provided by law out of the property of the Company or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

      In case there shall be pending proceedings relative to the Company or any other obligor upon the Securities under Bankruptcy Law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or its property or such other obligor, or in case of any other comparable judicial proceedings relative to the Company or other obligor upon the Securities or any series, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of any Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

      (a) to file and prove a claim or claims for the whole amount of principal, interest (or, if the Securities of any series are Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and any Additional Amounts owing and unpaid in respect of the Securities of any series, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Securityholders allowed in any judicial proceedings relative to the Company or other obligor upon the Securities of any series, or to the creditors or property of the Company or such other obligor,

      (b) unless prohibited by applicable law and regulations, to vote on behalf of the Holders of the Securities of any series in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings, and

      (c) to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Securityholders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Securityholders to make payments to the Trustee, and in the event that the Trustee shall consent to the making of payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the trustee and each predecessor Trustee except as a result of negligence or bad faith and all other amounts due to the Trustee or any predecessor Trustee under this Indenture.

      Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of any series or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

      All rights of action and of asserting claims under this Indenture, or under any of the Securities of any series or coupons appertaining to such Securities, may be enforced by the Trustee without the possession of any of the Securities of such series or coupons appertaining to such Securities or the production thereof at any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery or judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Securities or of coupons appertaining to such Securities in respect of which action was taken.

      In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Securities or coupons appertaining to such Securities in respect to which such action was taken, and it shall not be necessary to make any Holders of such Securities or coupons appertaining to such Securities parties to any such proceedings.

      Section 6.03.  Application of Proceeds.

      Any moneys collected by the Trustee pursuant to this Article with respect to the Securities of any series shall be applied in the following order at the date or dates fixed by the Trustee and, in case of the distribution of such moneys on account of principal, interest or any Additional Amounts, upon presentation of the several Securities and coupons appertaining to such Securities in respect of which monies have been collected and stamping (or otherwise noting) thereof the payment, or issuing Securities of such series in reduced principal amounts in exchange for the presented Securities of like series if only partially paid, or upon surrender thereof if fully paid.

      FIRST: to the Trustee and any predecessor Trustee for amounts due under Section 7.07.

      SECOND: to the Holders of Securities of such series or coupons appertaining thereto for amounts due and unpaid on the Securities and coupons for principal, interest and Additional Amounts, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities and coupons for principal, interest and Additional Amounts, respectively; and

      THIRD:  to the Person or Persons lawfully entitled thereto.

      Section 6.04.  Suits for Enforcement.

      In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

      Section 6.05.  Restoration of Rights on Abandonments of Proceedings.

      In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discounted or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Company and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Securityholders shall continue as though no such proceedings had been taken.

      Section 6.06.  Limitations on Suits by Securityholders.

      No Holder of any Security of any series or of any coupon appertaining thereto shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Indenture, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of a Continuing Event of Default, as hereinbefore provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding shall have made written request upon the Trustee to institute such action or proceedings in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and the Holders of a majority in principal amount of the outstanding Securities [of such series] shall have not given the Trustee a direction inconsistent with such request, it being understood and intended, and being expressly covenanted by the taker and Holder of every Security or coupon with every other taker and Holder and the Trustee, that no one or more Holders of Securities of any series or coupons appertaining to such Securities shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holder of Securities or coupons appertaining to such Securities, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities of the applicable series and coupons appertaining to such Securities. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

      Section 6.07. Unconditional Right of Securityholder to Institute Certain Suits.

      Notwithstanding any other provision in this Indenture and any provision of any Security, the right of any Holder of any Security or coupon to receive payment of the principal of, interest on and any Additional Amounts in respect of such Security or coupon on or after the respective due dates expressed in such Security or coupon, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

      Section 6.08. Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.

      Except as provided in Section 6.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities or coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

      No delay or omission of the Trustee or of any Holder of Securities or coupons to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 6.06, every power and remedy given by this Indenture or by law to the Trustee or to the Holders of Securities or coupons may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders of Securities or coupons.

      Section 6.09.  Control by Holders of Securities.

      The Holders of a majority in aggregate principal amount of the Securities of each series affected (with each series voting as a separate class) at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities of such series by this Indenture; provided that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture and provided further that (subject to the provisions of Section 6.01) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a trust committee of two or more directors or responsible officers of the Trustee, which may include Trust Officers, shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities of all series so affected not joining in the giving of said direction, it being understood that the Trustee shall have no duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders.

      Nothing in this Indenture shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Securityholders.

      Section 6.10.  Waiver of Past Defaults.

      Prior to the declaration of the acceleration of the maturity of the Securities of any series as provided in Section 6.01, the Holders of a majority in aggregate principal amount of the Securities of such series at the time Outstanding may on behalf of the Holders of all the securities of such series waive any past default or Event of Default described in clause
(c) of Section 6.01 (or, in the case of an event specified in clause (d) of Section 6.01 which relates to less than all series of Securities then Outstanding, the Holders of a majority in aggregate principal amount of the Securities then Outstanding affected thereby (each series voting as a separate class) may waive any such default or Event of Default, or, in the case of an event specified in clause (d) (if the Event of Default under clause (d) relates to all series of Securities then Outstanding),(e) or
(f)of Section 6.01 the Holders of Securities of a majority in principal amount of all the Securities then Outstanding (voting as one class) may waive any such default or Event of Default), and its consequences except a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, the Company, the Trustee and the Holders of the Securities of such series shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

      Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

      Section 6.11. Trustee to Give Notice of Default, But May Withhold in Certain Circumstances.

      The Trustee shall, within ninety days after the occurrence of a default with respect to the Securities of any series, give notice of all defaults with respect to that series known to the Trustee (i) if any Bearer Securities of that series are then Outstanding, to the Holders thereof, by publication at least once in an Authorized Newspaper in the Place of Payment, (ii) if any Bearer Securities of that series are then Outstanding, to all Holders thereof who have filed their names and addresses with the Trustee, by mailing such notice to such Holders at such addresses and (iii) to all Holders of then Outstanding Registered Securities of that series, by mailing such notice to such Holders at their addresses as they shall appear in the registry books, unless in each case such defaults shall have been cured before the mailing or publication of such notice (the term "defaults") for the purpose of this Section being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the principal of or interest or Additional Amounts, if any, on any of the Securities of such series or in the payment of any sinking or purchase fund installment, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee comprised of two or more directors or trustees and/or responsible officers of the Trustee, which may include Trust Officers, in good faith determines that the withholding of such notice is in the interests of the Securityholders of such series.

      Section 6.12.  Right of Court to Require Filing of Undertaking to
Pay Costs.

      All parties to this Indenture agree, and each Holder of any Security or coupon by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit (other than the Trustee) of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder or group of Securityholders of any series holding in the aggregate more than 10% in aggregate principal amount of the Outstanding Securities of such series, or, in the case of any suit relating to or arising under clause (d) of Section 6.01 (if the suit relates to Securities of more than one but less than all series), 10% in aggregate principal amount of Securities Outstanding affected thereby, or in the case of any suit relating to or arising under clause (d) (if the suit under clause (d) relates to all the Securities then Outstanding), (e) or (f) of Section 6.01, 10% in aggregate principal amount of all Securities Outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of or interest on any Security on or after the due date expressed in such Security or any date fixed for redemption.

      The Holders of a majority in principal amount of the Outstanding Securities of such series by notice to the Company and the Trustee may rescind an acceleration and its consequences if (i) all existing Events of Default with respect to the Securities of such series, other than the non-payment of the principal of the Securities which have become due solely by such declaration of acceleration, have been cured or waived, (ii) the Company has paid or deposited with the Trustee a sum sufficient to pay the whole amount then due and payable on such Securities and any coupons appertaining thereto for principal and interest and Additional Amounts, if any, with interest upon the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon overdue installments of interest or any Additional Amounts, at the rate or rates borne by or provided for in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and
(iii) the rescission would not conflict with any judgment or decree. No such rescission shall have any effect on any subsequent default or impair any right consequent thereon.

      Section 6.13  WAIVER OF STAY OR EXTENSION LAWS.

      The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

                               ARTICLE SEVEN
                                  TRUSTEE

      Section 7.01.  Duties of Trustee.

      (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers hereunder and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

      (b)   Except during the continuance of an Event of Default:

            (1) The Trustee shall perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants of obligations shall be read into this Indenture against the Trustee.

            (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee, however, shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

      (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

            (1) This paragraph does not limit the effect of paragraph (b) of this Section.

            (2) The Trustee shall not be liable for any error of judgment made in good faith by a responsible officer or officers of the Trustee, which may include Trust Officers, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

            (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.09.

            (4) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability other than for its own negligence, willful misconduct or bad faith, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

      (d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

      (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

      (f) Money held by the Trustee in trust hereunder need not be segregated except to the extent required by law. The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree with the Company.

      (g) The Trustee shall not be liable with respect to any action taken or omitted to be taken or with respect to exercising any trust or power conferred upon the Trustee, under this Indenture, by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series given pursuant to
Section 6.09 of this Indenture, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee; and

      Every provision in this Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section and to the provisions of the Trust Indenture Act.

      Section 7.02.  Rights of Trustee.

      Except as provided in Section 7.01:

      (a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper Person or Persons. The Trustee need not investigate any fact or matter stated in the document.

      (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate of the Company or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith and in reliance on such Officers' Certificate or Certificates or Opinion of Counsel.

      (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

      (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

      (e) Any demand, request, direction or notice from the Company mentioned herein shall, unless otherwise specifically provided, be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution.

      (f) The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel, shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

      (g) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, to the extent necessary and consistent with each inquiry or investigation, the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

      (h) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

      (i) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder; and

      (j) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles or officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

      Section 7.03.  Individual Rights of Trustee.

      The Trustee in its individual or any other capacity may become the owner or pledgee of Securities or coupons and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee, however, must comply with Sections 7.10 and 7.11.

      Section 7.04.  Trustee's Disclaimer.

      The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities; it shall not be accountable for the Company's use of the Securities or the proceeds from the Securities; and it shall not be responsible for any statement in the Securities other than its certificate of authentication.

      Section 7.05.  Notice of Defaults.

      If a Default occurs and is continuing with respect to Securities and if it is actually known to the Trustee, the Trustee shall give to each Holder of Securities of any series to which such Default relates, in the manner and to the extent provided in TIA Section 313(c), and otherwise as provided in Section 13.02 of this Indenture, notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal of or interest or Additional Amounts, if any, on a Security of any series, or in the payment of any sinking or purchase fund installment, the Trustee may withhold the notice if and so long as the board of directors of the Trustee, the executive committee or a trust committee of directors and/or of responsible officers, which may include Trust Officers, of the Trustee in good faith determines that withholding the notice is in the interests of Holders of Securities of such series or the coupon appertaining thereto.

      Section 7.06.  Reports by Trustee to Holders.

      Within 60 days after each May 15 beginning with the May 15 following the date of this Indenture, the Trustee shall mail to each Securityholder a brief report dated as of such May 15 that complies with TIA Section 313(a). The Trustee also shall comply with TIA Section 313(b)(2). Reports to Holders pursuant to this Section 7.06 shall be transmitted in the manner and to the extent provided in TIA Section 313(c).

      A copy of each report at the time of its mailing to Securityholders shall be filed with the SEC and each stock exchange on which any Securities are listed.

      The Company agrees to notify the Trustee whenever the Securities of any series become listed on any stock exchange or any delisting thereof.

      Section 7.07.  Compensation and Indemnity.

      The Company shall pay to the Trustee from time to time such compensation as the Company and the Trustee shall from time to time agree in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a Trustee of an express trust). The Company shall reimburse the Trustee and any predecessor Trustee upon request for all reasonable out-of-pocket expenses and advances incurred or made by it. Such expenses shall include the reasonable compensation and expenses of the Trustee's agents and counsel. The Company shall indemnify each of the Trustee and any predecessor Trustee and their agents against any loss damage claim, expense or liability (including legal fees and expenses) incurred by it in connection with the acceptance and administration of the trust and the performance of its duties hereunder, including the costs and expenses and disbursements of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Trustee shall notify the Company promptly of any claim asserted against it for which it may seek indemnity; provided, however, that the failure to give the Company any notice of any claim shall not in any way affect the rights of the Trustee hereunder to indemnification for such claim. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee or any predecessor Trustee to the extent due to its own negligence, willful misconduct or bad faith.

      To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal of or interest or Additional Amounts, if any, on the Securities.

      When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01 (e) and (f) occurs, the expenses and the compensation for services are intended to constitute expenses of administration under any Bankruptcy Law. The term "Bankruptcy Law" means Title 11, U.S. Code.

      The provisions of this Section 7.07 shall survive termination of this Indenture or the resignation and removal of the Trustee.

      For purposes of this Section, the term "Trustee" shall include any predecessor Trustee, provided that any Trustee hereunder shall not be liable for the willful misconduct, negligence or bad faith of any other Trustee hereunder.

      Section 7.08.  Replacement of Trustee.

      The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Outstanding Securities may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee with respect to the Securities. The Company may by or pursuant to a Board Resolution remove the Trustee with respect to all Securities if:

            (1) the Trustee fails to comply with Section 7.10;

            (2) the Trustee is adjudged bankrupt or insolvent;

            (3) a receiver or other public officer takes charge of the Trustee or its property; or

            (4)   the Trustee becomes incapable of acting.

      If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

      A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. As soon as possible after that, the retiring Trustee shall, upon payment of its charges, transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall give notice of its succession to each Holder of Securities.

      If a successor Trustee does not take office within 45 days after the retiring Trustee resigns or is removed, the retiring Trustee, at the Company's expense, the Company or the Holders of a majority in principal amount of the Outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

      If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

      Section 7.09.  Successor Trustee by Merger, etc.

      If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee, provided such corporation shall be otherwise qualified and eligible under this article.

      Section 7.10.  Eligibility; Disqualification.

      The Trustee shall at all times satisfy the requirements of TIA
Section 310(a)(1). The Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. If any series of Securities is admitted to trading on the New York Stock Exchange, Inc., or any successor thereto, the Trustee shall maintain an office or agency in The Borough of Manhattan, The City of New York, New York as long as such series of Securities shall be so admitted. The Trustee shall comply with TIA Section 310(b).

      Section 7.11.  Preferential Collection of Claims against Company.

      The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated. For the purposes of Section 311(b) of the Trust Indenture
Act: (a) the term "cash transaction" shall have the meaning provided in Rule 11(b)-4 under the Trust Indenture Act, and (b) the term"self-liquidating paper" shall have the meaning provided in Rule 11(b)-6 under the Trust Indenture Act.

                               ARTICLE EIGHT
                          DISCHARGE OF INDENTURE

      Section 8.01.  Termination of the Company's Obligations.
                     ----------------------------------------

      The Company may terminate all of its obligations under the Securities of any series and this Indenture with respect to such series if all Securities of such series previously authenticated and delivered (other than destroyed, lost or stolen Securities of such series which have been replaced or paid) and all coupons appertaining thereto (other than (i) coupons appertaining to Bearer Securities surrendered for exchange for Registered Securities and maturing after such exchange, whose surrender is not required or has been waived as provided in Section 2.06, (ii) Securities and coupons which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07, and (iii) Securities and coupons for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 4.03 or 8.04) have been delivered to the Trustee for cancellation or if:

            (1) the Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption;

            (2) the Company irrevocably deposits in trust with the Trustee money or Government Obligations sufficient to pay principal of and any interest and Additional Amounts on the Securities of such series to maturity or redemption, as the case may be (other than moneys paid to the Company or discharged from trust in accordance with Section 4.03 or 8.04); and

            (3) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

      The Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 7.07, 7.08, and 8.03 with respect to the Securities of such series, however, shall survive so long as any principal of, interest, if any, or any Additional Amounts on the Securities of such series, and coupons appertaining thereto, remains unpaid. Thereafter the Company's obligations in Section 7.07 shall survive.

      After a deposit of such moneys, and delivery of the Officers' Certificate and Opinion of Counsel required by clause (3) above, the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under the Securities of such series and this Indenture with respect to the Securities of such series except for those surviving obligations specified above.

      Section 8.02. Termination of the Company's Obligations under Certain Circumstances.

      Unless otherwise provided in a Board Resolution of the Company delivered to the Trustee pursuant to Section 2.01 or an indenture supplemental hereto with respect to the Securities of any series, the Company, at its option, either (a) shall be deemed to have been Discharged (as defined below) from its obligations with respect to the Securities of any series, and coupons appertaining thereto, on the ninety-first day after the applicable conditions set forth below have been satisfied or (b) shall cease to be under any obligation to comply with any term, provision or condition set forth in Sections 4.04, 4.05, 4.06 and 4.07 and Sections 6.01 and 6.02 as they relate to Section 6.01(d), with respect to the Securities of any series and any coupons appertaining thereto and any other covenants provided in the Board Resolution of the Company (except Section 7.07) delivered to the Trustee pursuant to Section 2.01 or an indenture supplemental hereto with respect to the Securities of such series and any coupons appertaining thereto at any time after the applicable conditions set forth below have been satisfied:

            (1) the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series and any coupons appertaining thereto (A) money in an amount, or (B) Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day (or, if such day is a Legal Holiday, the first day preceding such day which is not a Legal Holiday) before the due date of any payment, money in an amount, or (C) a combination of (A) and (B), sufficient, in the opinion of a recognized firm of Independent Public Accountants selected by the Company expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including mandatory sinking fund payments) of, and interest, if any, and Additional Amounts, if any, on the Outstanding Securities of such series on the dates such installments of principal, interest, if any, and Additional Amounts, if any, are due (taking into account any redemption pursuant to optional sinking fund payments notice of which redemption is provided to the Trustee at the time of the deposit referred to in this paragraph (1));

            (2) if the Securities of such series are then listed on the New York Stock Exchange, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph would not cause such Securities to be delisted;

            (3) no Event of Default, or event which with the giving of notice or lapse of time, or both, would become an Event of Default, with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit and the Company shall have furnished to the Trustee an Officers' Certificate to such effect; and

            (4) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the exercise of the option under this Section 8.02 and will be subject to United States Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, and, in the case of Securities being Discharged, such opinion shall be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service.

      "Discharged" means, for purposes of this Section 8.02, that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Securities of any series and to have satisfied all the obligations under this Indenture relating to the Securities of such series (and the Trustee, at the expense of the Company, shall execute such instruments as may be requested by the Company acknowledging the same), except (A) the rights of Holders of Securities of such series or the coupons, if any, appertaining thereto, as the case may be, to receive, solely from the trust fund described above, payment of the principal of and interest, if any, and Additional Amounts, if any, on such Securities when such payments are due; (B) the Company's obligations with respect to such Securities under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 7.07, 7.08 and 8.03; and (C) the rights, powers, duties and immunities of the Trustee hereunder. Notwithstanding the satisfaction and discharge of this Indenture with respect to any series of Securities, the obligations of the Company to the Trustee and any predecessor Trustee under Section 7.07 shall survive.

      Section 8.03.  Application of Trust Money.

      All moneys and Government Obligations deposited with the Trustee pursuant to Sections 8.01 and 8.02 and, with respect to Government Obligations, the principal and interest in respect thereof, with respect to Securities of any series shall be held irrevocably in trust and applied by it to the payment in accordance with the provisions of the Securities of such series and this Indenture, either directly or through any Paying Agent for the Securities of that series (including the Company if acting as its own Paying Agent), to the Holders of the Securities of such series or the coupons, if any, appertaining thereto, as the case may be, for the payment or redemption of which such money has been deposited with the Trustee, of all sums due and to become due thereon for principal, interest, if any, and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

      Section 8.04.  Repayment to Company.

      The Trustee and the Paying Agent shall promptly pay to the Company upon delivery of a Company Order any excess money or securities held by them at any time under this Article Eight. Any money deposited with the Trustee or any Paying Agent, or then held by the Company, under this Article Eight in trust for the payment of the principal of, interest or Additional Amounts, if any, on any Security and remaining unclaimed for two years after such principal, interest or Additional Amounts have become due and payable shall be paid to the Company on request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

      Section 8.05.  Indemnity for Government Obligations.

      The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited
Government Obligations or the principal and interest received on such Government Obligations.



                               ARTICLE NINE
                    AMENDMENTS, SUPPLEMENTS AND WAIVERS

      Section 9.01.  Without Consent of Holders.
                     --------------------------

      The Company, when authorized by a Board Resolution, and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

      (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities of one or more series any property or assets;

      (b) to evidence the succession of another corporation to the Company, or successive successions, and the assumption by the successor corporation of the covenants, agreements and obligations of the Company pursuant to Article Five;

      (c) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as its Board of Directors and the Trustee shall consider to be for the protection of the Holders of Securities or coupons appertaining thereto, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Securities of such series to waive such an Event of Default.

      (d) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Board of Directors may deem necessary or desirable, provided that no such action shall adversely affect the interests of the Holders of the Securities or coupons appertaining thereto;

      (e) to establish the form or terms of Securities of any series or of the coupons appertaining to such Securities as permitted by Section 2.01;

      (f) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series;

      (g) to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of any premium or interest on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Securities in uncertificated form, provided that any such actions shall not adversely affect the interest of the Holders of the Securities of any series or any related coupons in any material respect; or

      (h) to add to, change or eliminate any of the provisions of this Indenture (which addition, change or elimination may apply to one or more series of Securities), provided that any such addition, change or elimination shall neither (A) apply to any Security or any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the Holder of any such Security with respect to such provision.

      The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

      Any supplemental indenture authorized by the provisions of this Section may be executed without the consent of the Holders of any of the Securities at the time Outstanding, notwithstanding any of the provisions of Section 9.02.

      Section 9.02.  With Consent of Holders.

      With the consent of the Holders of not less than a majority of the principal amount of the Securities at the time Outstanding in each series affected by such supplemental indenture (voting as one class), the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders of the Securities of each such series or of the coupons appertaining to such Securities; provided, that no such supplemental indenture shall, without the consent of each Securityholder affected:
            (1) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver or reduce the requirements of Section
11.09 establishing a quorum or voting or amend this Section 9.02;

            (2) reduce the rate or rates of or extend the time for payment of interest or Additional Amounts, if any, on any Security;

            (3) reduce the principal of or extend the fixed maturity of any Security;

            (4) modify or effect in any manner adverse to the Holders of Securities the terms and conditions of the obligations of the Company hereunder;

            (5) waive a default in the payment of the principal of or interest or Additional Amounts, if any, on any Security;

            (6) impair the right to institute suit for the enforcement of any payment on or with respect to any series of Securities;

            (7)   change a Place of Payment; or

            (8) make any Security payable in currency other than that stated in the Security.

      A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of Holders of Securities of such series, or of coupons appertaining to such Securities, with respect to such covenant or provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series or of the coupons appertaining to Securities of such other series.

      It shall not be necessary for the consent of the Securityholders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

      Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall give a notice thereof (i) to the Holders of then Outstanding Registered Securities of each series affected thereby, by mailing a notice thereof by first-class mail to such Holders at their addresses as they shall appear on the Security Register, (ii) if any Bearer Securities of a series affected thereby are then Outstanding, to the Holders thereof who have filed their names and addresses with the Trustee, by mailing a notice thereof by first-class mail to such Holders at such addresses as were so furnished to the Trustee and (iii) if any Bearer Securities of a series affected thereby are then Outstanding, to all Holders thereof, by publication of a notice thereof at least once in an Authorized Newspaper in the Place of Payment, and in each case such notice shall set forth in general terms the substance of such supplemental indenture. Any failure the Trustee to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

      Section 9.03.  Compliance with Trust Indenture Act.

      Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect.

      Section 9.04.  Revocation and Effect of Consents.

      A consent to an amendment, supplement or waiver to any other action hereunder by a Holder of a Security of any series shall bind the Holder and every subsequent Holder of a Security or portion of a Security of that series that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. Any such Holder or subsequent Holder, however, may revoke the consent as to his Security or portion of a Security. Such revocation shall be effective only if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver or other action becomes effective.

      After an amendment, supplement or waiver with respect to a series of Securities becomes effective, it shall bind every Holder of Securities of that series.

       The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to take any action under this Indenture by vote or consent. If such record date is fixed, the Company shall notify the Trustee of such date. Such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders of the affected Securities furnished to the Trustee pursuant to Section 2.05 prior to such solicitation. If a record date is fixed, those persons who were Securityholders at such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Securityholders after such record date.

      Section 9.05.  Notation on or Exchange of Securities.

      If an amendment, supplement or waiver changes the terms of a Security, the Trustee may request the Holder of the Security to deliver it to the Trustee. The Trustee may then place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

      Section 9.06.  Trustee to Sign Amendments, etc.

      The Trustee shall sign any amendment or supplement authorized pursuant to this Article if the amendment or supplement does not adversely affect the rights, duties, liabilities (present or potential), or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment or supplement, the Trustee shall be entitled to receive and (subject to Sections 7.01 and 7.02) shall be fully protected in relying upon an Opinion of Counsel stating that such amendment or supplement is authorized or permitted by this Indenture.

                                ARTICLE TEN
                    REPAYMENT AT THE OPTION OF HOLDERS

      Section 10.01.  Applicability of Article.

      Securities of any series which are repayable at the option of the Holders thereof before their maturity shall be repaid in accordance with the terms of the Securities of such series. The repayment of any principal amount of Securities pursuant to such option of the Holder to require repayment of Securities before their maturity shall not operate as a payment, redemption or satisfaction of the indebtedness represented by such Securities unless and until the Company, at its option, shall deliver or surrender the same to the Trustee with a directive that such Securities be canceled. Notwithstanding anything to the contrary contained in this Article Ten, in connection with any repayment of Securities, the Company may arrange for the purchase of any Securities by an agreement with one or more investment bankers or other purchasers to purchase such Securities by paying to the Holders of such Securities on or before the close of business on the repayment date an amount not less than the repayment price payable by the Company on repayment of such Securities, and the obligation of the Company to pay the repayment price of such Securities shall be satisfied and discharged to the extent such payment is so paid by such purchasers.


                               ARTICLE ELEVEN
                       CONCERNING THE SECURITYHOLDERS

      Section 11.01.  Evidence of Action Taken by Securityholders.

      Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by a specified percentage in principal amount of the Securityholders of any or all series may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Securityholders in person or by agent duly appointed in writing. If Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Sections 11.06 through 11.11, or a combination of such instruments such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments and so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, be sufficient for any purpose of this Indenture and (subject to Section 7.02) conclusive in favor of the Trustee and the Company, if made in the manner provided in Section
11.02. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 11.11.

      Section 11.02. Proof of Execution of Instruments and of Holding of Securities.

      The execution of any instrument by a Securityholder or his agent or proxy may be proved in the following manner:

      (a) The fact and date of the execution by any Holder of any instrument may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the person executing such instruments acknowledged to him the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or other such officer. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute sufficient proof of the authority of the person executing the same. The fact of the holding by any Holder of a Bearer Security of any series, and the identifying number of such Security and the date of his holding the same, may be proved by the production of such Security or by a certificate executed by any trust company, bank, banker or recognized securities dealer wherever situated satisfactory to the Trustee, if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be dated and shall state that on the date thereof a Security of such series bearing a specified identifying number was deposited with or exhibited to such trust company, bank, banker or recognized securities dealer by the person named in such certificate. Any such certificate may be issued in respect of one or more Bearer Securities of one or more series specified therein. The holding by the person named in any such certificate of any Bearer Security or Securities of any series specified therein shall be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (1) another certificate bearing a later date issued in respect of the same Security or Securities shall be produced, or (2) the Security or Securities of such series specified in such certificate shall be produced by some other person, or (3) the Security or Securities of such series specified in such certificate shall have ceased to be Outstanding. Subject to Section 7.02, the fact and date of the execution of any such instrument and the amount and numbers of Securities of any series held by the person so executing such instrument and the amount and numbers of any Security or Securities for such series may also be proven in accordance with such reasonable rules and regulations as may be prescribed by the Trustee for such series or in any other manner which the Trustee for such series may deem sufficient.

      (b) In the case of Registered Securities, the ownership of such Securities shall be proved by the Security Register or by a certificate of the Security Registrar.

      (c) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

      (d) If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to an Officers' Certificate delivered to the Trustee, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite percentage of Outstanding Securities or Outstanding Securities of a series, as the case may be, have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities or Outstanding Securities of the series, as the case may be, shall be computed as of such record date.

      Section 11.03.  Holders to be Treated as Owners.

      The Company, the Trustee and any agent of the Company or the Trustee may deem and treat the person in whose name any Security shall be registered upon the Security Register for such series as the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and, subject to the provisions of this Indenture, interest on and any Additional Amounts payable in respect of such Security and for all other purposes; and neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary. The Company, the Trustee and any agent of the Company or the Trustee may treat the Holder of any Bearer Security and the Holder of any coupon as the absolute owner of such Bearer Security or coupon (whether or not such Bearer Security or coupon shall be overdue) for the purpose of receiving payment thereof or on account thereof and for all other purposes and neither the Company, the Trustee, nor any agent of the Company or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Security or coupon.

      None of the Company, the Trustee or any paying agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Section 11.04.  Securities Owned by Company Deemed Not Outstanding.

      In determining whether the Holders of the requisite aggregate principal amount of Outstanding Securities of any or all series have concurred in any direction, consent or waiver under this Indenture, Securities which are owned by the Company or any other obligor on the Securities with respect to which such determination is being made or by any Affiliate of the Company or any such obligor shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver only Securities which the Trustee actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or any other obligor on the Securities. In case of a dispute as to such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Securities, if any, known by the Company to be owned or held by or for the account of any of the above-described persons; and, subject to Section 7.02, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are Outstanding for the purpose of such determination.

      Section 11.05.  Right of Revocation of Action Taken.

      At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 11.01, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities of any or all series, as the case may be, specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Article, revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Security and of any Securities issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon any such Security. Any action taken by the Holders of the percentage in aggregate principal amount of the Securities of any or all series, as the case may be, specified in this Indenture in connection with such action shall be conclusively binding upon the Company, the Trustee and the Holders of all the Securities affected by such action.

      Section 11.06.  Meetings of Holders.

      A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Section 11.06 to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

      Section 11.07.  Call, Notice and Place of Meetings.

      (a) The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 11.06, to be held at such time and at such place in the Borough of Manhattan, The City of New York, or in [Boston, Massachusetts] as the Trustee shall determine or, with the approval of the Company, at any other place. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section
13.02 not less than 21 nor more than 180 days prior to the date fixed for the meeting.

      (b) In case at any time the Company or the Holders of at least 10% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 11.06, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, The City of New York, the City of Boston, Massachusetts, or in such other place as shall be determined and approved by the Company, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in Subsection (a) of this Section.

      Section 11.08.  Persons Entitled to Vote at Meetings.

      To be entitled to vote at any meeting of Holders of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities or any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

      Section 11.09.  Quorum; Action.

      The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case, the meeting may be adjourned for a period determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 11.07(a), except that any such notice by publication need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

      Any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities of that series.

      Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the related coupons, whether or not present or represented at the meeting.

      Section 11.10. Determination of Voting Rights; Conduct and Adjournment of Meetings.

      (a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holdings of Securities shall be proved in the manner specified in Section 11.02 and the appointment of any proxy shall be provided in the manner specified in Section 11.02 or by having the signature of the person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 11.02 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section
11.02 or other proof.

      (b) The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 11.07(b), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

      (c) At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of the Outstanding Securities of such series held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect to any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of Securities of such series or proxy.

      (d) Any meeting of Holders of Securities of any series duly called pursuant to Section 11.07 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

      Section 11.11.  Counting Votes and Recording Action of Meetings.

      The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed signatures of the Holders of Securities of such series or their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 11.07 and, if applicable, Section 11.09. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

                              ARTICLE TWELVE
                               SINKING FUNDS

      Section 12.01.  Applicability of Article.

      The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series, except as otherwise permitted or required by any form of Security of such series issued pursuant to this Indenture.

      The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is referred to in this Article Twelve as a "mandatory sinking fund payment," and any payment in excess of such minimum amount provided for by the terms of Securities of such series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 12.02. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

      Section 12.02.  Satisfaction of Sinking Fund Payments with Securities.

      The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of such series to be made pursuant to the terms of such Securities as provided for by the terms of such series (1) deliver Outstanding Securities of such series (other than any of such Securities previously called for redemption or any of such Securities in respect of which cash shall have been released to the Company), together in the case of any Bearer Securities of such series with all unmatured coupons appertaining thereto, and (2) apply as a credit Securities of such series which have been redeemed either at the election of the Company pursuant to the terms of such series of Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, provided that such series of Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities of any series in lieu of cash payments pursuant to this Section 12.02, the principal amount of Securities of such series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Trustee need not call Securities of such series for redemption, except upon Company request, and such cash payment shall be held by the Trustee or a Paying Agent for Securities of that series and applied to the next succeeding sinking fund payment, provided, however, that the Trustee or such Paying Agent shall at the request of the Company from time to time pay over and deliver to the Company any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Company to the Trustee of Securities purchased by the Company having an unpaid principal amount equal to the cash payment requested to be released to the Company.

      Section 12.03.  Redemption of Securities for Sinking Fund.

      Not less than 60 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that series pursuant to Section 12.02, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and will also deliver to the Trustee any Securities to be so credited and not theretofore delivered. If such Officers' Certificate shall specify an optional amount to be added in cash to the next ensuing mandatory sinking fund payment, the Company shall thereupon be obligated to pay the amount therein specified.

      Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.03 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.04. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 3.05 and 3.06.

                              ARTICLE THIRTEEN
                               MISCELLANEOUS

      Section 13.01.  Trust Indenture Act Controls.

      If any provision of this Indenture limits, qualifies, or conflicts with the duties which are required to be included in this Indenture by the TIA Section 310 to 317, inclusive, such duties set forth in the TIA shall control.

      Section 13.02.  Notices.

      Except as otherwise expressly provided herein or in the form of Securities of any particular series pursuant to the provisions of this Indenture, any notice or communication shall be sufficiently given if in writing and delivered in Person, sent by facsimile (with original to follow by first-class mail) or mailed by first-class mail, postage prepaid, addressed as follows:

      if to the Company:

      Sierra Pacific Resources
      P.O. Box 30150 (6100 Neil Road)
      Reno, Nevada  89520-3150
      Attention:  Director of Finance

      with a copy to:

      Choate, Hall & Stewart
      Exchange Place
      53 State Street
      Boston, Massachusetts  02109-2891
      Attention:  William C. Rogers, Esq.

      if to the Trustee:

      The Bank of New York
      101 Barclay Street, Floor 21W
      New York, New York  10286
      Attention: Corporate Trust Trustee Administration
      Re: Sierra Pacific Resources

      The Company or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

      Any notice or communication mailed to a Holder of a Registered Security shall be mailed to him by first class mail at his address as it appears on the Security Register and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder of any Registered Security or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

      In case, by reason of the suspension of regular mail service or by reason of any other cause, it shall be impossible to mail any notice as required by this Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

      Any notice required or permitted to be given to a Holder of Bearer Securities of any series shall be deemed to be properly given if such notice is published in an Authorized Newspaper on two separate days within the time prescribed.

      In case, by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause, it shall be impracticable to publish any notice to Holders of Bearer Securities as provided above, then such notification to Holders of Bearer Securities as shall be given with the approval of the Trustee shall constitute sufficient notice to such Holders for every purpose hereunder. Neither failure to give notice by publication to Holders of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of any notice mailed to Holders of Registered Securities as provided above.

      Where this Indenture provides for notice in any manner, such notice may be waived, in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders of Securities shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

      Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language, except that, if the Company so elects, any published notice may be in an official language of the country of publication.

      Section 13.03.  Communication by Holders with Other Holders.

      Securityholders may communicate pursuant to TIA Section 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

      Section 13.04.  Certificate and Opinion as to Conditions Precedent.

      Upon any request or application by the Company to the Trustee to take any action under this Indenture (except that, in the case of any request or application as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular request or application, no additional certificate or opinion need be furnished), the Company shall furnish to the Trustee:

            (1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

            (2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

      Section 13.05.  Statements Required in Certificate or Opinion.

      Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

            (1) a statement that the Person making such certificate or opinion has read such covenant or condition and the definitions relating thereto;

            (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

            (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

            (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

      Section 13.06.  When Treasury Securities Disregarded.

      In determining whether the Holders of the required principal amount of Securities or a series thereof have concurred in any direction, waiver or consent, Securities owned by the Company or any other obligor upon the Securities or by any Affiliate of the Company or such obligor shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to the Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such obligor.

      Section 13.07.  Legal Holidays.

      A "Legal Holiday", except as otherwise provided in the form of Security of any particular series pursuant to the provisions of this Indenture, with respect to any Place of Payment means a Saturday, a Sunday or a day on which banking institutions or trust companies in that Place of Payment are not required to be open. Except as provided otherwise in the applicable Security, if a payment date with respect to such payment is a Legal Holiday at any Place of Payment, payment due on such Security with respect to such Security may be made at such place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue with respect to such payment for the intervening period.

      Section 13.08.  Governing Law.

      The laws of the State of New York applicable to contracts made and performed in said state shall govern this Indenture and the Securities and coupons, without regard to choice of law principles. Unless the form of Security provides otherwise, all money or dollar amounts expressed herein or in the Securities refer to United States dollars.

      Section 13.09.  No Adverse Interpretation of Other Agreements.

      This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

      Section 13.10.  Successors.

      All agreements of the Company in this Indenture and the Securities shall bind its successor and assigns, whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successor.

      Section 13.11.  Duplicate Originals.

      The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

      Section 13.12.  Securities in Foreign Currencies.

Wherever this Indenture provides for any action by, or the determination of any of the rights of, Holders of Securities of any series in which not all of such Securities are denominated in the same currency, or any distribution to Holders of Securities, in the absence of any provision to the contrary in the form of Security of any particular series, any amount in respect of any Security denominated in a currency other than United States dollars shall be treated for any such action, determination or distribution as that amount of United States dollars that could be obtained for such amount on such reasonable basis of exchange and as of such date as the Company may specify in a written notice to the Trustee, or in the absence of such notice, as the Trustee may determine.


                                 * * * * *


      This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

                                 SIGNATURES

                                 SIERRA PACIFIC RESOURCES, INC.




                                 By:
                                     ------------------------------------------
                                     Name:
                                     Title:

Dated:  as of _________________


                                 THE BANK OF NEW YORK, as Trustee

                                 By:
                                        ---------------------------------------
                                 Name:
                                        ---------------------------------------
                                 Title:
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Dated:  as of __________________